   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 8, 1999
                                                      REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                               ------------------

                       DITECH COMMUNICATIONS CORPORATION
             (Exact name of Registrant as specified in its charter)

           DELAWARE                          3661                  94-2935531
 (State or other jurisdiction    (Primary Standard Industrial   (I.R.S. Employer
     of incorporation or         Classification Code Number)     Identification
        organization)                                               Number)

                               ------------------
                            825 E. MIDDLEFIELD ROAD
                            MOUNTAIN VIEW, CA 94043
                                 (650) 623-1300

         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                               ------------------
                             TIMOTHY K. MONTGOMERY
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                            825 E. MIDDLEFIELD ROAD
                            MOUNTAIN VIEW, CA 94043
                                 (650) 623-1300

 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                               ------------------
                                   COPIES TO:

          ANDREI M. MANOLIU
            BRETT D. WHITE                              NEIL WOLFF
          COOLEY GODWARD LLP                 WILSON SONSINI GOODRICH & ROSATI
        FIVE PALO ALTO SQUARE                    PROFESSIONAL CORPORATION
         3000 EL CAMINO REAL                        650 PAGE MILL ROAD
       PALO ALTO, CA 94306-2155                    PALO ALTO, CA 94304
            (650) 843-5000                            (650) 493-9300

                               ------------------
        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:

  AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.
                               ------------------

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), check the following box: / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / /

    If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box: / /

                        CALCULATION OF REGISTRATION FEE

                                                             PROPOSED MAXIMUM    PROPOSED MAXIMUM
         TITLE OF SECURITIES                AMOUNT TO         OFFERING PRICE        AGGREGATE           AMOUNT OF
           TO BE REGISTERED              BE REGISTERED(1)      PER SHARE(2)     OFFERING PRICE(2)    REGISTRATION FEE
Common Stock ($.001 par value)........      2,587,500             $58.82           $152,196,750          $42,311

(1) Includes 337,500 shares of common stock issuable upon exercise of the underwriters' over-allotment option.

(2) Estimated solely for the purpose of determining the registration fee and calculated in accordance with Rule 457(c) under the Securities Act on the basis of the average of the high and low prices of Ditech's common stock on August 31, 1999 as quoted on the Nasdaq National Market.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

SUBJECT TO COMPLETION, DATED SEPTEMBER 8, 1999
THE INFORMATION IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BECOMES EFFECTIVE. THIS PRELIMINARY PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES NOR DOES IT SEEK OFFERS TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

           [LOGO]
2,250,000 SHARES
COMMON STOCK
Of the 2,250,000 shares of our common stock being sold in this offering, we are selling 1,000,000 shares and the selling stockholders are selling 1,250,000 shares. We will not receive any of the proceeds from the sale of shares by the selling stockholders.
Our common stock is quoted on the Nasdaq National Market under the symbol DITC. On September 7, 1999, the last reported sale price of our common stock was $69.25 per share.
INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 6.
NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                    UNDERWRITING
                                    PRICE TO        DISCOUNTS AND   PROCEEDS TO        PROCEEDS TO SELLING
                                    PUBLIC          COMMISSIONS     DITECH             STOCKHOLDERS
Per share                           $               $               $                  $
Total                               $               $               $                  $

Some of the selling stockholders have granted the underwriters the right to purchase up to 337,500 additional shares to cover any over-allotments.
DEUTSCHE BANC ALEX. BROWN
                     BANCBOSTON ROBERTSON STEPHENS
                                                               HAMBRECHT & QUIST
THE DATE OF THIS PROSPECTUS IS              , 1999

    In the top half of the page is an eight-line block of text, which is centered in the middle of the page. The text itself is flushed left. It reads:
"Ditech Communications Corporation."

    On the top right-hand corner of the page is a one-inch high rectangle of color. It extends approximately one-third of the way across the page and gradually fades to white. Across the middle of the page is an arrow pointing to a tab on the right edge of the page. To the left of the tab, superimposed over the arrow, are the words "open here."

                                          Ditech Communications Corporation
                                          designs,
                                          develops and markets equipment
                                          used in building and expanding
                                          telecommunications and cable
                                          communications networks.
                                          Our products fall into two categories,
                                          echo cancellation equipment and
                                          optical communications products.

TRADEMARKS:

    The name Ditech Corporation is a registered trademark of Ditech. Ditech has applied for trademarks for the following: Ditech, the DART acronym, and the wave design logo. This prospectus also includes trademarks of companies other than Ditech.

                       DITECH COMMUNICATIONS CORPORATION

                       DITECH ECHO CANCELLATION SOLUTION
                  VOICE QUALITY IS THE COMPETITIVE DIFFERENCE

[Graphical illustration of telecommunication networks, with a cloud in the center in which the following words appear:

                                     Cable
                                   Satellite
                                    Wireline
                                    Wireless

                               Voice-over packet
                             (Voice-over Internet,
                               ATM, Frame Relay)

    Above the cloud are the words "Circuit Switched Network," and below the cloud are the words "Packet Switched Network." Leading into the cloud from the top left is a figure of a person on a telephone with two dotted lines leading to a vertical line on the right labeled "Echo generated at 2-to-4 conversion hybrid." Out of this are four dotted lines leading to the right to a box labeled "Echo Cancellers." Out of this box come four dotted lines to the right to the upper left portion of the cloud.

    At the upper right portion of the cloud is the mirror image of the figures described in the proceeding paragraph.

    Leading into the cloud from the bottom left is a figure of a person on a telephone with two dotted lines leading to a box on the right labeled "PBX" with rectangle labeled "Echo Canceller (4SA)" sitting on top of it. Out of this are two dotted lines leading to a vertical line on the right labeled "Echo generated at hybrid." Out of this are four dotted lines leading to the right to a box labeled "Packet Switch (e.g. router)." Out of this come four dotted lines to the right to the lower left portion of the cloud.

    At the lower right portion of the cloud is the mirror image of the figures described in the proceeding paragraph.]

                                                                 DITECH PRODUCTS                       STATUS
[rectangle representing                          Echo Canceller (4SA)
  an Echo Canceller]                             (For small office and network environments)      Shipping
                                                 18T1/E1 Echo Canceller
[box representing                                (220 T1's in 7 foot rack)
  an Echo Canceller]                             (126 e1's in 2.1m rack)                          Shipping
[box representing                                Quad T1 Echo Canceller
  an Echo Canceller]                             (480 T1's in 7 foot rack)                        Shipping
[box representing                                Quad E1 Echo Canceller
  Echo Canceller]                                (480 E1's in 2.1m rack)                          Shipping
[box representing                                Broadband Echo Canceller (BBEC")
  Echo Canceller]                                (For higher capacity networks)                   Shipping

BENEFITS TO SERVICE PROVIDER

    - High capacity

    - High performance

    - Remote software upgradeability

    - Low power consumption

                        BUILDING THE NEW PUBLIC NETWORK

                           DITECH'S OPTICAL SOLUTION
                       EXPANDING THE NEW OPTICAL NETWORK

    [Graphical illustration of a telecommunication network labeled "Long Distance" represented by a large ring with (i) nine triangles on the ring representing EDFA optical amplifiers, and (ii) four balls, the lower two of which are labeled "Switching Center." To the left of the large ring is a box labeled "SONET/SDH Terminal Packet Switch," underneath which the words "16 Wavelength DWDM Multiplexer System" are found. Out of this box come 16 arrows to the right to a stack of 16 boxes labeled at the top with a "T" to denote that they are Transponders. Out of each of these boxes comes an arrow to the right to a trapezoid labeled "DWDM Mux." Out of this comes one arrow to the large ring. At the right of the large ring is the mirror image of the figures described in the proceeding four sentences, except that all arrows continue to go to the right and the trapezoid labeled "DWDM Mux" is labeled "DWDM DeMux." Above and to the left of the large ring is the figure of a person at a computer labeled "Technician" with a dotted line out of the computer leading to two boxes, one of which is labeled "Network Management System" and one of which is labeled "Optical Telemetry System (OTS)." Out of these boxes comes a dotted line that splits into two dotted lines, each leading to a box labeled "OTS." Out of each of these boxes is a dotted line leading through one of the optical amplifiers on the top of the large ring, then to a box labeled "Monitor," and them to one of the optical amplifiers on the bottom of the large ring. In the center of the large ring are the words "Remote Monitoring and Management."

    Below the large ring is a graphical illustration of a telecommunication network labeled "Local Exchange" represented by a smaller ring with four balls, each with a different label as follows: "Remote Terminal"; "Central Office"; "Terminal"; "Campus"; and "ISP." Each of the first two balls, which are at the top of the small ring, has a thick line leading up from it to one of the two balls on the large ring labeled "Switching Center." To the left of the small ring is a box labeled "SONET/SDH Terminal Packet Switch," underneath which the words "4 Wavelength WDM Multiplexer System" are found. Out of this box come 4 arrows to the right to a stack of 4 boxes each labeled with a "T" to denote that they are Transponders. Out of each of these boxes come an arrow to the right to a trapezoid labeled "WDM Mux." Out of this comes one arrow to the small ring. At the right of the small ring is the mirror image of the figures described in the proceeding four sentences, except that all arrows continue to go to the right and the trapezoid labeled "WDM Mux" is labeled "WDM DeMux." In the center of the small ring are the words "Cost-effective, scalable solution."

    To the left of the large and small rings and other graphical representations is a cloud with the words "Voice," "Data," and "Video" in it. The cloud has two dotted lines coming out of it, each to a box labeled "SONET/SDH Terminal Packet Switch" on the left side of each of the two rings.]

                                                                 DITECH PRODUCTS                       STATUS
[Triangle]                                       EDFA (optical amplifier)                         Shipping
[Box with "T" in the middle]                     Transponder                                      Commercially
                                                                                                  Available
[Trapazoid]                                      WDM Multiplexer/Demultiplexer                    Commercially
                                                                                                  Available
[Trapazoid]                                      DWDM Multiplexer/Demultiplexer                   Development
[Box with "OTS" in the middle]                   Optical Telemetry System (OTS)                   Commercially
                                                                                                  Available
[Box with "Monitor" in the middle]               DWDM Channel Monitor                             Commercially
                                                                                                  Available

BENEFITS TO SERVICE PROVIDER

    - Cost-effective, scalable solutions

    - Interoperable in multivendor networks

    - Designed to industry standards

    - Remote monitoring and management

                               PROSPECTUS SUMMARY
    YOU SHOULD READ THE FOLLOWING SUMMARY TOGETHER WITH THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS AND NOTES THERETO APPEARING ELSEWHERE IN THIS PROSPECTUS.
    UNLESS OTHERWISE INDICATED, ALL INFORMATION INCLUDED IN THIS PROSPECTUS ASSUMES NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION.
    AS USED IN THIS PROSPECTUS, UNLESS THE CONTEXT OTHERWISE REQUIRES, THE TERM "DITECH" REFERS TO DITECH COMMUNICATIONS CORPORATION, A DELAWARE CORPORATION, ITS PREDECESSOR CALIFORNIA CORPORATION AND THE CALIFORNIA CORPORATION'S PREDECESSORS AND SUBSIDIARIES.
                                     DITECH
    Ditech designs, develops and markets equipment used in building and expanding telecommunications and cable communications networks. Our products fall into two categories, echo cancellation equipment and equipment that enables and facilitates communications over fiber optic networks. Our echo cancellation products eliminate echo, which is a significant problem in existing and emerging networks. Echo results from speech signals that are reflected back to the speaker during a telephone call, making conversation difficult. This effect is most pronounced when two people are talking over long distance, satellite, cellular, PCS or packetized networks. Our echo cancellation products use a software-intensive architecture coupled with one of the latest commercially available digital signal processors, a semiconductor device that encodes and decodes digital signals, to cancel echo and enhance the quality of voice communications. To date, the vast majority of our revenue has been derived from sales of our echo cancellation products. Our optical communications products enable the implementation of wavelength division multiplexing, or WDM, technology, a technology that enables multiple communication links to be carried on one fiber optic connection which is becoming more widely adopted by service providers to address network capacity constraints. Ditech's optical communications products are designed to function either as stand-alone products or as a complete system known as the Optical Path Solution.
    Service providers, struggling to meet the demands of increasing traffic, also face intense competition as worldwide deregulation and privatization have enabled new players to enter the market. Growing numbers of service providers are both expanding legacy infrastructures and building out new networks. Consequently, traffic that was previously carried through the network of a single service provider, is now routed through the networks of multiple service providers. These networks are comprised of equipment from several different vendors that must carry traffic over existing and emerging infrastructures. This added complexity makes it more difficult to ensure network reliability and service quality. Service providers, operating in an increasingly competitive industry, must cost-effectively meet these challenges or lose business to competitors who can.
    Our objective is to become a leading provider of echo cancellation and optical communications products required to cost-effectively build and manage the telecommunications networks of the twenty-first century. Key elements of our strategy include the following:
    - Extend technology leadership;
    - Increase optical communications products growth;
    - Expand and leverage distribution channels;
    - Strengthen existing and develop new customer relationships; and
    - Deliver cost-effective solutions.

    We have established a direct sales force that sells to our customers in the United States and internationally. We also intend to expand the use of sales agents, systems integrators, original equipment manufacturers and distributors to sell and market our products internationally. More than fifty companies purchased our products in fiscal 1999.
    Ditech was originally incorporated as Phone Info, Inc. in July 1983 and subsequently changed its name to Automated Call Processing Corporation, Inc. In March 1997, Automated Call Processing sold portions of its business and merged with its wholly-owned subsidiary, and the surviving entity was renamed Ditech Corporation. Ditech reincorporated in Delaware in April 1999 and changed its name to Ditech Communications Corporation. Shortly following the reincorporation, all of our Series B preferred stock converted to common stock, we effected a 2-for-3 reverse split of our common stock and we redeemed all of our outstanding Series A and Series C preferred stock. Where we refer to numbers of shares of common stock in this prospectus, we have adjusted those numbers to reflect the conversion of the Series B preferred stock and the reverse stock split. Our principal offices are located at 825 E. Middlefield Road, Mountain View, California 94043, and our telephone number is (650) 623-1300.
                              RECENT DEVELOPMENTS
    We had record revenue and earnings for the first quarter of fiscal 2000. Revenue for the quarter ended July 31, 1999 was $9.8 million, up 90.7% over revenue recorded in the same quarter last year and up 33.1% over revenue in the fourth quarter of fiscal 1999. This marked the seventh consecutive quarter in which revenue surpassed prior quarter levels. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a further discussion of our recent financial results. In addition, during the first quarter of fiscal 2000 we added nine new customers, and initiated the volume deployment of our Broadband Echo Cancellation system. We also received a substantial unforecasted order from one of our largest customers for deployment of our Broadband Echo Cancellation System. We expect this order to result in an incremental $12 million to $15 million of revenue to be recognized over the next two to three quarters.
                                  THE OFFERING

Shares offered by Ditech....................  1,000,000 shares
Shares offered by the selling                 1,250,000 shares
  stockholders..............................
Shares to be outstanding after the            13,223,940 shares
  offering..................................
Use of proceeds.............................  For general corporate purposes
Nasdaq National Market symbol...............  DITC

    The number of shares to be outstanding following this offering is based on the number of shares outstanding on July 31, 1999. It excludes:
    - 873,856 shares of common stock issuable upon exercise of outstanding options at a weighted average exercise price of $3.88 per share;
    - 431,611 shares of common stock reserved for issuance pursuant to our 1998 Stock Option Plan;
    - 133,333 shares of common stock reserved for issuance pursuant to our 1999 Employee Stock Purchase Plan; and
    - 100,000 shares of common stock reserved for issuance pursuant to our 1999 Non-Employee Directors' Stock Option Plan.

                             SUMMARY FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                                           THREE
                                                                                                                          MONTHS
                                                                                                                           ENDED
                                                                                 YEARS ENDED APRIL 30,                   JULY 31,
                                                                -------------------------------------------------------  ---------
                                                                   1995        1996       1997       1998       1999       1998
                                                                -----------  ---------  ---------  ---------  ---------  ---------
                                                                (UNAUDITED)                                              (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Revenue.......................................................  $    7,979   $  14,354  $  14,066  $  12,326  $  25,364  $   5,124
Gross profit..................................................       4,186       7,190      7,276      6,675     13,506      2,716
Operating expenses............................................       1,320       2,617      3,307      6,051     12,018      2,574
Income from operations........................................       2,866       4,573      3,969        624      1,488        142
Income from continuing operations.............................       1,621       2,792      2,343          7        575          6
Discontinued operations(1)....................................        (848 )    (1,413)        92         --         --         --
Net income....................................................         773       1,379      2,435          7        575          6
Accretion of mandatorily redeemable preferred stock...........          --          --        187      1,374      1,497        362
Net income (loss) attributable to common stockholders.........  $      773   $   1,379  $   2,248  $  (1,367) $    (922) $    (356)
Per share data (2)
Basic
  Income (loss) from continuing operations....................  $     0.06   $    0.10  $    0.09  $   (0.45) $   (0.26) $   (0.11)
                                                                -----------  ---------  ---------  ---------  ---------  ---------
                                                                -----------  ---------  ---------  ---------  ---------  ---------
  Net income (loss)...........................................  $     0.03   $    0.05  $    0.09  $   (0.45) $   (0.26) $   (0.11)
                                                                -----------  ---------  ---------  ---------  ---------  ---------
                                                                -----------  ---------  ---------  ---------  ---------  ---------
Diluted
  Income (loss) from continuing operations....................  $     0.06   $    0.10  $    0.09  $   (0.45) $   (0.26) $   (0.11)
                                                                -----------  ---------  ---------  ---------  ---------  ---------
                                                                -----------  ---------  ---------  ---------  ---------  ---------
  Net income (loss)...........................................  $     0.03   $    0.05  $    0.09  $   (0.45) $   (0.26) $   (0.11)
                                                                -----------  ---------  ---------  ---------  ---------  ---------
                                                                -----------  ---------  ---------  ---------  ---------  ---------
Number of shares used in per share calculations (2)
  Basic.......................................................      27,903      27,903     24,772      3,061      3,566      3,269
                                                                -----------  ---------  ---------  ---------  ---------  ---------
                                                                -----------  ---------  ---------  ---------  ---------  ---------
  Diluted.....................................................      27,903      28,271     25,224      3,061      3,566      3,269
                                                                -----------  ---------  ---------  ---------  ---------  ---------
                                                                -----------  ---------  ---------  ---------  ---------  ---------


                                                                  1999
                                                                ---------

STATEMENT OF OPERATIONS DATA:
Revenue.......................................................  $   9,771
Gross profit..................................................      5,632
Operating expenses............................................      3,734
Income from operations........................................      1,898
Income from continuing operations.............................      1,039
Discontinued operations(1)....................................         --
Net income....................................................      1,039
Accretion of mandatorily redeemable preferred stock...........         99
Net income (loss) attributable to common stockholders.........  $     940
Per share data (2)
Basic
  Income (loss) from continuing operations....................  $    0.11
                                                                ---------
                                                                ---------
  Net income (loss)...........................................  $    0.11
                                                                ---------
                                                                ---------
Diluted
  Income (loss) from continuing operations....................  $    0.08
                                                                ---------
                                                                ---------
  Net income (loss)...........................................  $    0.08
                                                                ---------
                                                                ---------
Number of shares used in per share calculations (2)
  Basic.......................................................      8,359
                                                                ---------
                                                                ---------
  Diluted.....................................................     11,251
                                                                ---------
                                                                ---------

                                                                                                               JULY 31, 1999
                                                                                                          -----------------------
                                                                                                           ACTUAL    AS ADJUSTED
                                                                                                          ---------  ------------
BALANCE SHEET DATA:
Cash and cash equivalents...............................................................................  $   8,126   $   73,200
Total assets............................................................................................     22,688       87,762
Long-term debt..........................................................................................         60           60
Total stockholders' equity..............................................................................     17,345       82,419

------------------------
(1) See Note 3 of notes to the financial statements included elsewhere in this prospectus.
(2) The reduction in earnings per share due to accretion for redeemable preferred stock will not occur after our first quarter of fiscal 2000 because the Series A preferred stock was redeemed and the Series B preferred stock was converted to common stock in June 1999.
    The balance sheet data has been adjusted to reflect the sale of 1,000,000 shares of common stock being sold by us in this offering at an assumed public offering price of $69.25 per share and the receipt of the estimated net proceeds therefrom after deducting estimated underwriting discounts and offering expenses. See "Use of Proceeds."

                                  RISK FACTORS

    THIS OFFERING INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE RISKS AND UNCERTAINTIES DESCRIBED BELOW AND THE OTHER INFORMATION IN THIS PROSPECTUS BEFORE DECIDING WHETHER TO INVEST IN SHARES OF OUR COMMON STOCK. IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCUR, OUR BUSINESS, FINANCIAL CONDITION OR OPERATING RESULTS COULD BE MATERIALLY ADVERSELY AFFECTED. THIS COULD CAUSE THE TRADING PRICE OF OUR COMMON STOCK TO DECLINE, AND YOU MAY LOSE PART OR ALL OF YOUR INVESTMENT.

WE DEPEND ON A LIMITED NUMBER OF CUSTOMERS FOR OUR PRODUCTS, THE LOSS OF ANY ONE OF WHICH COULD CAUSE OUR REVENUE TO DECREASE

    Our revenue historically has come from a small number of customers. A customer may stop buying our products or significantly reduce its orders for our products for a number of reasons, including the acquisition of a customer by another company. If this happens, our revenue and business would be materially and adversely affected. Our five largest customers accounted for over 75% of our revenue in the first three months of fiscal 2000, over 65% of our revenue in fiscal 1999 and over 75% of our revenue in fiscal 1998. Qwest/LCI accounted for 43% of our revenue in the first three months of fiscal 2000, 42% of our revenue in fiscal 1999 and in fiscal 1998. Our four next largest customers accounted collectively for 33% of our revenue in the first three months of fiscal 2000, 23% of our revenue in fiscal 1999 and 38% of our revenue in fiscal 1998. MCI accounted for $7.6 million, or more than 50%, of our revenue in fiscal 1997, but only $1.4 million, or approximately 11%, of our revenue in fiscal 1998. This reduction began shortly before the acquisition of MCI by Worldcom.

    As an example, we received a substantial unforecasted order from one of our largest customers for deployment of our Broadband Echo Cancellation System. We expect this order to result in an incremental $12 million to $15 million of revenue to be recognized over the next two to three quarters. If all or a portion of this order is cancelled or delayed, our expected operating results for the next two to three quarters would be adversely affected, which could adversely affect our stock price.

OUR OPERATING RESULTS HAVE FLUCTUATED SIGNIFICANTLY IN THE PAST, AND WE ANTICIPATE THAT THEY MAY CONTINUE TO DO SO IN THE FUTURE, WHICH COULD ADVERSELY AFFECT OUR STOCK PRICE

    Our quarterly operating results have fluctuated significantly in the past and may fluctuate in the future as a result of several factors, some of which are outside of our control. If revenue declines in a quarter, whether due to a loss in revenue or a delay in recognizing expected revenue, our operating results will be adversely affected because many of our expenses are relatively fixed. In particular, sales and marketing, research and development and general and administrative expenses do not change significantly with variations in revenue in a quarter. Adverse changes in our operating results could adversely affect our stock price.

    OUR REVENUE MAY VARY FROM PERIOD TO PERIOD. Factors that could cause our revenue to fluctuate from period to period include:

    - the timing or cancellation of orders from, or shipments to, existing and new customers;

    - the timing of new product and service introductions by us, our customers, our partners or our competitors;

    - competitive pressures;

    - variations in the mix of products offered by us; and

    - variations in our sales or distribution channels.

    In particular, sales of our echo cancellation products, which historically have accounted for the vast majority of our revenue, have typically come from our major customers ordering large quantities when they deploy a switching center. Consequently, we may get one or more large orders in one quarter from a customer and then no orders the next quarter. As a result, our revenue may vary significantly from quarter to quarter.

    In addition, the sales cycle for our products is typically lengthy. Before ordering our products our customers perform significant technical evaluations, which typically last up to 90 days in the case of our echo cancellation products and up to 180 days in the case of our optical communications products. Once an order is made, delivery times can vary depending on the product ordered, with delivery times for optical communications products exceeding those for our echo cancellation products. As a result, revenue forecasted for a specific customer for a particular quarter may not occur in that quarter. Because of the potential large size of our customers' orders, this would adversely affect our revenue for the quarter.

    OUR EXPENSES MAY VARY FROM PERIOD TO PERIOD. Many of our expenses do not vary with our revenue. Factors that could cause our expenses to fluctuate from period to period include:

    - the extent of marketing and sales efforts necessary to promote and sell our products;

    - the timing and extent of our research and development efforts;

    - the availability and cost of key components for our products; and

    - the timing of personnel hiring.

    If we incur such additional expenses in a quarter in which we do not experience increased revenue, our profitability would be adversely affected and we may even incur losses for that quarter.

WE ANTICIPATE THAT AVERAGE SELLING PRICES FOR OUR PRODUCTS WILL DECLINE IN THE FUTURE, WHICH COULD ADVERSELY AFFECT OUR PROFITABILITY

    We expect that the price we can charge our customers for our products will decline as new technologies become available and as competitors lower prices either as a result of reduced manufacturing costs or a strategy of cutting margins to achieve or maintain market share. As a result, we may face reduced profitability and perhaps losses in future periods. We expect price reductions to be more pronounced in the market for our echo cancellation products, at least in the near term, due to more established competition for these products. While we intend to reduce our manufacturing costs in an attempt to maintain our margins and to introduce enhanced products with higher selling prices, we may not execute these programs on schedule. In addition, our competitors may drive down prices faster or lower than our planned cost reduction programs. Even if we can reduce our manufacturing costs, many of our operating costs will not decline immediately if revenue decreases due to price competition.

IF WE DO NOT SUCCESSFULLY DEVELOP AND INTRODUCE OUR NEW PRODUCTS, OUR PRODUCTS MAY BECOME OBSOLETE

    If we do not successfully develop and introduce our new products and our existing products become obsolete due to product introductions by competitors, our revenue will decline. Our ability to maintain and increase revenue in the future will depend primarily on:

    - acceptance of our new Broadband Echo Cancellation System and 4SA echo cancellation products;

    - our successful introduction and sale of our new optical monitors, telemetry systems, transponders and four-channel wavelength division multiplexing products; and

    - our successful development and introduction of our sixteen-channel wavelength division multiplexing products.

    However, we may not be able to successfully produce or market our new products in commercial quantities, complete product development when anticipated, or increase sales. These risks are of particular concern when a new generation product is introduced. As a result, while we believe we will achieve our product introduction dates, they may be delayed. For the year ended April 30, 1999, sales of our 18T1 and 18E1 echo cancellation products accounted for the vast majority of our revenue, and for the first three months of fiscal 2000 accounted for a substantial portion of our revenue. Shipments of our optical amplifiers began in the third quarter of calendar 1996 and accounted for substantially all of our revenue for optical communications products during fiscal 1999. In the past, we experienced an unforeseen delay in the development of one of our products due to the need to design around a part that did not function as anticipated and also when the first version of one of our optical communications products did not fully meet customer requirements. We have in the past experienced, and in the future may experience, similar unforeseen delays in the development of our new products. We must devote a substantial amount of resources in order to develop and achieve commercial acceptance of our new echo cancellation and optical communications products. We may not be able to address evolving demands in these markets in a timely or effective way. Even if we do, customers in these markets may purchase or otherwise implement competing products.

    CUSTOMERS MAY DELAY ORDERS FOR OUR EXISTING PRODUCTS IN ANTICIPATION OF NEW PRODUCTS. Our customers may delay orders for our existing products in anticipation of the release of our or our competitors' new products. Further, if our or our competitors' new products substantially replace the functionality of our existing products, our existing products may become obsolete, and we could be forced to sell them at reduced prices or even at a loss.

IF WE ARE NOT ABLE TO DEVELOP SUBSTANTIAL REVENUE FROM SALES OF OUR OPTICAL COMMUNICATIONS PRODUCTS, OUR ABILITY TO GROW OUR BUSINESS MAY BE SUBSTANTIALLY IMPAIRED

    To date, the vast majority of our revenue has been derived from sales of our echo cancellation products. If we are not able to develop substantial revenue from sales of our optical communications products, our ability to grow our business may be substantially impaired. In fiscal 1997, fiscal 1998, fiscal 1999 and the first three months of fiscal 2000, we derived approximately 99.5%, 94.1%, 93.7% and 99.9%, respectively, of our revenue from the sale of our echo cancellation products. We expect that a substantial majority of our revenue will continue to come from sales of our echo cancellation products for the foreseeable future.

WE FACE INTENSE COMPETITION, WHICH COULD ADVERSELY AFFECT OUR ABILITY TO MAINTAIN OR INCREASE SALES OF OUR PRODUCTS

    The markets for our echo cancellation and optical communications products are intensely competitive, continually evolving and subject to rapid technological change. We may not be able to compete successfully against current or future competitors, including our customers. Certain of our customers also have the ability to internally produce the equipment that they currently purchase from us. In such cases, we also compete with their internal product development capabilities. We expect that competition in each of the echo cancellation and optical communications markets will increase in the future. We may not have the financial resources, technical expertise or marketing, manufacturing, distribution and support capabilities to compete successfully.

    One of our competitors, Nortel Networks, has announced that it is developing an integrated switch, which would have echo cancellation capability built into it and would therefore eliminate the need for the echo cancellation capability provided by our products. Announcements such as these, or the commercial availability of such switches or other competing products, may cause our customers to delay or cancel orders for our products.

    Most of our competitors and potential competitors have substantially greater name recognition and technical, financial and marketing resources than we do. Such competitors may undertake more extensive marketing campaigns, adopt more aggressive pricing policies and devote substantially more resources to developing new products than we will. For more information on the competition we face, see "Business--Competition."

WE DEPEND ON TELINNOVATION FOR TRANSITIONAL SUPPORT OF OUR ECHO CANCELLATION TECHNOLOGY, THE LOSS OF WHICH COULD DELAY PRODUCT DEVELOPMENT

    We acquired our echo cancellation technology from Telinnovation. Prior to this acquisition we licensed this technology from Telinnovation, which provided engineering support for our use of this technology. We are currently focused on increasing our knowledge of this technology so that we will be able to modify and enhance it ourselves. If Telinnovation does not fulfill its obligations to assist us during this transitional phase, or if we need to devote more resources to this technology than we currently expect, our product development plans could be delayed.

IF WE DO NOT REDUCE MANUFACTURING COSTS OF OUR PRODUCTS TO RESPOND TO ANTICIPATED DECREASING AVERAGE SELLING PRICES, OUR ABILITY TO GENERATE PROFITS COULD BE ADVERSELY AFFECTED

    In order to respond to increasing competition and our anticipation that average selling prices will decrease, we are attempting to reduce manufacturing costs of our new and existing products. If we do not reduce manufacturing costs and average selling prices decrease, our operating results will be adversely affected. We may not be able to successfully reduce the cost of manufacturing our products due to a number of factors, including:

    WE RELY ON A LIMITED SOURCE OF MANUFACTURING. Manufacturing of our echo cancellation products and the electronic printed circuit board assemblies for our optical communications products is currently outsourced to two contract manufacturers. If we or these contract manufacturers terminate any of these relationships, or if we otherwise establish new relationships, we may encounter problems in the transition of manufacturing to another contract manufacturer, which could temporarily increase our manufacturing costs and cause product delays. See "Business-- Manufacturing."

    WE HAVE NO COMMERCIAL MANUFACTURING EXPERIENCE WITH OUR NEW PRODUCTS. To date we have manufactured our pre-production optical communications products in our facilities but not in commercial quantities. We will need to outsource the manufacturing of these products once we begin to commercially manufacture them. We may experience delays and other problems during the transition to outsourcing the manufacture of these products.

WE OPERATE IN AN INDUSTRY EXPERIENCING RAPID TECHNOLOGICAL CHANGE, WHICH MAY MAKE OUR PRODUCTS OBSOLETE

    Our future success will depend on our ability to develop, introduce and market enhancements to our existing products and to introduce new products in a timely manner to meet our customers' requirements. The echo cancellation and optical communications markets we target are characterized by:

    - rapid technological developments;

    - frequent enhancements to existing products and new product introductions;

    - changes in end user requirements; and

    - evolving industry standards.

    WE MAY NOT BE ABLE TO RESPOND QUICKLY AND EFFECTIVELY TO THESE RAPID CHANGES. The emerging nature of these products and their rapid evolution will require us to continually improve the performance, features and reliability of our products, particularly in response to competitive product offerings. We may not be able to respond quickly and effectively to these developments. The introduction or market acceptance of products incorporating superior technologies or the emergence of alternative technologies and new industry standards could render our existing products, as well as our products currently under development, obsolete and unmarketable. In addition, we may have only a limited amount of time to penetrate certain markets, and we may not be successful in achieving widespread acceptance of our products before competitors offer products and services similar or superior to our products. We may fail to anticipate or respond on a cost-effective and timely basis to technological developments, changes in industry standards or end user requirements. We may also experience significant delays in product development or introduction. In addition, we may fail to release new products or to upgrade or enhance existing products on a timely basis.

    WE MAY NEED TO MODIFY OUR PRODUCTS AS A RESULT OF CHANGES IN INDUSTRY STANDARDS. The emergence of new industry standards, whether through adoption by official standards committees or widespread use by service providers, could require us to redesign our products. If such standards become widespread, and our products are not in compliance, our current and potential customers may not purchase our products. The rapid development of new standards increases the risk that our competitors could develop and introduce new products or enhancements directed at new industry standards before us.

IF EMERGING COMPETITIVE SERVICE PROVIDERS AND THE TELECOMMUNICATIONS INDUSTRY AS A WHOLE EXPERIENCE A DOWNTURN OR REDUCTION IN GROWTH RATE, THE DEMAND FOR OUR PRODUCTS WILL DECREASE, WHICH WILL ADVERSELY AFFECT OUR BUSINESS

    Our success will depend in large part on continued development and expansion of voice and data communications networks. Development of communications networks is driven in part by the growth of competitive service providers that emerged as a result of the Telecommunications Act of 1996 and privatization of the telecommunications industry on a global scale. We are subject to risks of growth constraints due to our current and planned dependence on emerging competitive and privatized overseas service providers. These potential customers may be constrained for a number of reasons, including their limited capital resources, changes in regulation and consolidation.

WE DEPEND ON TEXAS INSTRUMENTS AS THE SOLE SOURCE OF A COMPONENT USED IN OUR PRODUCTS, THE LOSS OF WHICH COULD DELAY PRODUCT SHIPMENTS

    We rely on Texas Instruments as the sole source of the digital signal processors that we use in our echo cancellation products. We have no guaranteed supply arrangements with Texas Instruments. Any extended interruption in the supply of digital signal processors from Texas Instruments would affect our ability to meet scheduled deliveries of our echo cancellation products to customers. If we are unable to obtain a sufficient supply of digital signal processors from Texas Instruments, we could experience difficulties in obtaining alternative sources or in altering product designs to use alternative components. Resulting delays or reductions in product shipments could damage customer relationships, and we could lose customers and orders.

OUR BUSINESS IS GROWING, WHICH IS DIVERTING OUR MANAGEMENT'S ATTENTION FROM THE DAY TO DAY OPERATIONS OF OUR BUSINESS AND MAY REDUCE OUR ABILITY TO FOCUS ON FUTURE BUSINESS OPPORTUNITIES

    We anticipate significantly expanding our business capacity to address potential growth in our customer base and market opportunities. Expansion of our business may strain our management personnel, operations and resources. Growth in our customer base may require us to improve our predictions of what customers are likely to need and when they will need it, which may also further strain our sales and marketing personnel. Continued growth will require us to hire more engineering, sales, marketing, operations, customer support and services, and administrative personnel and scale our research and development capability, which we may not be able to do. We may also experience problems in integrating new personnel into our corporate culture. In addition, new hires may not be productive during the time that they are being integrated into our business.

WE MAY EXPERIENCE UNFORESEEN PROBLEMS AS WE DIVERSIFY OUR INTERNATIONAL CUSTOMER BASE, WHICH WOULD IMPAIR OUR ABILITY TO GROW OUR BUSINESS

    Historically, we have sold mostly to customers in North America. We currently are contemplating the expansion of our international presence, which will require additional hiring of personnel for the overseas market and other expenditures. Our planned expansion overseas may not be successful. As we expand our sales focus further into international markets, we will face additional and complex issues that we may not have faced before, such as addressing currency fluctuations, manufacturing overseas and import/export controls, which will put additional strain on our management personnel. In the past, substantially all of our international sales have been denominated in U.S. dollars, however, in the future, we may be forced to denominate a greater amount of international sales in foreign currencies. The number of installations we will be responsible for is likely to increase as a result of our continued international expansion. In the past, we have experienced difficulties installing one of our echo cancellation products overseas. In addition, we may not be able to establish more relationships with original equipment manufacturers. If we do not, our ability to increase sales could be materially impaired.

IF WE LOSE THE SERVICES OF ANY MEMBER OF OUR SENIOR MANAGEMENT OR KEY TECHNICAL PERSONNEL, OR ARE UNABLE TO RETAIN OR ATTRACT ADDITIONAL TECHNICAL PERSONNEL, OUR ABILITY TO CONDUCT AND EXPAND OUR BUSINESS WILL BE IMPAIRED

    We depend heavily on Tim Montgomery, our President and Chief Executive Officer, and on other key management and technical personnel, for the conduct and development of our business and the development of our products. If we lose the services of any one of these people for any reason, this could adversely affect our ability to conduct and expand our business and to develop new products. We do not have employment contracts with any of our executive officers other than Mr. Montgomery, Mr. Pong Lim, our Chairman of the Board, Ms. Toni Bellin, our Vice President of Operations, and Marc Schwager, our Vice President of Marketing. We believe that our future success will depend in large part upon our continued ability to attract, retain and motivate highly skilled employees, who are in great demand. However, we may not be able to do so.

A SMALL GROUP OF ENTITIES OWN OR CONTROL A SUBSTANTIAL AMOUNT OF OUR STOCK AND MAY, THEREFORE, INFLUENCE OUR AFFAIRS

    Following this offering, and assuming that the underwriters' over-allotment option is not exercised, Summit Partners and its affiliates, and Kenneth Jones, will collectively control approximately 32.9% of our outstanding common stock, as follows:

    - Summit Partners and its affiliates 24.2%; and

    - Kenneth Jones 8.7%.

In addition, Messrs. Avis and Chung, directors of Ditech, are affiliated with Summit Partners, and Mr. Jones is a director of Ditech. As a result, these stockholders as a group will be able to substantially influence the management and affairs of Ditech and, if acting together, would be able to influence most matters requiring the approval by our stockholders, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets and any other significant corporate transactions. The concentration of ownership may also delay or prevent a change of control of Ditech at a premium price if these stockholders oppose it.

OUR ABILITY TO COMPETE SUCCESSFULLY WILL DEPEND, IN PART, ON OUR ABILITY TO PROTECT OUR INTELLECTUAL PROPERTY RIGHTS, WHICH WE MAY NOT BE ABLE TO PROTECT

    We rely on a combination of patents, trade secrets, copyright and trademark laws, nondisclosure agreements and other contractual provisions and technical measures to protect our intellectual property rights. Nevertheless, such measures may not be adequate to safeguard the technology underlying our echo cancellation and optical communications products. Employees, consultants and others who participate in the development of our products may also breach their agreements with us regarding our intellectual property, and we may not have adequate remedies for any such breach. In addition, we may not be able to effectively protect our intellectual property rights in certain countries. We may, for a variety of reasons, decide not to file for patent, copyright or trademark protection outside of the United States. We also realize that our trade secrets may become known through other means not currently foreseen by us. Notwithstanding our efforts to protect our intellectual property, our competitors may be able to develop products that are equal or superior to our products without infringing on any of our intellectual property rights. For further information on our intellectual property and the difficulties in protecting it, see "Business--Patents and Intellectual Property Rights."

OUR PRODUCTS EMPLOY TECHNOLOGY THAT MAY INFRINGE ON THE PROPRIETARY RIGHTS OF THIRD PARTIES, WHICH MAY EXPOSE US TO LITIGATION

    Although we do not believe that our products infringe the proprietary rights of any third parties, third parties may still assert infringement or invalidity claims (or claims for indemnification resulting from infringement claims) against us. Such assertions could materially adversely affect our business, financial condition and results of operations. In addition, irrespective of the validity or the successful assertion of such claims, we could incur significant costs in defending against such claims.

IF WE VIOLATE OUR BANK DEBT COVENANTS, WE MAY NOT BE ABLE TO UTILIZE OUR BANK LINE OF CREDIT

    In the past we were in violation of certain minimum cash and ratio covenants of a line of credit. If operating results do not meet certain thresholds, we may be in violation of these covenants in the future. If we are in violation of these covenants, we may not be able to utilize our bank line of credit.

ACQUISITIONS AND INVESTMENTS MAY ADVERSELY AFFECT OUR BUSINESS

    We regularly review acquisition and investment prospects that would complement our existing product offerings, augment our market coverage, secure supplies of critical materials or enhance our technological capabilities. Acquisitions or investments could result in a number of financial consequences, including:

    - potentially dilutive issuances of equity securities;

    - large one-time write-offs;

    - reduced cash balances and related interest income;

    - higher fixed expenses which require a higher level of revenues to maintain gross margins;

    - the incurrence of debt and contingent liabilities; and

    - amortization expenses related to goodwill and other intangible assets.

    Furthermore, acquisitions involve numerous operational risks, including:

    - difficulties in the integration of operations, personnel, technologies, products and the information systems of the acquired companies;

    - diversion of management's attention from other business concerns;

    - diversion of resources from our existing businesses, products or technologies;

    - risks of entering geographic and business markets in which we have no or limited prior experience; and

    - potential loss of key employees of acquired organizations.

PROVISIONS OF OUR CHARTER DOCUMENTS AND DELAWARE LAW MAY INHIBIT A TAKEOVER, WHICH COULD LIMIT THE PRICE INVESTORS MIGHT BE WILLING TO PAY IN THE FUTURE FOR OUR COMMON STOCK

    Provisions in our Certificate of Incorporation and Bylaws may have the effect of delaying or preventing a change of control or changes in our management. Such provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock. These provisions include, among others:

    - the division of the Board of Directors into three separate classes;

    - the ability of the Board of Directors to issue up to 5,000,000 shares of preferred stock, and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the stockholders;

    - advance notice requirements for stockholders to nominate directors and bring stockholder proposals to a vote; and

    - the inability of stockholders to act by written consent.

Furthermore, because we are incorporated in Delaware, we are subject to the provisions of Section 203 of the Delaware General Corporation Law. These provisions prohibit certain large stockholders, in particular those owning 15% or more of the outstanding voting stock, from consummating a merger or combination with a corporation unless:

    - 66 2/3% of the shares of voting stock not owned by the large stockholder approve the merger or combination; or

    - Board of Directors approves the merger or combination or the transaction that resulted in the large stockholder owning 15% or more of our outstanding voting stock.

    See "Description of Capital Stock--Anti-Takeover Effects of Provisions of Charter Documents and Delaware Law."

THERE IS A LARGE NUMBER OF SHARES THAT MAY BE SOLD IN THE MARKET FOLLOWING THIS OFFERING, WHICH MAY DEPRESS THE MARKET PRICE OF OUR COMMON STOCK

    Sales of substantial numbers of shares of our common stock in the public market after this offering, or the perception that such sales may be made, could materially and adversely affect the market price of our common stock.

    All of the shares issued in this offering will be freely tradeable. Of the 13,223,940 shares of common stock outstanding following this offering:

    - 5,700,000 shares will be freely tradable, subject to the restrictions imposed by the federal laws on sales by affiliates; and

    - the remaining 7,523,940 shares will become available for sale at various times following the date of this prospectus subject to restrictions imposed by lock-up agreements, securities laws and repurchase options in favor of Ditech.

In addition, additional shares may become available for sale upon the exercise of stock options as outstanding options vest and are exercised. The underwriters, however, may waive the lock-up restriction at their sole discretion. See "Shares Eligible for Future Sale."

OUR OR THIRD PARTIES' COMPUTER SYSTEMS MAY FAIL IN THE YEAR 2000, WHICH WOULD DELAY OUR PRODUCT DEVELOPMENT AND THE MANUFACTURING OF OUR PRODUCTS

    Failure of our computer systems could adversely affect our product development processes and/or our ability to cost-effectively manage Ditech during the time required to fix such problems. In addition, computer failures could cause the manufacturer of our products to incur delays in manufacturing, or our customers to postpone or cancel orders for our products. We are currently assessing the readiness of our computer systems and those of our manufacturers and major customers to handle dates beyond the year 1999. Unforeseen problems in our own computers and embedded systems and from customers, our manufacturers, suppliers and other organizations with which we conduct transactions worldwide may arise. These statements constitute year 2000 disclosures under federal law. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Impact of the Year 2000 Computer Problem" for more information on the status of our preparation relating to this issue.

                DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

    This prospectus includes "forward-looking statements." The words "believe," "anticipate," "expect," "intend" and other similar words intended to identify these statements as forward-looking statements. Such statements include statements under the captions "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this prospectus as to, among others:

    - the timing of availability of products under development or in beta-test;

    - our ability to commercialize new products;

    - our expectations as to recognition of revenue from our recent unforecasted order for our Broadband Echo Cancellation System from an existing customer;

    - our expectations as to the effect of our adoption of financial accounting standards;

    - our expectations as to future unit sales of our third generation echo cancellation products;

    - the acceptance and performance of our products;

    - our ability to reduce manufacturing costs and introduce enhanced products with higher selling prices;

    - the relative contributions to our revenues from future sales of our echo cancellation and optical communications products;

    - our expectations as to margins on our new products and products we sell through original equipment manufacturers;

    - our future sales and marketing, research and development and general administrative expenditures and income tax rates;

    - our expectations as to increases in working capital and planned expenditures on property and equipment;

    - our belief as to our future cash requirements;

    - our state of readiness for the year 2000, the effect it will have on us and the timing of development of our year 2000 contingency plans;

    - the effectiveness of, and our ability to carry out, each element of our business strategy;

    - our intentions with respect to future research and development and manufacturing activities;

    - our expectations as to the increase in demand for echo cancellation products;

    - our expectations of expanding our management team and business capacity;

    - our expectations of our international presence and hiring personnel for the overseas market;

    - our ability to satisfy cash requirements for at least the next twelve months from a combination of the proceeds from this offering, our cash flow from operations and our bank line of credit;

    - our plan to take corrective actions based on our assessment of the impact of Euro conversion on internal systems, sales and global markets; and

    - our plan to use the proceeds from this offering for general corporate purposes.

The ultimate outcome of the matters set forth in these statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. The cautionary statements made in this prospectus should be read as being applicable to all related forward-looking statements wherever they appear in this prospectus. We assume no obligation to update such forward-looking statements or to update the reasons actual results could differ materially from those anticipated in such forward-looking statements.

                                USE OF PROCEEDS

    The net proceeds to Ditech from the sale of the 1,000,000 shares of common stock being offered by us, at the public offering price of $69.25 per share, are estimated to be approximately $65,074,375 after deducting estimated underwriting discounts and commissions and offering expenses payable by us. We expect to use the net proceeds for general corporate purposes, including working capital, capital expenditures and research and development.

    Pending application of the net proceeds as described above, we intend to invest the net proceeds of the offering in short-term, investment-grade, interest-bearing securities.

                          PRICE RANGE OF COMMON STOCK

    Our common stock has been quoted on the Nasdaq National Market under the symbol "DITC" since June 9, 1999, the date of our initial public offering. The following table shows the high and low closing sale prices for the common stock as reported on the Nasdaq National Market for the periods indicated below:

                                                                                      HIGH        LOW
                                                                                   ----------  ---------
Fiscal Year ended April 30, 2000
  First Quarter (beginning June 9, 1999..........................................  $    26.25  $   12.13
  Second Quarter (through September 7, 1999).....................................  $    75.82  $   17.75

    On September 7, 1999, the last reported sale price of our common stock on the Nasdaq National Market was $69.25 per share. As of July 31, 1999, there were approximately 143 holders of record of our common stock and 12,223,940 shares of our common stock outstanding.

                                DIVIDEND POLICY

    Ditech has never paid any cash dividends on its capital stock. We currently anticipate that we will retain earnings to support operations and to finance the growth and development of our business and do not anticipate paying cash dividends for the foreseeable future. In addition, our credit agreement with BankBoston prohibits us from paying cash dividends without the lender's written consent.

                                 CAPITALIZATION

    The following table sets forth the capitalization of Ditech as of July 31, 1999:

    - on an actual basis; and

    - on an as adjusted basis assuming the sale of the 1,000,000 shares of common stock offered by us at an assumed public offering price of $69.25 per share (after deducting the estimated underwriting discount and offering expenses).

    This table should be read in conjunction with our financial statements and notes thereto appearing elsewhere in this prospectus.

                                                                                    JULY 31, 1999
                                                                                ----------------------
                                                                                 ACTUAL    AS ADJUSTED
                                                                                ---------  -----------
                                                                                    (IN THOUSANDS)
Long term debt................................................................  $      60   $      60
                                                                                ---------  -----------
Stockholders' equity (deficit):

  Undesignated preferred stock, $.001 par value; 5,000,000 shares authorized,
  none issued and outstanding, actual and as adjusted.........................         --          --

  Common stock, $.001 par value; 50,000,000 shares authorized actual and as adjusted; 12,223,940 shares issued and outstanding actual; and 13,223,940
  shares issued and outstanding as adjusted...................................         12          13
Deferred stock compensation...................................................     (1,147)     (1,147)
Additional paid in capital....................................................     43,083     108,156
Accumulated deficit...........................................................    (24,603)    (24,603)
                                                                                ---------  -----------
Total stockholders' equity....................................................     17,345      82,419
                                                                                ---------  -----------
    Total capitalization......................................................  $  17,405   $  82,479
                                                                                ---------  -----------
                                                                                ---------  -----------

    The number of shares of common stock referenced above excludes as of July 31, 1999:

    - 873,856 shares of common stock issuable upon exercise of options outstanding at a weighted average exercise price of $3.88 per share;

    - 431,611 shares of common stock reserved for issuance pursuant to our 1998 Stock Option Plan;

    - 133,333 shares of common stock reserved for issuance pursuant to our 1999 Employee Stock Purchase Plan; and

    - 100,000 shares of common stock reserved for issuance pursuant to our 1999 Non-Employee Director Stock Option Plan.

    See "Management--Benefit Plans."

                            SELECTED FINANCIAL DATA

    The statement of operations data for the three months ended July 31, 1999 and 1998, and the balance sheet data as of July 31, 1999 and 1998, have been derived from the unaudited financial statements of Ditech included elsewhere in this prospectus. The statement of operations data for each of the three years ended April 30, 1999, and the balance sheet data as of April 30, 1999 and 1998, have been derived from the audited financial statements of Ditech included elsewhere in this prospectus that have been audited by PricewaterhouseCoopers LLP, independent accountants. The statement of operations data for the year ended April 30, 1996 and the balance sheet data as of April 30, 1997, have been derived from audited financial statements not included in this prospectus. The statement of operations data for the year ended April 30, 1995, and the balance sheet data as of April 30, 1996 and 1995 have been derived from the unaudited financial statements of Ditech not included in this prospectus. The data set forth below should be read in conjunction with the financial statements of Ditech, including the notes thereto, and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

                                                                                                            THREE MONTHS
                                                                      YEARS ENDED APRIL 30,                ENDED JULY 31,
                                                         ------------------------------------------------  --------------
                                                            1995        1996     1997     1998     1999     1998    1999
                                                         -----------   -------  -------  -------  -------  ------  ------
                                                         (UNAUDITED)                                        (UNAUDITED)
                                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenue................................................    $ 7,979     $14,354  $14,066  $12,326  $25,364  $5,124  $9,771
Cost of goods sold.....................................      3,793       7,164    6,790    5,651   11,858   2,408   4,139
                                                         -----------   -------  -------  -------  -------  ------  ------
  Gross profit.........................................      4,186       7,190    7,276    6,675   13,506   2,716   5,632
                                                         -----------   -------  -------  -------  -------  ------  ------
Operating expenses:
  Sales and marketing..................................        563       1,041    1,521    2,405    5,759   1,285   1,735
  Research and development.............................        514       1,040    1,072    2,367    3,860     848   1,141
  General and administrative...........................        243         536      714    1,279    2,399     441     858
                                                         -----------   -------  -------  -------  -------  ------  ------
    Total operating expenses...........................      1,320       2,617    3,307    6,051   12,018   2,574   3,734
                                                         -----------   -------  -------  -------  -------  ------  ------
Income from operations.................................      2,866       4,573    3,969      624    1,488     142   1,898
Other income (expense), net............................         --          (5)    (104)    (593)    (500)   (132)   (109)
                                                         -----------   -------  -------  -------  -------  ------  ------
Income from continuing operations before income taxes..      2,866       4,568    3,865       31      988      10   1,789
Provision for income taxes.............................      1,245       1,776    1,522       24      413       4     750
                                                         -----------   -------  -------  -------  -------  ------  ------
Income from continuing operations......................      1,621       2,792    2,343        7      575       6   1,039
Discontinued operations:
  Income (loss) from operations (1)....................       (848)     (1,413)  (2,751)      --       --      --      --
  Gain on disposal (1).................................         --          --    2,843       --       --      --      --
                                                         -----------   -------  -------  -------  -------  ------  ------
Net income.............................................        773       1,379    2,435        7      575       6   1,039
Accretion of mandatorily redeemable preferred stock to
  redemption value.....................................         --          --      187    1,374    1,497     362      99
                                                         -----------   -------  -------  -------  -------  ------  ------
Net income (loss) attributable to common stockholders..    $   773     $ 1,379  $ 2,248  $(1,367) $  (922) $ (356) $  940
                                                         -----------   -------  -------  -------  -------  ------  ------
                                                         -----------   -------  -------  -------  -------  ------  ------
Per share data (2)
  Basic
    Income (loss) from continuing operations...........    $  0.06     $  0.10  $  0.09  $ (0.45) $ (0.26) $(0.11) $ 0.11
    Discontinued operations............................      (0.03)      (0.05)    0.00       --       --      --      --
                                                         -----------   -------  -------  -------  -------  ------  ------
    Net income (loss) per share........................    $  0.03     $  0.05  $  0.09  $ (0.45) $ (0.26) $(0.11) $ 0.11
                                                         -----------   -------  -------  -------  -------  ------  ------
                                                         -----------   -------  -------  -------  -------  ------  ------
  Diluted
    Income (loss) from continuing operations...........    $  0.06     $  0.10  $  0.09  $ (0.45) $ (0.26) $(0.11) $ 0.08
    Discontinued operations............................      (0.03)      (0.05)    0.00       --       --      --      --
                                                         -----------   -------  -------  -------  -------  ------  ------
    Net income (loss) per share........................    $  0.03     $  0.05  $  0.09  $ (0.45) $ (0.26) $(0.11) $ 0.08
                                                         -----------   -------  -------  -------  -------  ------  ------
                                                         -----------   -------  -------  -------  -------  ------  ------
Number of shares used in per share calculations (2)
  Basic................................................     27,903      27,903   24,772    3,061    3,566   3,269   8,359
                                                         -----------   -------  -------  -------  -------  ------  ------
                                                         -----------   -------  -------  -------  -------  ------  ------
  Diluted..............................................     27,903      28,271   25,224    3,061    3,566   3,269  11,251
                                                         -----------   -------  -------  -------  -------  ------  ------
                                                         -----------   -------  -------  -------  -------  ------  ------

                            SELECTED FINANCIAL DATA

                                                                  APRIL 30,                           JULY 31,
                                          ---------------------------------------------------------  -----------
                                             1995         1996        1997       1998       1999        1999
                                          -----------  -----------  ---------  ---------  ---------  -----------
                                          (UNAUDITED)  (UNAUDITED)                                   (UNAUDITED)
                                                                      (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents...............   $     100    $     531   $   4,199  $   3,433  $   3,114   $   8,126
Total assets............................       7,333       11,075      17,508     17,274     14,330      22,688
Long-term debt..........................          --           --       7,875      7,410      6,264          60
Redeemable preferred stock..............          --           --      29,747     31,122     25,258          --
Total stockholders' equity (deficit)....       6,793        8,172     (22,768)   (24,057)   (23,343)     17,345

------------------------

(1) See Note 3 of notes to the financial statements included elsewhere in this prospectus.

(2) The reduction in earnings per share due to accretion for redeemable preferred stock will not occur after our first quarter of fiscal 2000 because the Series A preferred stock was redeemed and the Series B preferred stock was converted to common stock in June 1999. See Note 2 of notes to the financial statements included elsewhere in this prospectus.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

    THE FOLLOWING DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH "SELECTED FINANCIAL DATA" AND OUR FINANCIAL STATEMENTS AND NOTES THERETO INCLUDED ELSEWHERE IN THIS PROSPECTUS. THE DISCUSSION IN THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES, SUCH AS STATEMENTS OF OUR PLANS, OBJECTIVES, EXPECTATIONS AND INTENTIONS. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE DISCUSSED HERE.

OVERVIEW

    Ditech designs, develops and markets equipment used in building and expanding telecommunications and cable communications networks. Our products fall into two categories, echo cancellation equipment and equipment that enables and facilitates communications over fiber optic networks. To date, the vast majority of our revenue has been derived from sales of our echo cancellation products. We began sales of our third generation echo cancellation products in March 1995. We began sales of our first optical communications product in September 1996.

    In March 1997, Automated Call Processing, a predecessor corporation to Ditech, sold its call processing business to persons and entities related to Ditech. Automated Call Processing also sold its wireless marine communications business operated by its wholly-owned subsidiary, Globe Wireless, Inc., to persons and entities related to Ditech. Automated Call Processing subsequently merged with its wholly-owned subsidiary. The surviving entity, named Ditech Corporation, reincorporated in Delaware in April 1999 and was renamed Ditech Communications Corporation. Shortly after the reincorporation, all of our Series B preferred stock converted to common stock, we effected a 2-for-3 reverse split of our common stock, we redeemed our Series A preferred stock for cash and we redeemed our Series C preferred stock in exchange for the shares of preferred stock of Globe Wireless that we held. Financial information for prior periods have been restated to reflect the discontinuation of the lines of business in March 1997, the reincorporation and reverse stock split.

    In November 1998, we acquired the echo cancellation technology that we previously licensed from Telinnovation. We acquired this technology for a total purchase price of 166,666 shares of our common stock and $2.96 million in cash. In addition, we had been paying royalties to Telinnovation on the sales of our products incorporating this technology until the $2.96 million cash portion of the purchase price was paid from the proceeds of the initial public offering in June 1999. We will amortize the purchased technology over a period of five years.

    We recognize revenue when a product has been shipped, no material vendor obligations remain outstanding, and collection of the resulting receivable is probable. In the event that we defer revenue recognition due to uncertainty about collectibility or the existence of a material vendor obligation such as installation, we recognize the revenue when the uncertainty is removed or the obligation is fulfilled. We offer a five year warranty on all of our products. The warranty generally provides that we will repair or replace any defective product prior to the passage of five years from the invoice date.

    To date, the vast majority of our revenue has been derived from sales of our echo cancellation products. In fiscal 1997, fiscal 1998, fiscal 1999 and the first three months of fiscal 2000, we derived approximately 99.5%, 94.1%, 93.7% and 99.9%, respectively, of our revenue from the sale of our echo cancellation products. We expect that a substantial majority of our revenue will continue to come from sales of our echo cancellation products for the foreseeable future.

    We have established a direct sales force that sells to our customers in the U.S. and internationally. We also intend to expand the use of sales agents, systems integrators, original equipment manufacturers and distributors to sell and market our products internationally. In addition, we have entered into an agreement with an original equipment manufacturer for distribution of our optical communications products and are exploring the possibility of entering into others. We generally expect that margins will be higher on our newer products than on our more established products, and that margins on our new products will decline as competition from competing products becomes more intense. In addition, we expect that gross margins on products that we sell through original equipment manufacturers will generally be less than gross margins on direct sales. Gross margins in any one period may not be indicative of gross margins for future periods.

    Historically the majority of our sales have been to customers in the U.S. These customers accounted for 89% of our revenue in the first three months of fiscal 2000, over 86% of our revenue in fiscal 1999 and over 93% in fiscal 1998. However, sales to some of our customers in the U.S. may result in our products eventually being deployed internationally, especially in the case of any original equipment manufacturer that distribute overseas. To date, substantially all of our international sales have been export sales and denominated in U.S. dollars.

    Our revenue historically has come from a small number of customers. Our five largest customers accounted for over 75% of our revenue in the first three months of fiscal 2000, over 65% of our revenue in fiscal 1999 and over 75% of our revenue in fiscal 1998. Qwest/LCI accounted for 43% of our revenue in the first three months of fiscal 2000, 42% of our revenue in fiscal 1999 and in fiscal 1998. Our four next largest customers accounted collectively for 33% of our revenue in the first three months of fiscal 2000, 23% of our revenue in fiscal 1999 and 38% of our revenue in fiscal 1998. MCI accounted for $7.6 million, or more than 50%, of our revenue in fiscal 1997, but only $1.4 million, or approximately 11%, of our revenue in fiscal 1998. This reduction began shortly before the acquisition of MCI by Worldcom. We also recently received a substantial unforecasted order from one of our largest customers for deployment of our Broadband Echo Cancellation System. We expect this order to result in an incremental $12 million to $15 million of revenue to be recognized over the next two to three quarters.

    We entered into an agreement to license certain of our optical technology to Antec Corporation for $1.9 million payable in fiscal 2000, all of which will be recognized in the second quarter of fiscal 2000, plus per unit royalties. As a result of this license agreement, we settled our arbitration proceedings with Antec.

RESULTS OF OPERATIONS

    The following table sets forth certain items from our statements of operations as a percentage of revenue for the periods indicated:

                                                                                           THREE MONTHS ENDED
                                                              YEARS ENDED APRIL 30,             JULY 31,
                                                         -------------------------------  --------------------
                                                           1997       1998       1999       1998       1999
                                                         ---------  ---------  ---------  ---------  ---------
Revenue................................................      100.0%     100.0%     100.0%     100.0%     100.0%
Cost of goods sold.....................................       48.3       45.8       46.8       47.0       42.4
                                                         ---------  ---------  ---------  ---------  ---------
  Gross margin.........................................       51.7       54.2       53.2       53.0       57.6
                                                         ---------  ---------  ---------  ---------  ---------
Operating expenses:
  Sales and marketing..................................       10.8       19.5       22.7       25.1       17.7
  Research and development.............................        7.6       19.2       15.2       16.5       11.7
  General and administrative...........................        5.1       10.4        9.5        8.6        8.8
                                                         ---------  ---------  ---------  ---------  ---------
    Total operating expenses...........................       23.5       49.1       47.4       50.2       38.2
                                                         ---------  ---------  ---------  ---------  ---------

Income from operations.................................       28.2        5.1        5.8        2.8       19.4
Other income (expense), net............................       (0.7)      (4.8)      (2.0)      (2.6)      (1.1)
                                                         ---------  ---------  ---------  ---------  ---------
  Income from continuing operations before income
   taxes...............................................       27.5        0.3        3.8        0.2       18.3
Provisions for income taxes............................       10.8        0.2        1.6        0.1        7.7
                                                         ---------  ---------  ---------  ---------  ---------
Income from continuing operations......................       16.7        0.1        2.2        0.1       10.6
Discontinued operations:
  Loss from operations.................................      (19.6)       --          --         --         --
  Gain on disposal.....................................        20.2        --         --         --         --
                                                         ---------  ---------  ---------  ---------  ---------
    Net income.........................................        17.3%        0.1%        2.2%        0.1%       10.6%
                                                         ---------  ---------  ---------  ---------  ---------
                                                         ---------  ---------  ---------  ---------  ---------

THREE MONTHS ENDED JULY 31, 1999 AND 1998

    REVENUE. Revenue increased to $9.8 million in the first three months of fiscal 2000 from $5.1 million in the first three months of fiscal 1999. The primary reason for this increase was market acceptance and sales of our fourth generation echo cancellation products offset in part by decreased unit sales of our third generation echo cancellation products. We expect unit sales of our third generation echo cancellation products to continue to decrease as our customers transition to our fourth generation echo cancellation products.

    COST OF GOODS SOLD. Cost of goods sold consists of direct material costs, personnel costs for test and quality assurance, and the cost of licensed technology incorporated into our products. Cost of goods sold increased to $4.1 million in the first three months of fiscal 2000 from $2.4 million in the first three months of fiscal 1999. The primary reason for the increase was costs associated with increased unit sales of our fourth generation echo cancellation products.

    GROSS MARGIN. Gross margin increased to 57.6% in the first three months of fiscal 2000 from 53.0% in the first three months of fiscal 1999. The primary factor causing this increase in gross margin was the mix of products sold during the first three months of fiscal 2000. In addition, margins were favorably impacted by the reduction in product royalties as a result of completing the acquisition of our core echo cancellation technology subsequent to our initial public offering in June 1999.

    SALES AND MARKETING. Sales and marketing expenses primarily consist of personnel costs including commissions and costs associated with customer service, travel, trade shows and outside consulting services. Sales and marketing expenses increased to $1.7 million in the first three months of fiscal 2000 from $1.3 million in the first three months of fiscal 1999. The primary cause for the increase was increases in personnel and related costs, including travel, to support expansion of our customer service functions and marketing efforts of our products both domestically and internationally, including the formation of new direct and OEM channels partnerships. We plan to continue to increase our expenditures in sales and marketing in order to broaden distribution of our products both domestically and internationally.

    RESEARCH AND DEVELOPMENT. Research and development expenses primarily consist of personnel costs, contract consultants, and equipment and supplies used in the development of echo cancellation and optical communications products. Research and development expense increased to $1.1 million in the first three months of fiscal 2000 from $848,000 in the first three months of fiscal 1999. The increase is primarily related to increased personnel and related costs and increased materials and consulting costs associated with both our echo cancellation products and optical communications products. We expect research and development expenses to continue to grow in future periods as we enhance current products and develop new products.

    GENERAL AND ADMINISTRATIVE. General and administrative expenses primarily consist of personnel costs for corporate officers and finance personnel, and legal, accounting and consulting costs. General and administrative expenses increased to $858,000 in the first three months of fiscal 2000 from $441,000 in the first three months of fiscal 1999. The increase was primarily due to amortization of deferred compensation in connection with stock options previously granted, insurance premiums for directors and officers insurance obtained as a result of becoming a public company and increased legal costs associated with an arbitration matter. We expect general and administrative expenses to increase as a result of the additional reporting requirements and expenses incurred as a public company and increased infrastructure costs as we continue to expand our business.

    OTHER INCOME (EXPENSE). Other expense consists of interest expense attributable to our outstanding debt and capital leases, offset by interest income on our invested cash and cash equivalents balances. Other expense decreased to $109,000 in the first three months of fiscal 2000 from $132,000 in the first three months of fiscal 1999. The decrease was primarily attributable to increased interest income on funds invested from our initial public offering and a reduction in interest expense due to the retirement of our outstanding debt.

    INCOME TAXES. Income taxes consist of federal and state income taxes. The effective tax rate in the first three months of fiscal 2000 was 42% as compared to 40% in the first three months of fiscal 1999. The reason for the higher tax rate in the first three months of fiscal 2000 was due to the existence of certain nondeductible expenses, primarily amortization of deferred compensation in connection with stock options previously granted. We expect that our ongoing effective tax rate should remain at approximately 42%.

FISCAL YEARS ENDED APRIL 30, 1999 AND 1998

    REVENUE. Revenue increased to $25.4 million in fiscal 1999 from $12.3 million in fiscal 1998. The primary reason for this increase was increased unit sales of our third generation echo cancellation products and initial sales of our fourth generation echo cancellation products. We believe that this increase in unit sales is in part due to increased sales and marketing efforts made possible by the increase in the number of sales and marketing personnel in the second half of fiscal 1998.

    COST OF GOODS SOLD. Cost of goods sold increased to $11.9 million in fiscal 1999 from $5.7 million in fiscal 1998. The primary reason for the increase was costs associated with increased unit sales of our third generation echo cancellation products and initial sales of our fourth generation echo cancellation products.

    GROSS MARGIN. Gross margin decreased to 53.2% in fiscal 1999 from 54.2% in fiscal 1998. The primary factor causing this decline in gross margin was the increase in royalties payable to Telinnovation.

    SALES AND MARKETING. Sales and marketing expenses increased to $5.8 million in fiscal 1999 from $2.4 million in fiscal 1998. The primary cause for the increase was increased expenditures associated with additional sales and marketing personnel both domestically and internationally. The average number of sales and marketing personnel in fiscal 1999 approximately doubled as compared to fiscal 1998. This increase in sales and marketing personnel also resulted in a corresponding increase in personnel related costs such as travel and accommodations.

    RESEARCH AND DEVELOPMENT. Research and development expense increased to $3.9 million in fiscal 1999 from $2.4 million in fiscal 1998. The increase is primarily related to increased personnel and supply costs needed to support both echo cancellation and optical communications product development, including our fourth generation echo cancellation, optical telemetry and wavelength division multiplexing products.

    GENERAL AND ADMINISTRATIVE. General and administrative expenses increased to $2.4 million in fiscal 1999 from $1.3 million in fiscal 1998. The increase was primarily due to increased personnel costs to support the increased level of operations and increased legal costs associated with increased contract negotiations and an arbitration matter. See "Business--Legal Proceedings." General and administrative expenses also increased due to consulting costs associated with the relocation to our new headquarters and implementation of our new financial accounting system.

    OTHER INCOME (EXPENSE). Other expense decreased to $500,000 in fiscal 1999 from $593,000 in fiscal 1998. The decrease was primarily attributable to reduced interest costs due to a decline in the average level of debt outstanding during fiscal 1999 and increased interest income due to increased invested cash balances.

    INCOME TAXES. The effective tax rate in fiscal 1999 was 41.8% as compared to 77% in fiscal 1998. The reason for the higher tax rate in 1998 was due to the existence of certain nondeductible expenses and the limited amount of pretax profits.

FISCAL YEARS ENDED APRIL 30, 1998 AND 1997

    REVENUE. Revenue decreased to $12.3 million in fiscal 1998 from $14.1 million in fiscal 1997. The decrease was primarily due to a decline in purchases of echo cancellation products by MCI, which began shortly before it was acquired by Worldcom.

    COST OF GOODS SOLD. Cost of goods sold decreased to $5.7 million in fiscal 1998 from $6.8 million in fiscal 1997. The decrease was primarily due to a decrease in echo cancellation product sales and, to a lesser extent, to reductions in the production cost of our echo cancellation products.

    GROSS MARGIN. Gross margin as a percentage of revenue increased to 54.2% in fiscal 1998 from 51.7% in fiscal 1997. The increase in gross margin percentage was primarily due to a reduction in the production cost of our echo cancellation products.

    SALES AND MARKETING. Sales and marketing expenses increased to $2.4 million in fiscal 1998 from $1.5 million in fiscal 1997. The increase was primarily attributable to increased personnel costs associated with sales and marketing staff added in the second half of fiscal 1998 focused on both domestic and international markets.

    RESEARCH AND DEVELOPMENT. Research and development expense increased to $2.4 million in fiscal 1998 from $1.1 million in fiscal 1997. The increase was primarily caused by increased personnel and supplies needed to support both echo cancellation and optical communications product development.

    GENERAL AND ADMINISTRATIVE. General and administrative expense increased to $1.3 million in fiscal 1998 from $714,000 in fiscal 1997. The increase was primarily due to the expansion of the administrative services because of the development of a stand-alone administrative organization. Prior to the recapitalization in March 1997, the majority of our administrative services were provided by a centralized corporate group that allocated its costs to us and the entities that were divested as part of the discontinued operations.

    OTHER INCOME (EXPENSE). Other expense increased to $593,000 in fiscal 1998 from $104,000 in fiscal 1997. The increase was due to the recognition of a full year's interest on long term debt issued as part of the recapitalization in March 1997 (subsequently refinanced in August 1997). This increased interest expense was partially offset by increased interest income from increased invested cash balances.

    INCOME TAXES. The effective tax rate was 77% for fiscal 1998 as compared to 39% in fiscal 1997. The increase in the effective rate is primarily attributable to a relatively small pre-tax income in fiscal 1998 and the existence of certain nondeductible expenses.

    DISCONTINUED OPERATIONS. We sold our call processing and marine radio communications operations as part of our recapitalization in March 1997. As a result, our financial information for fiscal 1997 reflects ten and one half months of operating results of these entities and the ultimate gain realized on their disposal (see Note 3 of notes to the financial statements).

QUARTERLY RESULTS OF OPERATIONS

    The following tables set forth certain unaudited quarterly statement of operations data for the eight quarters ended July 31, 1999. In the opinion of our management, this information has been prepared substantially on the same basis as the audited financial statements appearing elsewhere in this prospectus, and all necessary adjustments, consisting of normal recurring adjustments, have been made in the amounts stated below to present fairly the unaudited quarterly results of operations. The quarterly data should be read in conjunction with our audited financial statements and the notes thereto appearing elsewhere in this prospectus. The results of operations for any one quarter are not necessarily indicative of the results of operations for any future period.

                                                                    THREE MONTHS ENDED
                             -------------------------------------------------------------------------------------------------
                              OCTOBER 31,    JANUARY 31,    APRIL 30,    JULY 31,     OCTOBER 31,    JANUARY 31,    APRIL 30,
                                 1997           1998          1998         1998          1998           1999          1999
                             -------------  -------------  -----------  -----------  -------------  -------------  -----------
                                                                      (IN THOUSANDS)
Revenue....................    $   2,564      $   3,415     $   3,639    $   5,124     $   5,814      $   7,087     $   7,339
Cost of goods sold.........        1,134          1,594         1,622        2,408         2,704          3,480         3,266
                             -------------  -------------  -----------  -----------  -------------  -------------  -----------
  Gross profit.............        1,430          1,821         2,017        2,716         3,110          3,607         4,073
                             -------------  -------------  -----------  -----------  -------------  -------------  -----------
Operating expenses:
  Sales and marketing......          371            740           968        1,285         1,307          1,512         1,655
  Research and
   development.............          552            615           710          848         1,016            987         1,009
  General and
   administrative..........          295            328           355          441           551            647           760
                             -------------  -------------  -----------  -----------  -------------  -------------  -----------
    Total operating
     expenses..............        1,218          1,683         2,033        2,574         2,874          3,146         3,424
                             -------------  -------------  -----------  -----------  -------------  -------------  -----------
Income from operations.....          212            138           (16)         142           236            461           649
Other income (expense),
  net......................         (142)          (118)         (135)        (132)         (136)          (131)         (101)
                             -------------  -------------  -----------  -----------  -------------  -------------  -----------
  Income (loss) before
   income taxes............           70             20          (151)          10           100            330           548
Provision for (benefit
  from) income taxes.......           28              8           (49)           4            40            139           230
                             -------------  -------------  -----------  -----------  -------------  -------------  -----------
Net income (loss)..........    $      42      $      12     $    (102)   $       6     $      60      $     191     $     318
                             -------------  -------------  -----------  -----------  -------------  -------------  -----------
                             -------------  -------------  -----------  -----------  -------------  -------------  -----------


                              JULY 31,
                                1999
                             -----------

Revenue....................   $   9,771
Cost of goods sold.........       4,139
                             -----------
  Gross profit.............       5,632
                             -----------
Operating expenses:
  Sales and marketing......       1,735
  Research and
   development.............       1,141
  General and
   administrative..........         858
                             -----------
    Total operating
     expenses..............       3,734
                             -----------
Income from operations.....       1,898
Other income (expense),
  net......................        (109)
                             -----------
  Income (loss) before
   income taxes............       1,789
Provision for (benefit
  from) income taxes.......         750
                             -----------
Net income (loss)..........   $   1,039
                             -----------
                             -----------

                                                                  THREE MONTHS ENDED
                             --------------------------------------------------------------------------------------------
                               OCTOBER 31,      JANUARY 31,     APRIL 30,    JULY 31,      OCTOBER 31,      JANUARY 31,
                                  1997             1998           1998         1998           1998             1999
                             ---------------  ---------------  -----------  -----------  ---------------  ---------------
Revenue....................         100.0%           100.0%         100.0%       100.0%         100.0%           100.0%
Cost of goods sold.........          44.2             46.7           44.6         47.0           46.5             49.1
                                   ------           ------     -----------  -----------        ------           ------
  Gross margin.............          55.8             53.3           55.4         53.0           53.5             50.9
                                   ------           ------     -----------  -----------        ------           ------
Operating expenses:
  Sales and marketing......          14.6             21.6           26.5         25.1           22.5             21.3
  Research and
   development.............          21.5             18.0           19.5         16.5           17.5             13.9
  General and
   administrative..........          11.5              9.6            9.8          8.6            9.5              9.1
                                   ------           ------     -----------  -----------        ------           ------
    Total operating
     expenses..............          47.6             49.2           55.8         50.2           49.5             44.3
                                   ------           ------     -----------  -----------        ------           ------
Income from operations.....           8.2              4.1           (0.4)         2.8            4.0              6.6
Other income (expense),
  net......................          (5.5)            (3.5)          (3.7)        (2.6)          (2.3)            (1.9)
                                   ------           ------     -----------  -----------        ------           ------
    Income (loss) before
     income taxes..........           2.7              0.6           (4.1)         0.2            1.7              4.7
Provision for (benefit
  from) income taxes.......           1.1              0.2           (1.3)         0.1            0.7              2.0
                                   ------           ------     -----------  -----------        ------           ------
    Net income (loss)......           1.6%             0.4%          (2.8)%        0.1%           1.0%             2.7%
                                   ------           ------     -----------  -----------        ------           ------
                                   ------           ------     -----------  -----------        ------           ------


                              APRIL 30,    JULY 31,
                                1999         1999
                             -----------  -----------
Revenue....................       100.0%       100.0%
Cost of goods sold.........        44.5         42.4
                             -----------  -----------
  Gross margin.............        55.5         57.6
                             -----------  -----------
Operating expenses:
  Sales and marketing......        22.6         17.7
  Research and
   development.............        13.7         11.7
  General and
   administrative..........        10.4          8.8
                             -----------  -----------
    Total operating
     expenses..............        46.7         38.2
                             -----------  -----------
Income from operations.....         8.8         19.4
Other income (expense),
  net......................        (1.4)        (1.1)
                             -----------  -----------
    Income (loss) before
     income taxes..........         7.4         18.3
Provision for (benefit
  from) income taxes.......         3.1          7.7
                             -----------  -----------
    Net income (loss)......         4.3%        10.6%
                             -----------  -----------
                             -----------  -----------

    Our quarterly sales trend over the eight quarters shows sequential increases in revenue. The overall growth trend reflects a broadening of our customer base as the increased sales staff both domestically and internationally began to develop new customers. Gross margin decreased in the quarter ended January 31, 1999 due to the increase in the royalties payable to Telinnovation. Gross margin increased in the quarter ended July 31, 1999 due primarily to product and customer mix, including the impact of market acceptance of our fourth generation echo cancellation product. Operating expenses generally increased over the eight quarters as we expanded personnel levels in all operating expense categories, with the largest increases in personnel occurring in sales and marketing and research and development. Research and development expenses for the quarter ended January 31, 1999 decreased slightly from the prior quarter's levels primarily due to a slight reduction in spending after the development efforts on our fourth generation echo cancellation products were substantially completed in the quarter ended October 31, 1998.

    Our quarterly operating results have fluctuated significantly in the past and may fluctuate in the future as a result of several factors, some of which are outside of our control. If revenue declines in a quarter, our operating results will be adversely affected because many of our expenses are relatively fixed. In particular, research and development and general and administrative expenses do not change significantly with variations in revenue in a quarter.

STOCK-BASED COMPENSATION

    With respect to certain stock option grants in fiscal 1999, we have recorded deferred compensation of $1,320,000 as of April 30, 1999. We amortized approximately $91,000 of the deferred compensation in fiscal 1999, $82,000 in the first three months of fiscal 2000, and will amortize the remainder over the corresponding vesting period of the stock options. See Note 8 of notes to financial statements.

LIQUIDITY AND CAPITAL RESOURCES

    From the beginning of fiscal 1994 through the date of the recapitalization in March 1997, we satisfied the majority of our liquidity requirements through cash flow generated from operations. In connection with our recapitalization in March 1997, we had a net infusion of cash of approximately $4 million after using the proceeds from issuance of preferred stock and subordinated debt to repurchase common stock. Following our recapitalization, we satisfied the majority of our liquidity requirements through cash flow generated from operations and funds received upon exercises of stock options.

    Operating activities used $102,000 of cash in fiscal 1998, primarily due to the limited amount of profit for the year, increases in inventories and reductions in accounts payable and accrued liabilities including royalties payable, partially offset by a reduction of income taxes receivable. In fiscal 1999 we generated $715,000 in cash from operations, primarily due to increased operating profits, increases in accounts payable, income taxes payable and deferred revenue, partially offset by an increase in inventories, accounts receivable and other current assets. In the first quarter of fiscal 2000 we generated $909,000 in cash from operations, primarily due to increased operating profits and income taxes payable, partially offset by an increase in accounts receivable and other current assets and reductions in accounts payable and deferred revenue.

    Investing activities used $602,000 in cash in fiscal 1998, $1.3 million in cash in fiscal 1999 and $3.3 million in the first three months of fiscal 2000. These amounts primarily represented purchases of property and equipment, costs associated with the initial public offering in fiscal 1999, and the purchase of our echo technology from Telinnovation in the first quarter of fiscal 2000.

    Financing activities used $62,000 in cash in fiscal 1998, consisting of repayment on term debt partially offset by proceeds from the exercise of stock options. In fiscal 1999 we generated

$298,000 of cash from financing, primarily from the exercise of stock options partially offset by the principal repayments on the term debt and capital leases. In the first quarter of fiscal 2000 we generated $7.4 million of cash from financing, primarily from the net proceeds from our initial public offering in June 1999, partially offset by the application of the net proceeds of that offering and principal payments on our capital leases. The application of the net proceeds from our initial public offering that reduced cash from financing is as follows:

                                                                $34.4
Net proceeds..................................................  million
  Less:
    Redemption of Series A Preferred Stock....................  19.7 million
    Retirement of long term debt..............................   7.3 million
                                                                ------------
                                                                $ 7.4
Remaining after application of net proceeds...................  million
                                                                ------------
                                                                ------------

    As of July 31, 1999, we had cash and cash equivalents of $8.1 million. In addition, we have a line of credit with the ability to borrow the lesser of $3.0 million or 80% of qualified accounts receivable. At July 31, 1999, borrowings of $2.0 million were available and no borrowings were outstanding. In August 1999 we amended the line of credit to increase the ability to borrow to the lesser of $3.0 million or 80% of qualified accounts receivable, and reduce the interest rate to the lesser of LIBOR plus 1.25% or the prime rate. The line of credit expires in August of 2000. During the third and fourth quarter of fiscal 1998 and the second quarter of fiscal 1999, we were in violation of certain minimum cash flow and ratio covenants related to the credit line. At April 30, 1999, we were in violation of a quick ratio covenant due primarily to the accrual for costs associated with our initial public offering. The bank has waived all of these violations. We also had approximately $350,000 available under a separate operating lease line of credit.

    We have no material commitments other than obligations under operating leases, particularly our facility lease. See Note 6 of notes to financial statements.

    We anticipate significant increases in working capital on a period to period basis primarily as a result of planned increased product sales and higher relative levels of inventory and receivables. We will also continue to expend funds on property and equipment related to the expansion of systems infrastructure and office equipment to support our growth and lab and test equipment to support on-going research and development operations.

    We believe that we will be able to satisfy our cash requirements for at least the next twelve months from a combination of the proceeds of this offering, cash flow from operations and our bank line of credit.

RECENT ACCOUNTING PRONOUNCEMENTS

    In March 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" (SOP 98-1). This standard requires companies to capitalize qualifying computer software costs which are incurred during the application development stage and amortize them over the software's estimated useful life. SOP 98-1 is effective for fiscal years beginning after December 15, 1998. We do not expect that adoption of this standard will have a material impact on our financial statements and related disclosures.

IMPACT OF EUROPEAN MONETARY CONVERSION

    We are aware of the issues associated with the changes in Europe resulting from the formation of a European economic and monetary union. One change resulting from this union required EMU member states to irrevocably fix their respective currencies to a new currency, the euro, as of

January 1, 1999, at which date the euro became a functional legal currency of these countries. During the next three years, business in the EMU member states will be conducted in both the existing national currency, such as the French franc or the Deutsche mark, and the euro. As a result, companies operating or conducting business in EMU member states will need to ensure that their financial and other software systems are capable of processing transactions and properly handing these currencies, including the euro.

    We are still assessing the impact that the conversion to the euro will have on our internal systems, the sale of our products, and the European and global economies. To date we have experienced limited sales activities in the European economies, substantially all of which have been in U.S. dollars. We will take appropriate corrective actions based on the results of such assessment. We have not yet determined the cost related to addressing this issue.

IMPACT OF THE YEAR 2000 COMPUTER PROBLEM

    The Year 2000 computer problem refers to the potential for system and processing failures of date-related data as a result of computer-controlled systems using two digits rather than four to define the applicable year. For example, computer programs that have time-sensitive software may recognize a date represented as "00" as the year 1900 rather than the year 2000. Additionally, the month of February will have 29 days in the year 2000. These problems could result in a system failure or miscalculations causing disruptions of operations, including among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities.

STATE OF READINESS OF OUR PRODUCTS

    We have been testing our existing products for use in the year 2000 and beyond. Based on the results of these tests, we believe that the following products are Year 2000 compliant:

Echo Cancellation Products             Optical Communications Products
-------------------------------------  -------------------------------------
18T1                                   Optical amplifiers
18E1                                   DWDM Monitor
Quad T1                                Optical telemetry system
Quad E1                                Transponder
Broadband Echo Cancellation System     WDM Multiplexer/Demultiplexer
4SA

    Certain of our customers may be using older versions of the above products and, based on our testing, we believe they will not be required to upgrade those products to become Year 2000 compliant. In addition, we have not tested certain products for Year 2000 compliance that we no longer market, some of which might still be in use.

STATE OF READINESS OF OUR INTERNAL SYSTEMS

    We may be affected by Year 2000 issues related to non-compliant internal systems developed by us or by third-party vendors. We are seeking assurances from our third-party vendors for all systems in use by us and that are material to our operations that such systems are Year 2000 compliant. We have tested all of our internal systems and are not currently aware of any Year 2000 problem relating to any of these internal systems. We believe that we do not have any systems material to our operations that contain embedded chips that are not Year 2000 compliant.

    Our internal operations and business are also dependent upon the computer-controlled systems of third parties such as suppliers, customers and service providers. We believe that absent a systemic failure outside of our control, such as a prolonged loss of electrical or telephone service, Year 2000 problems at such third parties will not have a material impact on us.

COST

    Based on our assessment to date, we do not anticipate that costs associated with remediating our non-compliant products or internal systems will be material.

RISKS

    Any failure to make our products Year 2000 compliant could result in:

    - a decrease in sales of our products;

    - an increase in allocation of resources to address Year 2000 problems of our customers without additional revenue commensurate with such dedication of resources; and/or

    - an increase in litigation costs relating to losses suffered by our customers due to such Year 2000 problems.

    Failures of our internal systems could temporarily prevent us from processing orders, issuing invoices, and developing products, and could require us to devote significant resources to correcting such problems. Due to the general uncertainty inherent in the Year 2000 computer problem, resulting from the uncertainty of the Year 2000 readiness of third-party suppliers and vendors, we are unable to determine at this time whether the consequences of Year 2000 failures will have a material impact on our business, results of operations, and financial condition.

CONTINGENCY PLANS

    We have not yet developed contingency plans regarding our products, in house applications or outside vendors. We expect to develop contingency plans in Fall 1999.

                                    BUSINESS

COMPANY OVERVIEW

    Ditech designs, develops and markets equipment used in building and expanding telecommunications and cable communications networks. Our products fall into two categories, echo cancellation equipment and equipment that enables and facilitates communications over fiber optic networks. Our echo cancellation products eliminate echo, which is a significant problem in existing and emerging networks. Echo results from speech signals that are reflected back to the speaker during a telephone call, making conversation difficult. This effect is most pronounced when two people are talking over long distance, satellite, cellular, personal communications services or packetized networks. Our echo cancellation products use a software-intensive architecture coupled with one of the latest commercially available digital signal processors to cancel echo and enhance the quality of voice communications. To date, the vast majority of our revenue has been derived from sales of our echo cancellation products. Our optical communications products enable the implementation of wavelength division multiplexing technology, which is becoming more widely adopted by service providers to address network capacity constraints. Ditech's optical communications products are designed to function either as stand-alone products or as a complete system known as the Optical Path Solution.

INDUSTRY OVERVIEW

TRENDS IN THE TELECOMMUNICATIONS INDUSTRY

    The overall volume of voice and data traffic transmitted over telecommunications and cable communications networks has grown rapidly in recent years. Data traffic has grown due to the increased utilization of the Internet, corporate data networks and higher bandwidth applications. Voice traffic, while a more mature market, has increased steadily in the U.S. and more quickly worldwide as wireline, wireless and satellite services are more widely deployed internationally. As a result of this growth in data and voice traffic, networks are increasingly operating at or near capacity. To deal with these capacity constraints, incumbent and emerging service providers are investing significant resources in the enhancement of existing and the deployment of new fiber optic, wireless and satellite networks. This infrastructure deployment results in significant opportunities for companies that provide the building blocks for these networks.

    Service providers, struggling to meet the demands of increasing traffic, also face intense competition as worldwide deregulation and privatization have enabled new players to enter the market. Growing numbers of service providers are both expanding legacy infrastructures and building out new networks. As a result, traffic that previously was carried through the network of a single service provider, is now routed through the networks of multiple service providers. These networks are comprised of equipment from several different vendors that must carry traffic over existing and emerging infrastructures. This added complexity makes it more difficult to ensure network reliability and service quality. Service providers operating in an increasingly competitive industry must cost-effectively meet these challenges or lose business to competitors who can.

ECHO CANCELLATION MARKET

    In the current deregulated market, voice quality is a key competitive differentiator. One of the primary challenges faced by service providers in delivering quality voice communication is the elimination of echo. Echo results from signal reflection at the "hybrid," commonly the point where the two wires of the local network meet the four wires of the long distance network. The hybrid is not completely efficient in carrying the electrical energy from the four-wire network to the two-wire network, and a certain amount of the electrical energy or voice signal is reflected back from the hybrid towards the speaker. Echo is present whenever the one-time delay of a rebounded voice signal exceeds 16 milliseconds. If the delay exceeds 32 milliseconds, the quality of the voice call begins to degrade and an echo is reflected back to the speaker. When these echo problems are present, people describe the effect as their voices sounding hollow or like someone talking in a tunnel. Delays, either due to a long transmission path, as in a long distance telephone call, or due to the complex signal hand-off from one network to another, for instance wireless to wireline, exacerbate the effect of echo. Therefore, most long distance, digital wireless and satellite voice calls require echo cancellation. Delays are also introduced as intelligent processing equipment is increasingly incorporated into networks. Digital processing of voice signals requires time to compress, decompress and route signals through networks. As there is a greater shift towards voice-over packet, which is a means of packaging voice signals into units of digital data for efficient transmission, these processing delays will continue to increase.

    To address these delays, service providers deploy echo cancellation technology that quickly analyzes all voice channels and cancels any reflected signals.

                          How an Echo Canceller Works

[Box in the center labeled "Echo Canceller" in which a smaller box is found labeled "DSP." Inside the large box and above the smaller box are the words "DSP" Cancels Echo." At the right of the box is a telephone, with a line leading out of it to the left through the embedded boxes and out the other side, then through a small box labeled "Hybrid" and to another telephone. At the small box labeled "Hybrid" there is a dotted line leading back into the large box to the box labeled "DSP" where it stops. Above the dotted line are the words "Reflected signal." The text below this graphical representation describes what is being depicted in the graphical representation]

     As the figure above shows, a speaker's voice signal travels over the network. At the hybrid, part of the speaker's voice signal is reflected back towards the speaker. The digital signal processor, or DSP, within the echo canceller eliminates or cancels this reflected signal so the original speaker does not hear an echo.

    Service providers are demanding both smaller and higher capacity equipment as space in service provider facilities and central offices is becoming more crowded. In addition, due to intense competition, service providers are expanding network services offered to consumers. In order to compete successfully, they must deliver these services reliably and under the strict time-to-market and cost constraints demanded by consumers. Echo cancellation products that address these market pressures are poised to gain share in a market that is expanding worldwide.

    While we are unaware of any independent analysis of the size and growth characteristics of the echo cancellation market, we believe the demand for echo cancellation will increase with the growth of the international market for voice services, digital wireless networks and voice-over packet technology. Additionally, as data and voice networks converge, we expect echo cancellation products to be key building blocks for most existing and emerging networks, regardless of the proportion of voice traffic that they carry.

OPTICAL COMMUNICATIONS PRODUCTS MARKET

    The rise in traffic volumes, increased competition in the telecommunications industry, and the increased complexity of voice and data networks have spurred the deployment of several new technologies. Service providers seeking to expand the capacity of their fiber optic network currently have three primary alternatives: laying new fiber optic cables, implementing time division multiplexing, another technology that enables multiple communication links to be carried on one fiber optical connection, or deploying wavelength division multiplexing. While appropriate for certain service providers, laying new fiber optic cables and implementing technologies based on legacy infrastructures such as time division multiplexing have significant drawbacks. Installing new fiber optic cable is a costly and time-consuming process for service providers. Similarly, time division multiplexing requires significant investment in network equipment and has inherent bandwidth limitations. Wavelength division multiplexing allows service providers to multiply their bandwidth capacity without the costs and delays associated with installing new fiber. By multiplying the number of channels that travel over wavelengths of light in a fiber optic cable, wavelength division multiplexing significantly increases the ability to expand network bandwidth. Dense wavelength division multiplexing, or DWDM, increases network bandwidth even more by increasing the number of channels on a single fiber optic connection. As a result, many service providers are attracted to the scalability of wavelength division multiplexing and dense wavelength division multiplexing and their ability to multiply the capacity of existing fiber. Like traditional service providers, cable communications service providers are increasingly deploying wavelength division multiplexing systems in order to meet traffic demands from a growing number of subscribers using cable modems and other high-bandwidth access devices. According to Ryan Hankin Kent, a market research firm in the telecommunications industry, sales of wavelength division multiplexing systems in the U.S. are expected to increase approximately 58% over the next five years, rising from $1.9 billion in 1998 to $3.0 billion in 2002.

    Despite the substantial growth in data and voice traffic, there are currently impediments to the widespread deployment of wavelength division multiplexing by service providers. Wavelength division multiplexing enables a single fiber connection to carry more traffic, making the reliability of that connection increasingly important. Any interruption of service on a single fiber could disrupt service to tens of thousands of end-users, which may result in severe business consequences for service providers, including regulatory fines and loss of business. WDM is also currently expensive to implement. To date, wavelength division multiplexing has been deployed primarily in U.S. long distance networks where the vast aggregation of traffic and the revenue it generates can justify its expense. Local exchange carriers and international service providers have lagged behind U.S. long distance service providers in deploying wavelength division multiplexing technology. Industry analysts expect this trend to reverse as local exchange and international service providers face growing bandwidth demands of consumers and businesses using high bandwidth applications, such as the Internet.

DITECH'S SOLUTIONS

ECHO CANCELLATION SOLUTION

    Ditech designs, develops and markets echo cancellation products for wireline, wireless, satellite and cable communications networks throughout the world. Our products use a software-intensive architecture coupled with one of the latest commercially available digital signal processors to cancel echo and enhance the quality of voice communications. We believe our architectural approach enables us to offer the highest capacity echo cancellation products currently commercially available. The key elements of our echo cancellation solution include:

    EFFICIENT ARCHITECTURAL APPROACH. Our dynamic allocation of resources technology is designed to solve the echo problem more efficiently than other solutions, by applying processing power only when and where it is needed. By using our dynamic allocation of resources technology, a single digital signal processor can monitor multiple channels and dynamically assign the full processor resources to each echo problem as it arises. Using this efficient architectural approach, we can build our echo cancellation products with fewer dedicated processors and fewer memory integrated circuits, which reduces product size and power consumption requirements.

    TIME-TO-MARKET ADVANTAGE. Based on an intelligent software algorithm, which is a sophisticated process or set of rules for our software to cancel echo, our dynamic allocation of resources approach enables us to utilize off-the-shelf integrated circuits and digital signal processors. Competitive echo cancellation solutions using application specific integrated circuits are more expensive to design, require more development time and are difficult to upgrade. Our approach leverages rapid technological advances in the commercial integrated circuit and digital signal processor industries. As a result, we believe that we are able to deliver high performance products to market with shorter product development cycles and lower investments in capital equipment than alternative solutions.

    LOWER TOTAL COST OF OWNERSHIP. Our software-intensive compact design allows us to offer echo cancellation products with approximately two to four times as much echo cancelling capacity as other commercial suppliers based on a seven-foot industry standard equipment rack located in service providers' central offices or remote facilities. This higher capacity (more echo cancellation capacity per rack) represents cost and space savings for service providers. Our newest generation product also offers more efficient cabling and network equipment installation, saving service providers even more space and deployment expense. Our products are designed to allow service providers to remotely download and upgrade software via the Internet without interrupting network service or dispatching a technician to the remote site, which also lowers the cost of ownership. Finally, our products consume less power than other solutions, resulting in greater reliability and additional cost savings for our customers.

    REMOTE MONITORING AND SERVICE ASSURANCE. Our real-time monitoring technology, known as reflectometry, allows remote monitoring of real-time performance data. Service providers can use this technology to identify problems remotely and address them proactively. We are also able to assist our customers on-line during this process. As a result, service providers can improve performance levels and monitor voice quality on a consistent basis. Remote monitoring systems also reduce our customers' costs by reducing the number of technical personnel required for on-site services.

OPTICAL COMMUNICATIONS PRODUCTS SOLUTION

    Ditech designs, develops and markets a suite of optical communications products for telecommunications and cable communications networks. This suite of products is called the Optical Path Solution and is comprised of optical amplifiers, an optical telemetry system, or OTS, wavelength division multiplexing multiplexers and demultiplexers, transponders and a dense wavelength division multiplexing monitor. To date we have shipped only our optical amplifier product. The key characteristics of our Optical Path Solution include:

    PRODUCT BREADTH, MODULARITY, INTEROPERABILITY AND SCALABILITY. We provide our customers with the option of purchasing our optical communications products as either stand-alone products or our Optical Path Solution as a complete system. Our products are modular in nature and adhere to optical communications operating standards. Therefore, our products are interoperable with the optical communications subsystems and systems of other manufacturers. Customers can purchase our products to expand or improve existing optical communications systems. Our products are also scalable, which enables our customers to improve their existing optical communications systems, or to expand network capacity, on an as-needed basis.

    COST-EFFECTIVE SOLUTIONS FOR SERVICE PROVIDERS. Our optical products offer: sophisticated monitoring and control features; modular, scalable subsystems; and standards-based software and hardware. These characteristics are designed to reduce overall network maintenance costs. In addition, we believe our optical amplifiers' superior performance lowers our customers' capital costs. We have focused on cost-effectiveness as a product design goal so that not only long distance carriers, but also local exchange carriers, can justify deploying wavelength division multiplexing technology.

    SUPERIOR OPTICAL AMPLIFIER PERFORMANCE. Our optical amplifiers are based on widely accepted EDFA (erbium doped fiber amplifier) technology, and we believe that our optical amplifiers provide superior performance features that offer consistent amplification and low noise figures, allowing optical signals to travel longer distances without degradation. As a result, our products maintain the quality of the optical signal over longer territorial spans, which reduces the need for additional equipment and intervention by service providers.

    REMOTE MONITORING AND MANAGEMENT CAPABILITY. All of our products are designed with features that allow remote monitoring and management. These features enable service providers to remotely monitor and predict service outages in optical networks, which helps to improve reliability and lower the troubleshooting costs involved in on-site monitoring. Optical telemetry system management software also helps facilitate communications between legacy network management software and our products. This promotes the use of our products on existing networks and lowers overall cost of ownership. Additionally, the optical telemetry system has many customizable capabilities for service providers to cost-effectively monitor and manage their facilities and equipment.

DITECH'S STRATEGY

    Our objective is to become a leading provider of the echo cancellation and optical communications products required to cost-effectively build and manage telecommunications and cable communications networks. Key elements of our strategy include the following:

    EXTEND TECHNOLOGY LEADERSHIP. We invest in product development and enhancement efforts that are designed to provide service providers and the original equipment manufacturers that serve them higher capacity products with key price performance and management advantages. Our use of commercially available technology and products enables us to incorporate technological advances quickly with reduced research and development costs. This provides a time-to-market advantage that enables us to rapidly deploy our products within strict time constraints demanded by our customers. We collaborate with our customers to develop value-added products designed to meet customer needs.

    INCREASE OPTICAL COMMUNICATIONS PRODUCTS GROWTH. Our optical amplifier began shipping in the third quarter of calendar 1996. Since our initial product release, we have introduced three optical communications products and are developing additional products, which together comprise our complete suite of optical communications products known as the Optical Path Solution. We intend to allocate significant resources to expand this product line and increase our optical communications product revenue.

    EXPAND AND LEVERAGE DISTRIBUTION CHANNELS. We have expanded our direct sales channels in North America to Latin America, Europe and Asia. In addition, we are actively pursuing select and strategic original equipment manufacturer relationships for specific geographical markets or technology segments, and have already entered into one such relationship. We believe that original equipment manufacturer channels enable greater market share penetration while reducing customer support costs. We intend to leverage our reputation for providing high quality products and customer support in the echo cancellation market to increase the penetration of our optical communications products. To further our presence and penetration in the global telecommunications market, we will continue to expand our direct sales force and broaden channels of distribution.

    STRENGTHEN EXISTING AND DEVELOP NEW CUSTOMER RELATIONSHIPS. We intend to continue to strengthen our customer-centric culture and support programs. We offer a full suite of support services, including twenty-four hour technical support seven days a week, a five-year product warranty, and engineering, installation and field support. We intend to continue to design and develop technology that enables us to assist our customers in diagnosing problems on-line.

    DELIVER COST-EFFECTIVE SOLUTIONS. We achieve cost-effective solutions as a result of our business approach and product design philosophy. Our software-intensive designs provide high performance, flexibility, upgradabililty and remote monitoring and management. In addition, our modular, scalable products allow our customers to build-out their networks on an incremental basis. With designs that allow the use of some of the latest commercially available electronic and optical component technologies, we can rapidly deliver advanced products at low cost. Our products' open architecture also enables our customers to build and operate multi-vendor equipment networks, allowing them to better choose the combination of products most suitable for their specific needs.

PRODUCTS

ECHO CANCELLATION PRODUCTS

    All of our echo cancellation products are designed to cancel echo in wireline, wireless, satellite, packetized and cable communications networks. Our echo cancellation product family consists of six products. The 18T1 and 18E1 are our third generation echo cancellation products and have been deployed in significant volumes since March 1995. The Quad T1 and Quad E1 products are our fourth generation echo cancellation products. Production shipment commenced for our Quad T1 and E1 products in the first quarter of calendar 1999. The 4SA is designed for small office and network environments by utilizing a single Quad T1 module that is placed on top of a voice access device, such as a private branch exchange, or PBX. The 4SA commenced production shipment in the first quarter of calendar 1999. The Broadband Echo Cancellation System, or BBEC, is a system level product that employs the Quad T1. Production shipment of our Broadband Echo Cancellation System began in the second quarter of calendar 1999.

    Our echo cancellation product family shares several common advantages:

    HIGHER CAPACITY. We believe our fourth generation echo cancellation products have approximately two to four times the echo cancellation capacity of currently commercially available competitive products.

    HIGH PERFORMANCE. Our echo cancellation products cancel echo in less than 50 milliseconds, which is a significant improvement relative to industry standard cancellation times of 100 to 500 milliseconds as defined by the International Telecommunication Union, the organization responsible for developing global telecommunications standards.

    REMOTE SOFTWARE UPGRADABILITY. With our products, the latest software upgrades can be downloaded remotely and incorporated into our products without taking the echo cancellation products off-line and interrupting service.

    LOWER POWER CONSUMPTION. We believe our products generally require less power than competitive products as a result of our software-intensive design and use of fewer integrated circuits.

    ITU STANDARDS. Our products are fully compliant with current International Telecommunication Union standards. As a member of the International Telecommunication Union, we actively participate in establishing the evolving global standards.

    WARRANTY. We offer a five-year warranty on all of our echo cancellation products.

    The following table provides additional information with respect to each of our echo cancellation products:

-----------------------------------------------------------------------------------------------------
  PRODUCT                DESCRIPTION                           FUNCTIONALITY
  18T1                   Single port echo canceller for use    -  A high capacity product that cancels
                         at T1 (1.544 Mb/s) transmission rate     220 T1 lines per seven-foot industry
                         (North American markets)                 standard equipment rack
                                                               -  Low power consumption
  18E1                   Single port echo canceller for use    -  A high capacity product that cancels
                         at E1 (2.048 Mb/s) transmission rate     126 E1 lines per 2.1 meter
                         (international markets and North         international industry standard
                         American gateway applications)           equipment rack
                                                               -  Low power consumption
  Quad T1                Single module including four          -  Doubles the capacity of nearest
                         independent T1 cancellers (North         commercially available competitive
                         American markets)                        product
                                                               -  Cancels 480 T1 lines per rack
  Quad E1                Single module including four          -  Doubles the capacity of nearest
                         independent E1 cancellers                commercially available competitive
                         (international markets and North         product
                         American gateway applications)        -  Cancels 480 E1 lines per rack
  4SA                    Single Quad T1 module (North          -  Designed for small office and
                         American markets)                        network environments
  Broadband Echo         Broadband echo cancellation system    -  First system level echo cancellation
  Cancellation           utilizing DS3 (45 Mb/s) interfaces       product
  System (BBEC)          to accommodate the growing adoption   -  Uses two DS3s per shelf
                         of higher speed broadband             -  Reduces bulky T1 cabling and
                         infrastructures (North American          installation
                         markets)                              -  Fault tolerant architecture and
                                                                  autonomous alarm reporting via
                                                                  Ethernet to simplify fault isolation
                                                               -  Cancels 336 T1s per rack

OPTICAL COMMUNICATIONS PRODUCTS

    Our suite of optical communications products, called the Optical Path Solution, is intended for use in telecommunications and cable communications networks throughout the world. Our Optical Path Solution is comprised of optical amplifiers, an optical telemetry system, transponders, four-channel wavelength division multiplexing multiplexers and demultiplexers, and a dense wavelength division multiplexing monitor. All of these products are intended to be sold either as stand-alone products or as a complete system. All of our optical communications products are commercially available, except the dense wavelength division multiplexing monitor, which is undergoing customer beta testing. As of July 31, 1999, the principal source of revenue from our optical product line has been our optical amplifiers, which have been shipping since the third quarter of calendar 1996. However, during the quarter ended April 30, 1999, we shipped the first production units of our Optical Telemetry System, WDM Multiplexer and Demultiplexer, and DWDM Monitor. Our sixteen-channel dense wavelength division multiplexing multiplexers and demultiplexers are currently in development.

    Our optical product family shares several common advantages:

    INTEROPERABLE IN MULTI-VENDOR ENVIRONMENT. Our products and modules are built to industry standards so that they easily interoperate with different vendors' facilities and shelving.

    DESIGNED TO INDUSTRY STANDARDS. Our suite of products are designed to meet industry standards, such as those from the International Telecommunication Union.

    REMOTE MONITORING AND MANAGEMENT. Our products are designed to function in a sophisticated, remote monitoring and management environment.

    WARRANTY.  We offer a five-year warranty on all of our optical products.

    The following table provides additional information with respect to each of our optical products:

-----------------------------------------------------------------------------------------------------
  PRODUCT               DESCRIPTION                           FUNCTIONALITY
  Optical amplifiers    Complete suite of transmit, line and  -  Consistent optical amplification and
                        receive amplifiers that are based on     low noise figures, making them
                        erbium doped fiber amplifier (EDFA)      suitable for dense wavelength
                        technology                               division multiplexing applications
                                                              -  Supports higher bandwidth fiber
                                                              optic channels, allowing service
                                                                 providers to expand bandwidth
                                                                 without upgrading our amplifiers
  Optical               Optical and element management and    -  Enables remote management and
  Telemetry             facility monitoring solution that is     monitoring of both our products and
  System (OTS)          designed with open interface             legacy network equipment and
                        architecture                             facilities
                                                              -  Management and monitoring commands
                                                                 are carried on a supervisory channel
                                                                 in the same fiber as the revenue
                                                                 traffic but using out-of-band
                                                                 wavelengths, thereby not displacing
                                                                 revenue-generating bandwidth
                                                              -  Packaged in a compact module to
                                                                 minimize space requirements
  WDM Multiplexer       Four channel solution that combines   -  Packaged in a compact module to
  And Demultiplexer     multiple optical wavelengths onto        minimize space requirements
                        one fiber. At the far end, these      -  Accommodates network growth by
                        same devices function in reverse as      supporting higher bandwidth fiber
                        demultiplexers                           optic channels
  Transponder           Accepts an optical signal from a      -  Allows legacy non-International
                        legacy laser source and re-transmits     Telecommunication Union standards
                        the signal at an industry standard       compliant transmission equipment to
                        compliant optical wavelength             be used on WDM networks
                        suitable for transmission on a WDM    -  Packaged in a compact module that is
                        network                                  half the size of currently
                                                                 commercially available competing
                                                                 products
  DWDM                  Measures wavelength amplitude         -  Remotely deployable unit that is
  Monitor               signal- to-noise ratio and gain          environmentally tolerant
                        flatness of each optical channel in   -  Sophisticated real-time monitoring
                        a multi-wavelength network, allowing  of each optical signal
                        service providers to identify         -  User definable alarm thresholds
                        transmission path degradations        -  Easy to use graphical user interface
                        before they become service-affecting

    The following diagram illustrates how our optical communications operate in a network environment.

                    DITECH'S OPTICAL COMMUNICATION PRODUCTS

[Graphical illustration of a telecommunication network. To the left is a white box labeled "SONET/ SDH Terminal Packet Switch." Out of this box come 4 arrows to the right to a stack of 4 gray boxes each labeled with a "T" to denote that they are Transponders. Out of each of these boxes come an arrow to the right to a gray trapezoid labeled "WDM Mux." Out of this comes one arrow to the right to a gray triangle labeled "EDFA" and under which are the words "Transmit Amplifier." Out of this comes one arrow to the right to a gray triangle labeled "EDFA" and under which are the words "Line Amplifier." Out of this comes one arrow to the right to a gray triangle labeled "EDFA" and under which are the words "Receive Amplifier." Out of this comes an arrow to the right to a gray trapezoid labeled "WDM DeMux." Out of this come 4 arrows to the right to a white box labeled "SONET/SDH Terminal Packet Switch." Above each of the two white boxes labeled "SONET/SDH Terminal Packet Switch" is a cloud with the words "Voice," "Data," and "Video" in it with a dotted line coming out of it to the white box.

Above the graphical representation described above is the figure of a person at a computer labeled "Technician" with a dotted line out of the computer leading to two boxes, one of which is labeled "Network Management System" and one of which is labeled "Optical Telemetry System (OTS)." Out of these boxes comes a dotted line that splits into three lines, each leading to a box labeled "OTS." Out of each of these boxes is a dotted line leading through one of the optical amplifiers described above, then to a box labeled "Monitor."

Below the graphical representation described above is a white box and a gray box. The white box is labeled "Multivendor Equipment" and the gray box is labeled "Ditech Subsystems" to denote which of the components in the items graphical representation are Ditech's subsystems]

CUSTOMERS

    Our principal customers are competitive local exchange carriers, satellite, wireless, cellular and cable communications service providers. Among our more than fifty customers that have purchased our products since the end of fiscal 1998, the following is a list of our top ten customers by sales volume for that period:

Qwest/LCI                             GTE Telecom
MCI Worldcom                          Cignal Global
Frontier Communications               GCI
Electronica Multimedia                Teleglobe Canada
Facilicom                             GST

    In addition to these service providers, we have sold products to one original equipment manufacturer.

    Our customer base is highly concentrated, and a small number of customers has accounted for a significant portion of our total revenue. Our five largest customers accounted for over 75% of our revenue in the first three months of fiscal 2000, over 65% of our revenue in fiscal 1999 and over 75% of our revenue in fiscal 1998. Qwest/LCI accounted for 43% of our revenue in the first three months of fiscal 2000, 42% of our revenue in fiscal 1999 and in fiscal 1998. Our four next largest customers accounted collectively for 33% of our revenue in the first three months of fiscal 2000, 23% of our revenue in fiscal 1999 and 38% of our revenue in fiscal 1998. MCI accounted for $7.6 million, or more than 50%, of our revenue in fiscal 1997, but only $1.4 million, or approximately 11%, of our revenue in fiscal 1998. This reduction began shortly before the acquisition of MCI by Worldcom.

RESEARCH AND DEVELOPMENT

    We have engineering departments dedicated to and focused on developing high performance echo cancellation products and optical communications products. These engineering departments are staffed with appropriate talent in software and hardware, radio-frequency, mechanical and test engineering, and photonic physics. In addition, we have created an independent product verification group whose charter is to ensure that we meet customers' expectations from an ease-of-use perspective.

    Our research and development expenses for the first three months of fiscal 2000, and for fiscal 1999, fiscal 1998 and fiscal 1997, were approximately $1.1 million, $3.9 million, $2.4 million, and $1.1 million, respectively. We intend to increase our research and development budget and staffing levels during the remainder of fiscal 2000. As of July 31, 1999, we had 31 employees engaged in research and development, including 10 engineers with advanced degrees. By continuing to develop new generation echo cancellation and optical communications products, we intend to leverage our ability to address various markets with a relatively focused investment in research and development. We believe that recruiting and retaining qualified engineering personnel will be essential to our continuing success.

MANUFACTURING

    We intend to operate as a "virtual" manufacturing organization by relying on contract manufacturers to assemble our echo cancellation products and our optical communications products. We perform only final test functions for our echo cancellation products and both final assembly and test functions for our optical communications products at our facility. We are ISO 9001 certified and require that our contract manufacturers have ISO 9002 registration as a condition of qualification. Our stringent incoming inspection procedures for critical optical components include analysis and monitoring of the performance characteristics of critical optical components and sub-assemblies. Our raw materials are procured from outside suppliers through our contract manufacturers. In procuring components, we and our contract manufacturers rely on Texas Instruments as the sole source of our digital signal processors. Our future success will depend in significant part on our ability to obtain manufacturing on time, at low costs and in sufficient quantities to meet demand.

SALES AND MARKETING

    We have established a direct sales force that sells to our customers in the U.S. and internationally. We also intend to expand the use of sales agents, systems integrators, original equipment manufacturers, and distributors to sell and market our products internationally. We have entered into an agreement with an original equipment manufacturer for distribution of our optical communications products and are exploring the possibility of entering into others.

    In 1998, we expanded our direct sales coverage by establishing regional sales offices throughout the U.S. We believe that our products can serve a substantial market for echo cancellation products and optical communications products outside of the U.S. To address these growing international markets, we opened a sales office in Beijing, China to support Asia, another office in Stuttgart, Germany to cover Europe and an office in Miami, Florida to focus on Latin America. In fiscal 1998, fiscal 1999 and the first three months of fiscal 2000, we derived approximately 6%, 13% and 11% of our total revenue, respectively, from customers in international markets.

    We are committed to enhancing our brand recognition by continuing to exhibit in trade shows, participate in industry conferences (e.g. SuperComm, CTIA, OFC, Telexpo in Brazil, Com Cable in China) and organize targeted technical seminars to expand our company and product visibility. We conduct direct marketing and have ongoing communications with our customers, the press and industry analysts. In addition, we intend to develop a sophisticated web site that will provide detailed technical briefings and sales presentations to our customers.

CUSTOMER SUPPORT

    We have established a dedicated department to provide pre-sales technical, system engineering, post-sales and field service support. These services are available from headquarters as well as regional offices. In addition, we offer customer service around the clock every day of the week. We have also established relationships with third-party organizations for engineering, furnish and installation services in North America and Europe.

    With remote monitoring and management capabilities designed into all of our products, we are capable of assisting our customers in diagnosing problems on-line, thereby reducing the time and costs associated with dispatching a technician to the remote site. In addition, the detailed technical information we intend to provide on our website will provide our customers with useful support information.

COMPETITION

    The markets for our products are intensely competitive, continually evolving and subject to rapid technological change. We believe that rapid product introductions with price performance advantages is a critical competitive factor. We believe we and our products also face competition in the following areas:

    - product features and enhancements (including improvements in product performance, reliability, size, compatibility and scalability);

    - cost of ownership (including power consumption and ease and cost of maintenance);

    - ease of product deployment and installation; and

    - technical support and service.

    Although we believe that we currently compete favorably with respect to all of these factors, we may not have the financial resources, technical expertise or marketing, manufacturing, distribution and support capabilities to compete successfully in the future. We expect that competition in each of our markets will increase in the future. In the echo cancellation market, our principal competitors are Lucent and Tellabs for stand-alone products. Although Alcatel, Nortel Networks, Ericsson and Nokia can provide echo cancellation in their systems, they do not sell stand-alone products or compete in the open market. Our principal competitors in the optical communications products market are Alcatel, Ciena, Lucent and Pirelli.

    Nortel Networks has announced that it is developing an integrated switch, which would have echo cancellation capability built into it and would therefore eliminate the need for the echo cancellation capability provided by our products. Announcements such as these, or the commercial availability of such switches or other competing products, may cause our customers to delay or cancel orders for our products.

    Competitors in any portion of our business are also capable of rapidly becoming our competitors in other portions of our business. Many of our competitors and potential competitors have substantially greater name recognition and technical, financial, marketing, purchasing and other resources than we do. As a result, these competitors may be able to respond more quickly to new or emerging technologies or standards and to changes in customer requirements, to devote greater resources to the development, promotion and sale of products, or to deliver competitive products at a lower price. We may not be able to compete successfully against our current or future competitors.

    Existing and potential customers are also our current and potential competitors. These companies may develop or acquire additional competitive products or technologies in the future and thereby reduce or cease their purchases from us. In addition, we believe that the size of suppliers will be an increasingly important part of purchasers' decision-making criteria in the future. We may not be able to grow rapidly and therefore compete successfully with our existing or new competitors. In addition, competitive pressures faced by us may result in lower prices for our products, loss of market share, or reduced gross margins, any of which could materially and adversely affect our business, financial condition and results of operations.

PATENTS AND INTELLECTUAL PROPERTY RIGHTS

    Our success will depend, in part, on our ability to protect our intellectual property. We rely primarily on patent, copyright, trademark and trade secret laws, as well as nondisclosure agreements and other methods to protect our proprietary technologies and processes. Nevertheless, such measures may not be adequate to safeguard the proprietary technology underlying our echo cancellation and optical communications products. As of July 31, 1999, we had three U.S. patents issued and seven U.S. patent applications pending, one of which had been allowed but has not yet issued. These patents expire between 2014 and 2016. No patents may issue as a result of these or future applications. If they do issue, any patent claims allowed may not be sufficiently broad to protect our technology. In addition, any existing or future patents may be challenged, invalidated or circumvented, and any right granted thereunder may not provide meaningful protection to us. The failure of any patents to provide protection to our technology would make it easier for our competitors to offer similar products.

    In November 1998, we acquired the echo cancellation technology that we previously licensed from Telinnovation. We acquired this technology for a total purchase price of 166,666 shares of our common stock and $2.96 million, the cash portion of which was paid upon the consummation of our initial public offering. In addition, we had been paying royalties to Telinnovation on the sales of our products incorporating this technology until the cash portion of the purchase price had been paid from the proceeds of our initial public offering.

    We may license certain our of technology to third parties. For example, we have licensed to Antec Corporation certain of our optical communication technology for $1.9 million payable in fiscal 2000 plus per unit royalties.

    We generally enter into confidentiality agreements with our employees and strategic partners, and generally control access to and distribution of our documentation and other proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our products or technology without authorization, develop similar technology independently or design around our patents. In addition, effective patent, copyright, trademark and trade secret protection may be unavailable or limited outside of the U.S., Europe and Japan. We may not be able to obtain any meaningful intellectual property protection in such countries and territories. Additionally, we may, for a variety of reasons, decide not to file for patent, copyright, or trademark protection outside of the United States. Further, we occasionally incorporate the intellectual property of our customers into our designs, and we have certain obligations with respect to the non-use and non-disclosure of such intellectual property. However, the steps taken by us to prevent misappropriation or infringement of the intellectual property of our company or our customers may not be successful. Moreover, litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of proprietary rights of others, including our customers. Such litigation could result in substantial costs and diversion of our resources and could have a material adverse effect on our business, financial condition and results of operations.

    The telecommunications equipment industry is characterized by vigorous protection and pursuit of intellectual property rights. We may receive in the future notices of claims of infringement of other parties' proprietary rights. We may not prevail in actions alleging infringement of third-party patents. In addition, the invalidity of our patents may be asserted or prosecuted against us. In addition, in a patent or trade secret action, an injunction could issue against us, requiring that we withdraw certain products from the market or necessitating that certain products offered for sale or under development be redesigned. We have also entered into certain indemnification obligations in favor of our customers and strategic partners that could be triggered upon an allegation or finding of our infringement of other parties' proprietary rights. Irrespective of the validity or successful assertion of such claims, we would likely incur significant costs and diversion of our resources with respect to the defense of such claims, which could also have a material adverse effect on our business, financial condition and results of operations. To address any potential claims or actions asserted against us, we may seek to obtain a license under a third party's intellectual property rights. Under such circumstances, a license may not be available on commercially reasonable terms, if at all.

    Substantial inventories of intellectual property are held by a few industry participants, such as Lucent, Nortel Networks and certain major universities and research laboratories. This concentration of intellectual property in the hands of a few major entities also poses certain risks to us in seeking to hire qualified personnel. We have on a few occasions recruited such personnel from such entities. These entities or others may claim the misappropriation or infringement of their intellectual property, particularly when and if employees of these entities leave to work for us. We may not be able to avoid litigation in the future, particularly if new employees join us after having worked for a competing company. Such litigation could be very expensive to defend, regardless of the merits of the claims, and could have a material adverse effect on our business, financial condition and results of operations.

EMPLOYEES

    As of July 31, 1999, we employed 97 persons, 22 of whom were primarily engaged in operations, 31 of whom were engaged in research and development, 31 of whom were engaged in sales, marketing and technical support and 13 of whom were engaged in finance and administration. Our employees are not represented by any collective bargaining agreement, and we have not experienced a work stoppage. We believe our employee relations are good.

FACILITIES

    Our principal offices and facilities are located in one leased building totaling 35,800 square feet in Mountain View, California. This lease expires on December 15, 2003. We believe that our existing facilities are adequate to meet our current needs.

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES

    Certain information regarding Ditech's directors, executive officers and key employees as of July 31, 1999 is set forth below.

NAME                                      AGE                                    POSITION
------------------------------------      ---      ---------------------------------------------------------------------
Timothy K. Montgomery...............          46   President, Chief Executive Officer and Director
Toni M. Bellin......................          53   Vice President of Operations
Salim N. Jabr.......................          47   Vice President of Engineering and Development, Optical Products
Marc Schwager.......................          42   Vice President, Marketing
Serge Stepanoff.....................          57   Vice President of Engineering and Development, Echo Cancellation
                                                     Products
William J. Tamblyn..................          40   Vice President and Chief Financial Officer
Pong C. Lim.........................          45   Chairman of the Board of Directors
Gregory M. Avis(1)..................          40   Director
Peter Y. Chung(2)...................          31   Director
William A. Hasler(1)(2).............          57   Director
Kenneth E. Jones(1).................          52   Director
George J. Turner....................          62   Director

------------------------

(1) Member of the Compensation Committee

(2) Member of the Audit Committee

    TIMOTHY K. MONTGOMERY has served as Ditech's President and Chief Executive Officer since September 1998 and as a Director since October 1998. From November 1997 to September 1998, he served as Ditech's Senior Vice President of Sales and Marketing. Mr. Montgomery served as Vice President of Sales of Digital Link Corporation, a manufacturer of digital access products for wide area networks, from August 1993 to October 1997. From October 1992 to July 1993, Mr. Montgomery worked as an independent consultant. From August 1986 to September 1992 Mr. Montgomery was employed as Vice President of Sales at Telebit Corporation, a networking company. Mr. Montgomery has a B.S.B.A. in marketing from Florida State University.

    TONI M. BELLIN joined Ditech in December 1998 as Vice President of Operations. Before joining Ditech, Ms. Bellin served as the Vice President of Operations for Digital Link Corporation from December 1993 to December 1998, and as the Vice President of Operations of Zeiss Humphrey Systems, a medical capital equipment manufacturer, from July 1987 to December 1993. Ms. Bellin has a B.A. in business administration and an M.B.A. in executive management from St. Mary's College.

    SALIM N. JABR joined Ditech in May 1995 as Vice President of Engineering and Development, Optical Products. In August 1994, Mr. Jabr founded ORCA Technology, a company engaged in the development of DWDM systems. From November 1993 to December 1994, Mr. Jabr was a senior staff manager for SDL Inc., a designer and manufacturer of specialized semiconductor products. Mr. Jabr served as Director of Optical Technology at Raychem Corporate Technology, a telecommunications and industrial equipment manufacturing company, from September 1989 to November 1993. From June 1981 to September 1989, he worked at Litton Guidance and Control, an aerospace company. He was also an Assistant Professor in Physics at the University of Southern California from September 1979 to August 1981. Mr. Jabr has a Ph.D. in physics and an M.S. in electrical engineering from Yale University, and a B.S. in physics from The American University in Beirut.

    MARC SCHWAGER joined Ditech in April 1999 as its Vice President, Marketing. Before joining Ditech, Mr. Schwager served as the Director of Product Management for Bandwidth Unlimited, a Silicon Valley start-up working in the optical networking field, from November 1998 to April 1999. From May 1981 through October of 1998, Mr. Schwager held a series of marketing positions at Hewlett-Packard, most recently as Director of Marketing for the Advanced Networks Division. Mr. Schwager holds a B.S. Chemical Engineering from Rensselaer Polytechnic Institute.

    SERGE STEPANOFF joined Ditech in February 1987 and was its Vice President of Engineering until May 1991. In September 1996, he rejoined Ditech and assumed his current position of Vice President of Engineering and Development, Echo Cancellation Products. Mr. Stepanoff worked as Director of Software at Telecom Solutions, a telecommunications company, from March 1995 to August 1996. From May 1991 to February 1995, he was a Senior Manager for MCI Communications, a telecommunications company. He has a B.S. in electrical engineering from Heald Engineering College and an M.S. in Computer Science from West Coast University.

    WILLIAM J. TAMBLYN joined Ditech in June 1997 as a Vice President and Chief Financial Officer. Mr. Tamblyn was the Chief Financial Officer at Conductus, Inc., a telecommunications company, from December 1993 to June 1997. He served as Chief Financial Officer at Ramtek, an imaging company, from May 1993 to December 1993. Prior to May 1993, Mr. Tamblyn worked in public accounting, including for Coopers & Lybrand, LLP. He has a B.S. in accounting from San Jose State University and is a certified public accountant.

    PONG C. LIM has served as Ditech's Chairman of the Board since October 1998. From March 1997 to September 1998, Mr. Lim served as Ditech's Chief Executive Officer and President. From May 1994 to March 1997, Mr. Lim served as Ditech's President and Chief Operating Officer. From June 1989 to April 1994, Mr. Lim served as General Manager of Santa Clara Business Unit, a division of DSC Communications, a telecommunications company. Mr. Lim has a B.S. in civil engineering from Drexel University and an M.B.A. in marketing and finance from the University of Phoenix.

    GREGORY M. AVIS has been a director of Ditech since February 1997. Mr. Avis has served as a Managing Partner of Summit Partners, a private equity capital firm, since 1990 and has been a General Partner since 1987. Summit Partners and its affiliates manage a number of venture capital funds, including Summit Ventures IV, L.P., Summit Investors III, L.P. and Summit Subordinated Debt Fund, L.P., which are all stockholders of Ditech. Mr. Avis also serves as a director of Extended Systems, Inc., a network peripherals and wireless communications company, Powerwave Technologies, Inc., a designer and manufacturer of power amplifiers for wireless communications, Splash Technology Holdings, Inc., a developer of color server systems, and several privately held companies. Mr. Avis received a B.A. from Williams College and an M.B.A. from Harvard University.

    PETER Y. CHUNG has been a director of Ditech since February 1997. Mr. Chung is a General Partner of Summit Partners, a private equity capital firm, where he has been employed since August 1994. Summit Partners and its affiliates manage a number of venture capital funds, including Summit Ventures IV, L.P., Summit Investors III, L.P. and Summit Subordinated Debt Fund, L.P., which are all stockholders of Ditech. From August 1989 to July 1992, Mr. Chung worked in the Mergers and Acquisitions Department of Goldman, Sachs & Co. Mr. Chung also serves as a director of E-Tek Dynamics, Inc., an optical components and modules company, Splash Technology Holdings, Inc., a developer of color server systems, and several privately held companies. Mr. Chung received a B.A. from Harvard University and an M.B.A. from Stanford University.

    WILLIAM A. HASLER has been a director of Ditech since May 1997. He also serves as a Co-Chief Executive Officer and Director of Aphton Corp., a bio-pharmaceutical company, a position he has held since July 1998. From August 1991 to July 1998, Mr. Hasler was the Dean of the Haas School of Business at the University of California at Berkeley, and from January 1984 to August 1991,

Mr. Hasler served as a Vice Chairman of KPMG Peat Marwick. Mr. Hasler is a director of numerous companies, including Quickturn Design Systems, Inc., a design verification company, Solectron Corp., an electronics manufacturing services company, TCSI Corporation, a telecommunications software company, Tenera Inc., an engineering consulting firm, and Walker Interactive Systems, Inc., an operations and analytical software company. He received a B.A. from Pomona College and an M.B.A. from Harvard University.

    KENNETH E. JONES has been a director of Ditech since July 1983. He is currently the Chairman and Chief Executive Officer of Globe Wireless, Inc., a position he has held since Globe Wireless was sold by Automated Call Processing and became an independent company in 1997. Mr. Jones founded Automated Call Processing in 1983 (which in 1997 merged with Ditech and changed its name to Ditech Corporation), and worked as its President and Chief Executive Officer until 1997. From 1986 to 1994, he also served as President and Chief Executive Officer of Automated Call Processing's wholly-owned subsidiary, Ditech Corporation. Prior to founding Automated Call Processing, Mr. Jones served as President and Chief Executive Officer of Clausen-Koch Company, a private label manufacturer of canned meats. Mr. Jones also served as the Chief Financial Officer of Hills Brothers Coffee, Inc. from 1976 to 1979. Mr. Jones is a director of Quadramed Corporation, a medical software company. He served as a commanding officer of USS Flagstaff in the United States Navy and has a B.S. from the University of Nebraska and an M.B.A. from Harvard University.

    GEORGE J. TURNER has been a director of Ditech since November 1993. He is currently the President and Chief Operating Officer of Globe Wireless, Inc., a position he has held since December 1996. He previously worked for Automated Call Processing for over ten years, serving the company in several senior management roles. Mr. Turner has a B.A., an M.A. and a PhD. from the University of California, Berkeley.

BOARD COMPOSITION

    Ditech currently has authorized seven directors. In accordance with the terms of our Amended and Restated Certificate of Incorporation, the terms of office of the Board of Directors are divided into three classes: Class I, whose term will expire at the annual meeting of stockholders to be held in 1999; Class II, whose term will expire at the annual meeting of stockholders to be held in 2000; and Class III, whose term will expire at the annual meeting of stockholders to be held in 2001. The Class I directors are Gregory Avis and George Turner, the Class II directors are Peter Chung and Kenneth Jones, and the Class III directors are William Hasler, Pong Lim, and Timothy Montgomery. At each annual meeting of stockholders after the initial classification, the successors to directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. In addition, our Certificate of Incorporation provides that the authorized number of directors may be changed only by resolution of the Board of Directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of the Board of Directors may have the effect of delaying or preventing changes in control or management of Ditech. Although directors of Ditech may be removed for cause by the affirmative vote of the holders of a majority of the common stock, our Certificate of Incorporation provides that holders of two-thirds of the common stock must vote to approve the removal of a director without cause.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    During fiscal 1999, Messrs. Avis, Hasler and Jones served as members of the Compensation Committee of Ditech's Board of Directors. Mr. Avis is a Managing Partner of Summit Partners, a private equity capital firm that became a major stockholder of Ditech in connection with our recapitalization. See "Certain Transactions."

    No member of the Compensation Committee serves as a member of the board of directors or compensation committee of any other entity that has one or more executive officers serving as a member of Ditech's Board of Directors or Compensation Committee. Prior to the formation of the Compensation Committee in May 1997, the Board of Directors of Ditech as a whole made decisions relating to compensation of Ditech's executive officers.

BOARD COMMITTEES

    The Audit Committee of the Board of Directors reviews the internal accounting procedures of Ditech and consults with, and reviews the services provided by, Ditech's independent accountants. Current members of the Audit Committee are Messrs. Chung and Hasler.

    The Compensation Committee of the Board of Directors reviews and recommends to the Board of Directors the compensation and benefits of all officers of Ditech and reviews general policy relating to compensation and benefits of employees of Ditech. The Compensation Committee also administers the issuance of stock options and other awards under Ditech's stock plans. Current members of the Compensation Committee are Messrs. Avis, Hasler and Jones.

DIRECTOR COMPENSATION

    Ditech does not currently provide cash compensation to non-employee directors for services in such capacity, but directors may be reimbursed for certain expenses in connection with attendance at Board of Directors and committee meetings. See also "--Benefit Plans--1999 Non-Employee Directors' Stock Option Plan."

LIMITATION OF DIRECTORS' AND OFFICERS' LIABILITY

    Ditech's Bylaws provide that Ditech will indemnify its directors and executive officers and may indemnify its other officers, employees and other agents to the fullest extent permitted by Delaware law. Ditech is also empowered under its Bylaws to enter into indemnification contracts with its directors and officers and to purchase insurance on behalf of any person it is required or permitted to indemnify. Pursuant to this provision, Ditech has entered into indemnification agreements with each of its directors and executive officers.

    Ditech has obtained officer and director liability insurance with respect to liabilities arising out of certain matters, including matters arising under the Securities Act. In addition, Ditech's Certificate of Incorporation provides that, to the fullest extent permitted by Delaware law, Ditech's directors will not be liable for monetary damages for breach of the directors' fiduciary duty of care to Ditech and its stockholders. This provision in the Certificate of Incorporation does not eliminate the duty of care, and in appropriate circumstances, equitable remedies such as an injunction or other forms of non-monetary relief would remain available under Delaware law. Under current Delaware law, a director's liability to Ditech or its stockholders may not be limited with respect to any breach of the director's duty of loyalty to Ditech or its stockholders, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for any transaction from which the director derived an improper personal benefit, for improper transactions between the director and Ditech and for improper distributions to stockholders and loans to directors and officers. This provision also does not affect a director's responsibilities under any other laws such as the federal securities laws or state or federal environmental laws.

    There is no pending litigation or proceeding involving a director or officer of Ditech as to which indemnification is being sought, nor is Ditech aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons pursuant to the provisions described above or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

EXECUTIVE COMPENSATION

    The following table sets forth certain information for the fiscal year ended April 30, 1999, regarding the compensation of Ditech's Chief Executive Officer and each of the most highly compensated executive officers of Ditech whose salary and bonus for such year were in excess of $100,000 on an annualized basis (the "Named Executive Officers"). In accordance with Securities and Exchange Commission rules, annual compensation in the form of perquisites and other personal benefits has been omitted where the aggregate amount of such perquisites and other personal benefits constitutes less than the lesser of $50,000 or 10% of the total annual salary and bonus for the Named Executive Officer for the fiscal year.

                           SUMMARY COMPENSATION TABLE

                                                                                        LONG-TERM
                                                                                       COMPENSATION
                                                                                          AWARDS
                                                                                      --------------
                                                       ANNUAL COMPENSATION (1)          SECURITIES
                                                 -----------------------------------    UNDERLYING         ALL OTHER
NAME AND PRINCIPAL POSITION                        YEAR       SALARY        BONUS        OPTIONS         COMPENSATION
-----------------------------------------------  ---------  -----------  -----------  --------------  -------------------
Timothy Montgomery
  Chief Executive Officer, President and Senior
  Vice President, Sales and Marketing (1)......       1999   $ 225,000    $ 100,000        133,333                --
Pong Lim
  Chairman of the Board (2)....................       1999     175,000      100,000             --         $   1,636
Salim Jabr
  Vice President of Engineering and
  Development, Optical Products................       1999     120,000       43,000             --                --
Serge Stepanoff
  Vice President of Engineering and
  Development, Echo Cancellation Products......       1999     120,000       42,960             --                --
William Tamblyn
  Vice President and Chief Financial Officer...       1999     135,000       54,000         16,666                --

------------------------

(1) Mr. Montgomery was promoted to his current position of President, Chief Executive Officer of Ditech in September 1998.

(2) Mr. Lim served as President and Chief Executive Officer of Ditech until September 1998, at which time Mr. Montgomery became President and Chief Executive Officer. Mr. Lim became Chairman of the Board of Ditech in October 1998. Compensation listed in the "all other compensation" column consists of insurance premiums paid by Ditech for the benefit of Mr. Lim.

OPTION GRANTS IN LAST FISCAL YEAR

    The following table sets forth each grant of stock options made during the fiscal year ended April 30, 1999 to each of the Named Executive Officers. The exercise price per share of each option was equal to the fair market value of the common stock on the date of grant as determined in good faith by the Board of Directors on such date based upon such factors as the purchase price paid by investors for shares of Ditech's preferred stock, the absence of a trading market for Ditech's securities and Ditech's financial outlook and results of operations. During the fiscal year ended April 30, 1999, Ditech granted employees, consultants and directors options to purchase an aggregate of 702,956 shares of common stock.

                                                                                                            POTENTIAL REALIZABLE
                                                                      INDIVIDUAL GRANTS                       VALUE AT ASSUMED
                                                    ------------------------------------------------------    ANNUAL RATES OF
                                                     NUMBER OF                                                  STOCK PRICE
                                                    SECURITIES                                                APPRECIATION FOR
                                                    UNDERLYING     % OF TOTAL      EXERCISE                     OPTION TERM
                                                      OPTIONS    OPTIONS GRANTED   PRICE PER   EXPIRATION   --------------------
NAME                                                  GRANTED         1998           SHARE        DATE         5%         10%
--------------------------------------------------  -----------  ---------------  -----------  -----------  ---------  ---------
Timothy Montgomery................................     133,333           19.0      $    1.50     10/15/08   $ 125,779  $ 318,748

Pong Lim..........................................          --             --             --           --          --         --

William Tamblyn...................................      16,666            2.4           1.50      11/6/08      15,772     39,842

Serge Stepanoff...................................          --             --             --           --          --         --

Salim Jabr........................................          --             --             --           --          --         --

    The options granted to Messrs. Montgomery and Tamblyn vest over a standard four-year period, with 25% vesting after one year and monthly vesting thereafter.

    In accordance with the rules of the Securities and Exchange Commission, the columns referring to potential realizable value show the gains or "option spreads" that would exist for the options granted based on the assumed rates of annual compound stock price appreciation of 5% and 10% from the date the option was granted over the full option term. The rules of the SEC require us to use these assumed annual compound rates of stock price appreciation. These estimated rates do not represent our estimate or projection of future common stock prices.

AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

    The following table sets forth information regarding option exercises, and the fiscal year end values of stock options held by each of the Named Executive Officers during the fiscal year ended April 30, 1999 and exercisable and unexercisable options held as of April 30, 1999:

                                                                     NUMBER OF SECURITIES            VALUE OF UNEXERCISED
                                                                     UNEXERCISED OPTIONS           IN-THE-MONEY OPTIONS AT
                                      UNDERLYING                      AT APRIL 30, 1999                 APRIL 30, 1999
                                    SHARES ACQUIRED     VALUE    ----------------------------  --------------------------------
NAME                                  ON EXERCISE     REALIZED   EXERCISABLE   UNEXERCISABLE   EXERCISABLE     UNEXERCISABLE
---------------------------------  -----------------  ---------  -----------  ---------------  -----------  -------------------
Timothy Montgomery...............        299,998      $  54,373     100,000             --      $ 825,000               --
Pong Lim.........................        479,998        247,499          --             --             --               --
William Tamblyn..................         81,581         38,349      35,084             --        304,969               --
Serge Stepanoff..................             --             --      99,998             --         89,482               --
Salim Jabr.......................         74,999         45,000     125,000             --      1,138,125               --

    Each option grant permits immediate exercise subject to a repurchase option in favor of Ditech, which lapses over a four-year period with 25% lapsing after the first year and monthly thereafter. The fair market value of Ditech's common stock on or about April 30, 1999 was $9.75 per share as determined in good faith by the Board of Directors on such date based upon such factors as the absence of a trading market for Ditech's common stock, the probability of completing the initial public offering at that time and the low price of the initial public offering price range.

BENEFIT PLANS

    1997 STOCK OPTION PLAN. Ditech's 1997 Stock Option Plan was adopted by the Board of Directors on February 20, 1997 and amended on November 13, 1997. The 1997 plan was approved by the stockholders on March 7, 1997. The Board authorized and reserved an aggregate of 2,000,000 shares of Ditech common stock for issuance under the 1997 plan. The 1997 plan provides for the grant of incentive stock options to employees and nonstatutory stock options to employees, directors and consultants of Ditech and its affiliates. The 1997 plan provides that it will be administered by the Board of Directors, or a committee appointed by the Board, which determines recipients and types of options to be granted, including number of shares subject to the option and the exercisability of the shares.

    The terms of stock options granted under the 1997 plan may not exceed ten years. The exercise price for a nonstatutory stock option granted under the 1997 plan cannot be less than 85% of the fair market value of the common stock on the date of the option grant and the exercise price for an incentive stock option granted under the 1997 plan cannot be less than 100% of the fair market value of the common stock on the date of the option grant. However, options granted in substitution for other options may be granted with a lower exercise price than that above. The options may, but need not, contain provisions for early exercise and the right of first refusal.

    Options granted under the 1997 plan vest at the rate specified in each optionee's option agreement. No stock option may be transferred by the optionee other than by will or the laws of descent or distribution or, for a nonstatutory stock option, upon the terms of the option agreement. An optionee whose relationship with Ditech or any affiliate ceases for any reason (other than by death or permanent and total disability) may exercise options in a period not to exceed three months following such cessation. When an optionee's relationship with Ditech and any affiliate ceases due to death or disability, options may be exercised for between six and eighteen months.

    No incentive stock option may be granted to any person who, at the time of the grant, owns (or is deemed to own) stock possessing more than 10% of the total combined voting power of Ditech or any affiliate of Ditech, unless the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant, and the term of the option does not exceed five years from the date of grant. No person shall be granted options covering more than 200,000 shares of Ditech's common stock in any calendar year.

    Upon certain changes in control of Ditech, all outstanding options under the 1997 plan shall either be assumed or substituted by the surviving entity. If the surviving entity determines not to assume, continue or substitute such options, the time during which such options may be exercised shall be accelerated. If the options are not exercised following the acceleration, the options shall terminate.

    As of July 31, 1999, options to purchase 433,637 shares of common stock were outstanding under the 1997 plan, and options to purchase 1,456,438 shares had been exercised. On October 15, 1998, the Board voted that no additional grants would be made under the 1997 plan.

    1998 STOCK OPTION PLAN. Ditech's 1998 Stock Option Plan was adopted by the Board of Directors on October 15, 1998 and approved by the stockholders on November 6, 1998. The Board authorized and reserved an aggregate of 761,375 shares of Ditech common stock for issuance under the 1998 plan. In March and April 1999 the Board of Directors and stockholders approved an amendment to the 1998 plan increasing the number of shares issuable under the 1998 plan by 166,666 shares, and made certain technical amendments to the 1998 plan in anticipation of Ditech becoming a public company.

    The 1998 plan provides for the grant of incentive stock options to employees and nonstatutory stock options to employees, directors and consultants of Ditech and our affiliates. The 1998 plan provides that it will be administered by the Board of Directors, or a committee appointed by the Board, which determines recipients and types of options to be granted, including number of shares subject to the option and the exercisability of the shares.

    The terms of stock options granted under the 1998 plan may not exceed ten years. The exercise price for a nonstatutory stock option granted under the 1998 plan cannot be less than 85% of the fair market value of the common stock on the date of the option grant and the exercise price for an incentive stock option granted under the 1998 plan cannot be less than 100% of the fair market value of the common stock on the date of the option grant. However, options granted in substitution for other options may be granted with a lower exercise price than that above. The options may, but need not, contain provisions for early exercise and the right of first refusal.

    Options granted under the 1998 plan vest at the rate specified in each optionee's option agreement. No stock option may be transferred by the optionee other than by will or the laws of descent or distribution or, for a nonstatutory stock option, upon the terms of the option agreement. An optionee whose relationship with Ditech or any affiliate ceases for any reason (other than by death or permanent and total disability) may exercise options in a period not to exceed three months following such cessation. When an optionee's relationship with Ditech and any affiliate ceases due to death or disability, options may be exercised for between six and eighteen months.

    No incentive stock option may be granted to any person who, at the time of the grant, owns (or is deemed to own) stock possessing more than 10% of the total combined voting power of Ditech or any affiliate of Ditech, unless the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant, and the term of the option does not exceed five years from the date of grant. No person shall be granted options covering more than 200,000 shares of Ditech's common stock in any calendar year

    Upon certain changes in control of Ditech, all outstanding options under the 1998 plan shall either be assumed or substituted by the surviving entity. If the surviving entity determines not to assume, continue or substitute such options, the time during which such options may be exercised shall be accelerated. If the options are not exercised following the acceleration, the options shall terminate.

    As of July 31, 1999, Ditech had granted options to purchase 507,762 shares of common stock under the 1998 plan and an additional 431,611 shares remained available for future grant. Of the options granted:

    - options to purchase 440,219 shares of common stock were outstanding;

    - options to purchase 56,211 shares had been exercised;

    - options to purchase 11,332 shares had been cancelled and became available for future grant; and

    - no options to purchase shares had been repurchased or had lapsed without being exercised.

    1999 NON-EMPLOYEE DIRECTORS' STOCK OPTION PLAN. In March and April 1999 the Board adopted, and the stockholders approved, Ditech's 1999 Non-Employee Directors' Stock Option Plan (the "Directors' Option Plan"). The Board has reserved 100,000 shares of common stock for issuance under the Director's Option Plan. Under the Directors' Option Plan

    - each new non-employee director who is elected or appointed for the first time other than at an annual meeting will automatically be granted an option to purchase that number of shares of common stock equal to 5,000 multiplied by the number of months remaining until the next succeeding annual meeting of stockholders divided by twelve; and

    - each non-employee director will automatically be granted an option to purchase 5,000 shares of common stock immediately following each annual meeting of stockholders; provided, that such grant to a non-employee director receiving such annual grant for the first time shall be 10,000 shares rather than 5,000 shares.

    Options granted under the Directors' Option Plan are granted at 100% of the fair market value of the common stock on the date of grant. Options granted under the Directors' Option Plan have a five-year term and are fully vested. The Directors' Option Plan will terminate in March 2009, unless earlier terminated by the Board of Directors.

    Upon certain changes in control of Ditech, all outstanding options under the Directors' Option Plan shall be assumed by the surviving entity or the surviving entity shall substitute similar options for such outstanding options. If the surviving entity determines not to assume such outstanding options or substitute similar options therefor, then the options will terminate if not exercised prior to such change in control.

    As of July 31, 1999, no options had been granted under the Directors' Option Plan, and 100,000 shares were reserved for future grants or purchases under the Directors' Option Plan.

    EMPLOYEE STOCK PURCHASE PLAN. In March and April 1999 the Board adopted, and the stockholders approved, Ditech's 1999 Employee Stock Purchase Plan (the "Purchase Plan") covering an aggregate 133,333 shares of common stock. The Purchase Plan is intended to qualify as an employee stock purchase plan within the meaning of Section 423 of the Code. Under the Purchase Plan, the Board may authorize participation by eligible employees, including officers, in periodic offerings following the adoption of the Purchase Plan. The offering period for any offering will be no more than 27 months.

    Employees are eligible to participate if they have been continuously employed by Ditech, or an affiliate of Ditech designated by the Board for at least three months on the commencement date of an offering or on the day after a purchase date under an offering, and are customarily scheduled to work at least 20 hours per week and for at least five months per calendar year. Such three month qualification requirement will not apply to the first offering under the Purchase Plan. Employees who participate in an offering can have up to 10% of their earnings withheld pursuant to the Purchase Plan. The amount withheld will then be used to purchase shares of the common stock on specified dates determined by the Board. The price of common stock purchased under the Purchase Plan will be equal to 85% of the lower of the fair market value of the common stock on the commencement date of each offering period or on the specified purchase date. Employees may end their participation in the offering at any time during the offering period. Participation ends automatically on termination of employment with Ditech.

    In the event of certain changes of control of Ditech, the Board has discretion to provide that each right to purchase common stock will be assumed or an equivalent right substituted by the successor corporation, or the Board may shorten the offering period and provide for all sums collected by payroll deductions to be applied to purchase stock immediately prior to the change in control. The Purchase Plan will terminate at the Board's discretion. The Board has the authority to amend or terminate the Purchase Plan, subject to the limitation that no such action may adversely affect any outstanding rights to purchase common stock.

    401(k) PLAN. We maintain a retirement and deferred savings plan for our employees that is intended to qualify as a tax-qualified plan under the Code. The 401(k) Plan provides that each participant may contribute up to a statutory limit, which was $10,000 in calendar year 1998.

EMPLOYMENT AGREEMENTS

    In September 1998, Ditech entered into an employment agreement with Timothy Montgomery to serve as Ditech's President and Chief Executive Officer at a base salary of $225,000 a year starting on November 1, 1998, with an annual discretionary bonus set by the Board and based upon specific objectives to be agreed upon by Mr. Montgomery and the Board. The employment agreement also provides that Mr. Montgomery will receive an option to purchase 133,333 shares of Ditech common stock. The employment agreement is at-will, contains a non-solicitation agreement, and provides that if Mr. Montgomery is terminated without cause, he will be paid a lump sum equal to twelve months base salary. However, if Mr. Montgomery resigns, his employment is terminated for cause, or there is a change in control of Ditech, he will receive no severance benefits. In the event of a change of control of Ditech, all of Mr. Montgomery's outstanding, unvested options will immediately become fully vested.

    In September 1998, Ditech entered into an employment agreement with Pong Lim to serve as Chairman of the Board of Directors and a Ditech employee at a base salary of $175,000 a year, with an annual bonus based on Ditech financial achievements. In addition, if the requirements tied to the bonus are met, all of Mr. Lim's remaining unvested stock options will become fully vested in September 1999. The employment agreement is at-will, contains a non-solicitation agreement and provides that if Mr. Lim is terminated for any reason before September 1999, his compensation package will be paid in full, including the bonus and accelerated vesting provisions.

    In November 1998, Ditech entered into an employment agreement with Toni Bellin to serve as Vice President of Operations at a base salary of $150,000 a year, with a guaranteed bonus of $25,000 in 1999 and an option to purchase 100,000 shares of Ditech common stock. The employment agreement is at-will, although if Ms. Bellin is terminated for other than cause or permanent disability during her first two years of service Ditech must pay Ms. Bellin's base salary for the lesser of a period of one year following the termination of her employment, or the period ending on the second anniversary of her first day of employment. Ms. Bellin received a signing bonus of $25,000, though if she severs her employment with Ditech within her first twelve months with the company she must repay $12,500 of the signing bonus.

    In April 1999, Ditech entered into an employment agreement with Marc Schwager to serve as Vice President of Marketing at a base salary of $150,000 a year, with a guaranteed bonus of $30,000 in 1999 and an option to purchase 100,000 shares of Ditech common stock. The employment agreement is at-will, although if Mr. Schwager is terminated for other than cause or permanent disability during his first year of service Ditech must pay Mr. Schwager's base salary for the period ending on the first anniversary of his first day of employment. Mr. Schwager received a signing bonus of $25,000, though if he severs his employment with Ditech within his first twelve months with the company he must repay $12,500 of the signing bonus.

                              CERTAIN TRANSACTIONS

    STOCK AND NOTE PURCHASE AGREEMENT. On March 11, 1997, Ditech completed a recapitalization. In connection with the recapitalization, Ditech entered into a Stock and Note Purchase Agreement with entities affiliated with Summit Partners (collectively, "Summit Partners") and a small group of other accredited investors. Pursuant to this agreement, Ditech issued an aggregate of 12,506,539 shares of Series A preferred stock at a purchase price of $1.00 per share or an aggregate purchase price of $12,506,539; 6,259,718 shares of Series B convertible preferred stock at a purchase price of approximately $0.86 per share or an aggregate purchase price of approximately $5,394,937; and two Class A subordinated promissory notes in the aggregate original principal amount of $8,000,000, for a total purchase price of approximately $25,901,476. Of these amounts, Summit Partners purchased 12,000,000 shares of Series A preferred stock, 5,801,475 shares of Series B preferred stock and both Class A subordinated promissory notes. Subsequent to the deal, Mr. Avis, a Managing Partner of Summit Partners, and Mr. Chung, a Principal of Summit Partners, were elected to our Board of Directors. At the closing of our initial public offering, all of the Series B preferred stock converted to common stock, and we redeemed all of the outstanding Series A preferred stock for approximately $1.14 in cash per share.

    SHAREHOLDERS AGREEMENT. Concurrent with the Stock and Note Purchase Agreement, Ditech entered into a Shareholders Agreement with the investors who were part of the Purchase Agreement, including Summit Partners, and with Kenneth
E. Jones, the founder and a current director of Ditech. The investors agreed to vote in favor of the election of certain representatives, a joint director and at least one Series B director, designated by the investors to serve as members of Ditech's Board of Directors. Messrs. Avis and Chung were elected pursuant to this provision. The restrictions under this agreement terminate upon this offering. In addition, Mr. Jones agreed to restrictions on the sale, transfer, assignment, pledge or other disposition of any interest in any of his shares, except pursuant to a public sale or a sale to Ditech which does not otherwise violate the provisions of the Purchase Agreement. The agreement provides Summit Partners with a right of first refusal should Mr. Jones elect to transfer any of his shares and also with a right to participate in any transfer of Mr. Jones' shares.

    REGISTRATION AGREEMENT. Concurrent with the Stock and Note Purchase Agreement, Ditech entered into a Registration Agreement with certain investors, including Summit Partners, pursuant to which the holders of a majority of the Series B preferred stock and the common stock held by holders of Series B preferred stock may request registration under the Securities Act of all or any portion of the shares of common stock issuable upon conversion of the Series B preferred stock and the common stock held by holders of Series B preferred stock on Form S-1, and the holders of at least 15% of the Series B preferred stock and common stock held by holders of Series B preferred stock may request registration under the Securities Act of all or any portion of their shares of Series B preferred stock and common stock held by holders of Series B preferred stock on Form S-2 or S-3.

    ESCROW AGREEMENT. Concurrent with the Stock and Note Purchase Agreement, Ditech entered into an Escrow Agreement with State Street Bank and Trust Company of California, N.A. as Escrow Agent and a group of redeeming shareholders pursuant to which Ditech authorized the redemption of 90.12% of its outstanding common stock (26,092,717 shares) in exchange for $21,485,621 in cash, 4,743,461 shares of its Series A preferred stock, valued at $1.00 per share, and 7,508,221 shares of its Series C preferred stock, valued at approximately $1.00 per share, for an aggregate redemption price of $33,737,303. Of these shares redeemed, Ditech redeemed 12,655,750 shares of common stock from two trusts and one company controlled by Mr. Jones (Seahawk Investment Trust, Seahawk Ranch Irrevocable Trust, and Western General Corporation), and 1,405,234 shares of common stock from Mr. Turner. Each of Messrs. Jones and Turner are directors of Ditech. The shares of common stock referred to above reflect a forward stock split that occurred on March 11, 1997. In April 1999 we redeemed all of our Series C preferred stock in exchange for shares of Globe Wireless, Inc. on a one-for-one basis.

    STOCK PURCHASE AGREEMENT. Concurrent with the Stock and Note Purchase Agreement, Ditech entered into a Stock Purchase Agreement with Kenneth E. Jones pursuant to which Ditech sold 8,347,437 shares of the common stock of Globe Wireless, Inc., a Delaware corporation, to Mr. Jones for an aggregate purchase price of $1,413,000.

    ASSET PURCHASE AGREEMENTS. Concurrent with the Stock and Note Purchase Agreement, Ditech entered into two Asset Purchase Agreements with entities controlled by Kenneth E. Jones. As part of the first agreement, Automated Call Processing LLC, a California limited liability company controlled by Mr. Jones, purchased assets including technical equipment, raw materials and intellectual property, from Ditech for a total of $690,000. As part of the second agreement, ACP Interactive LLC, a California limited liability company controlled by Mr. Jones, purchased assets including technical equipment, raw materials and intellectual property, from Ditech for a total of $520,000.

    Ditech believes that the foregoing transactions were in its best interests and were on terms no less favorable to Ditech than could be obtained from unaffiliated third parties.

    Ditech has entered into employment contracts with each of its Chief Executive Officer, Chairman, Vice President of Operations and Vice President of Marketing. See "Management-- Employment Agreements."

                       PRINCIPAL AND SELLING STOCKHOLDERS

    The following table sets forth certain information regarding the beneficial ownership of our common stock as of August 31, 1999, and as adjusted to reflect the sale of the common stock offered by this prospectus, by:

    - each stockholder who is known by us to own beneficially more than 5% of our common stock;

    - each of our Named Executive Officers;

    - each of our directors;

    - each selling stockholder; and

    - all of our directors and executive officers as a group.

    Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as indicated by footnote, and subject to community property laws where applicable, we believe, based on information furnished by such persons, that the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. Percentage of beneficial ownership is based on 12,243,940 shares of common stock outstanding as of August 31, 1999, and 13,243,940 shares of common stock outstanding after completion of this offering.

                                                  SHARES BENEFICIALLY OWNED                     SHARES BENEFICIALLY
                                                                              SHARES BEING        OWNED AFTER THE
                                                    PRIOR TO THE OFFERING        SOLD BY              OFFERING
                                                  --------------------------     SELLING     --------------------------
BENEFICIAL OWNER                                     NUMBER        PERCENT    STOCKHOLDERS      NUMBER        PERCENT
------------------------------------------------  -------------  -----------  -------------  -------------  -----------
Entities affiliated with Summit Partners (2)....      3,867,649        31.6%       662,794       3,204,855        24.2%

Seahawk Ranch Irrevocable Trust (3).............        758,985         6.2        130,065         628,920         4.7

Seahawk Investment Trust (3)....................        611,324         5.0        104,761         506,563         3.8

Timothy Montgomery (4)..........................        526,942         4.2         60,000         466,942         3.5

Pong Lim (5)....................................        499,998         4.1         85,683         414,315         3.1

William Tamblyn (6).............................        191,458         1.6         25,000         166,458         1.2

Toni Bellin (7).................................        100,000       *                 --         100,000       *

Serge Stepanoff (8).............................        182,808         1.3         20,000         162,808         1.2

Salim Jabr (9)..................................        266,666         2.1         36,000         230,666         1.7

Marc Schwager (10)..............................        100,000       *                 --         100,000       *

Gregory Avis (11)...............................      3,867,649        31.6        662,794       3,204,855        24.2

Peter Chung (12)................................      3,867,649        31.6        662,794       3,204,855        24.2

William Hasler..................................         66,666       *             11,424          55,242       *

Kenneth E. Jones (13)...........................      1,387,421        11.4        237,758       1,149,663         8.7

George Turner...................................        154,052         1.3         26,399         127,653         1.0

All directors and executive officers as a group
  (12 persons)(14)..............................      7,343,660        60.0      1,165,058       6,178,602        46.7

Other selling stockholders as a group (13
  stockolders)..................................        495,716         4.0         84,942         410,774         3.1

------------------------

*  Represents beneficial ownership of less than 1 percent.

(1) Assumes that the Underwriters' over-allotment option to purchase up to 337,500 shares from the selling stockholders is not exercised. If the over-allotment option is exercised in full, we expect the following selling stockholders will sell the following additional numbers of shares:

Entities affiliated with Summit Ventures.......................  201,703 shares;
Seahawk Ranch Irrevocable Trust................................  39,583 shares;
Seahawk Investment Trust.......................................  31,882 shares;
Western General Corporation (see note 13 below)................  892 shares;
Pong Lim.......................................................  26,076 shares;
William Hasler.................................................  3,477 shares;
George Turner..................................................  8,034 shares; and
Other selling stockholders as a group..........................  25,853 shares.

(2) Shares beneficially owned prior to the offering consist of 3,515,433 shares held by Summit Ventures IV, L.P., 116,262 shares held by Summit Investors III, L.P., and 235,954 shares held by Summit Subordinated Debt Fund, L.P. Summit Partners is located at 600 Atlantic Ave., Suite 2800, Boston, MA 02210-2227. Shares being sold consist of 602,436 shares by Summit Ventures IV, L.P., 19,923 shares by Summit Investors III, L.P., and 40,435 shares by Summit Subordinated Debt Fund L.P. Summit Partners IV, L.P. is the General Partner of Summit Ventures IV, L.P. and Stamps, Woodsum & Co., IV is the General Partner of Summit Partners IV, L.P. Summit Partners SD, L.P. is the General Partner of Summit Subordinated Debt Fund, L.P. and Stamps, Woodsum & Co., III is the General Partner of Summit Partners SD, L.P. The following individuals are General Partners of Stamps, Woodsum & Co., IV, Summit Investors III, L.P. and Stamps, Woodsum & Co., III, L.P.: E. Roe Stamps, IV, Stephen G. Woodsum, Martin J. Mannion, John A. Genest, Gregory M. Avis, Bruce R. Evans, Walter G. Kortschak, Thomas S. Roberts, Joseph F. Trustey and Kevin P. Mohan. As general partners, such persons may be deemed to have beneficial ownership of the shares held by Summit Ventures IV, L.P., Summit Investors III, L.P. and Summit Subordinated Debt Fund, L.P.

(3) Seahawk Investment Trust and Seahawk Ranch Irrevocable Trust are located at 550 Pilgrim Drive, Foster City, California 94404. Kenneth Jones and Signe Kim Lauridsen-Jones are trustees of the Seahawk Investment Trust and, as such, may be deemed to have beneficial ownership of the shares held by Seahawk Investment Trust. Mr. Jones and Philip E. Blake are trustees of the Seahawk Ranch Irrevocable Trust and, as such, may be deemed to have beneficial ownership of the shares held by Seahawk Ranch IrrevocableTrust.

(4) Includes 226,944 shares which may be acquired pursuant to the exercise of stock options. On August 31, 1999, 177,083 of Mr. Montgomery's shares were subject to a repurchase option in favor of Ditech.

(5) On August 31, 1999, 65,833 of Mr. Lim's shares were subject to a repurchase option in favor of Ditech. The address for Mr. Lim is c/o Ditech Corporation, 825 E. Middlefield Rd., Mountain View, CA 94043.

(6) Includes 104,877 shares which may be acquired pursuant to the exercise of stock options. On August 31, 1999, 33,804 of Mr. Tamblyn's shares were subject to a repurchase option in favor of Ditech.

(7) Consists solely of 100,000 shares which may be acquired pursuant to the exercise of stock options.

(8) Includes 162,508 shares which may be acquired pursuant to the exercise of stock options.

(9) Includes 191,667 shares which may be acquired pursuant to the exercise of stock options. On August 31, 1999, 112,499 of Mr. Jabr's shares were subject to a repurchase option in favor of Ditech.

(10) Consists solely of 100,000 shares which may be acquired pursuant to the exercise of stock options.

(11) The shares are beneficially owned by Summit Partners. Mr. Avis is a Managing Partner of Summit Partners. See footnote (1). The address for Mr. Avis is c/o Summit Partners, 600 Atlantic Ave., Suite 2800, Boston, MA 02210-2227.

(12) The shares are beneficially owned by Summit Partners. Mr. Chung is a General Partner of Summit Partners. See footnote (1). The address for Mr. Chung is c/o Summit Partners, 600 Atlantic Ave., Suite 2800, Boston, MA 02210-2227.

(13) Shares beneficially owned prior to the offering consists of 758,985 shares of common stock held by Seahawk Ranch Irrevocable Trust, of which Mr. Jones is a trustee; 611,324 shares of common stock held by Seahawk Investment Trust, of which Mr. Jones is a trustee; and 17,112 shares of common stock held by Western General Corporation, of which Mr. Jones is the president. Shares being sold consist of 130,065 shares by the Seahawk Ranch Irrevocable Trust, 104,761 shares by The Seahawk Investment Trust and 2,932 shares by Western General Corporation. The address for Mr. Jones is 550 Pilgrim Drive, Foster City, California 94404.

(14) Includes 951,829 shares that may be acquired pursuant to the exercise of stock options. See notes 1 through 12 above.

                          DESCRIPTION OF CAPITAL STOCK

    The authorized capital stock of Ditech consists of 50,000,000 shares of common stock, $0.001 par value, and 5,000,000 shares of undesignated Preferred Stock, $0.001 par value.

COMMON STOCK

    As of July 31, 1999, there were 12,223,940 shares of common stock outstanding held of record by approximately 143 stockholders. The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. The holders of common stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefore, subject to the rights of the holders of preferred stock. In the event of a liquidation, dissolution or winding up of Ditech, holders of the common stock are entitled to share ratably in all assets remaining after payment of liabilities and amounts due to the holders of preferred stock as described below. Holders of common stock have no preemptive rights and no right to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock.

PREFERRED STOCK

    The Board of Directors has the authority to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon such preferred stock, including dividend rights, conversion rights, terms of redemption, liquidation preference, sinking fund terms and the number of shares constituting any series or the designation of such series, without any further vote or action by the stockholders. The Board of Directors, without stockholder approval, can issue preferred stock with voting and conversion rights which could adversely affect the voting power of the holders of common stock. The issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of Ditech. We have no present plan to issue any shares of preferred stock.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF CHARTER DOCUMENTS AND DELAWARE LAW

    CHARTER DOCUMENTS. The Certificate of Incorporation and Bylaws include a number of provisions that may have the effect of deterring hostile takeovers or delaying or preventing changes in control or management of Ditech:

    - First, the Certificate of Incorporation provides that all stockholder actions upon completion of this offering must be effected at a duly called meeting of holders and not by a consent in writing.

    - Second, the Bylaws provide that special meetings of the holders may be called only by (1) the Chairman of the Board of Directors, (2) the Chief Executive Officer or (3) Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directors.

    - Third, the Certificate of Incorporation and the Bylaws provide for a classified Board of Directors, in which approximately one-third of the directors would be elected each year. Consequently, any potential acquiror would need to successfully complete two proxy contests in order to take control of the Board of Directors.

    - Fourth, stockholders will not be able to cumulate votes for directors (under cumulative voting, a minority stockholder holding a sufficient percentage of a class of shares may be able to ensure the election of one or more directors).

    - Fifth, the Bylaws establish procedures, including advance notice procedures with regard to the nomination of candidates for election as directors and stockholder proposals.

These provisions of the Certificate of Incorporation and Bylaws could discourage potential acquisition proposals and could delay or prevent a change in control or management of Ditech. Such provisions also may have the effect of preventing changes in the management of Ditech.

    DELAWARE TAKEOVER STATUTE. Ditech is subject to the provisions of Section 203 of the Delaware General Corporation Law ("Section 203"). In general, Section 203 prohibits a publicly-held Delaware corporation, such as Ditech upon completion of this offering, from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction pursuant to which the person became an interested stockholder, unless the business combination is approved in a manner prescribed by Delaware law. For purposes of Section 203, a "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation's voting stock.

REGISTRATION RIGHTS

    Following this offering, holders of approximately 3,615,629 shares of common stock will have registration rights pursuant to an agreement entered into with those stockholders. Following this offering, the holders of a majority of such shares of common stock may request registration under the Securities Act of all or any portion of such shares of common stock on Form S-1, and the holders of at least 15% of the common stock held by such holders may request registration under the Securities Act of all or any portion of their shares of common stock held by such holders on Form S-2 or S-3. In addition, if we propose to register any of our securities under the Securities Act, the holders of those shares of common stock are entitled, subject to certain restrictions and exceptions, to include their shares of common stock in the registration. The underwriters of any such offering have the right, in certain circumstances and subject to certain conditions, to limit the number of shares included in the offering. We are required to bear all registration and selling expenses (other than underwriters' discounts and commissions) in any such offering.

TRANSFER AGENT AND REGISTRAR

    Norwest Bank Minnesota N.A. has been appointed as the transfer agent and registrar for Ditech's common stock.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Future sales of substantial amounts of common stock in the public market could adversely affect the market price of the common stock prevailing from time to time. Furthermore, since not all of our shares will be available for sale shortly after this offering because of certain contractual and legal restrictions on resale described below, sales of substantial amounts of our common stock in the public market after the restrictions lapse could adversely affect the prevailing market price and the ability of Ditech to raise equity capital in the future.

    Upon completion of this offering, based on the number of shares outstanding as of July 31, 1999, Ditech will have outstanding an aggregate of 13,223,940 shares of common stock assuming:

    - the issuance by Ditech of the shares of common stock offered hereby;

    - no exercise of exercisable options to purchase 873,856 shares of common stock; and

    - no exercise of the Underwriters' over-allotment option to purchase 337,500 shares of common stock.

    Of these shares, 5,700,000 shares, including the 1,000,000 shares sold by us in this offering, will be freely tradable without restriction or further registration under the Securities Act, except for shares held by "affiliates" of Ditech as that term is defined in Rule 144 under the Securities Act (whose sales would be subject to certain limitations and restrictions described below) and the regulations promulgated thereunder.

    The remaining 7,523,940 shares held by officers, directors, employees, consultants and other stockholders of Ditech were sold by Ditech in reliance on exemptions from registration requirements of the Securities Act and are "restricted securities" within the meaning of Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 promulgated under the Securities Act, which rules are summarized below. As a result of and subject to the provisions of the lock-up agreements described below and the provisions of Rules 144 and 701, additional shares may be available for sale in the public market as follows, subject to the restrictions imposed by the federal securities laws on sales by affiliates:

    - 951,705 shares will become available for sale on December 7, 1999 upon the expiration of lock-up agreements with our underwriters entered into in connection with our initial public offering, subject to the restrictions imposed by the federal laws on sales by affiliates;

    - 6,144,947 restricted securities will be eligible for sale 90 days after the date of this prospectus upon expiration of the lock-up agreements referred to below entered into in connection with this offering;

    - 182,859 shares may become available for sale at various times after December 6, 1999 upon the expiration of lock-up agreements with our underwriters entered into in connection with our initial public offering as Ditech's repurchase option on such shares lapses; and

    - an additional 244,429 shares may become available for sale at various times after the 90 days following the date of this prospectus as Ditech's repurchase option on such shares lapses.

An additional 232,181 shares may be eligible for sale after December 7, 1999 upon the exercise of stock options and additional shares may become available at various times thereafter as outstanding options vest and are exercised. In order to sell shares of common stock under Rule 144, the shares must be held for a period longer than one year prior to such sale.

    The stockholders and optionholders of Ditech agreed with the representatives of the underwriters in connection with our initial public offering that they will not, until December 7, 1999, directly or indirectly, offer, sell, contract to sell or grant any option to sell or otherwise dispose of, directly or indirectly, any shares of common stock or securities convertible into or exchangeable for, or any rights to purchase or acquire, common stock, without the prior written consent of Deutsche

Bank Securities Inc. In addition, certain stockholders and optionholders agreed with the representatives of the underwriters in this offering that, for a period of 90 days after the date of this prospectus, that they will not, directly or indirectly, offer, sell, contract to sell or grant any option to sell or otherwise dispose of, directly or indirectly, any shares of common stock or securities convertible into or exchangeable for, or any rights to purchase or acquire, common stock, without the prior written consent of Deutsche Bank Securities Inc., in its sole discretion and at any time without notice, may release all or any portion of the securities subject to these lock-up agreements. Deutsche Bank Securities Inc. has indicated that it intends to waive the lock-up restrictions with respect to an aggregate of 335,737 shares held by stockholders who are not selling stockholders, including shares which are issuable upon exercise of stock options, over the 30 days following the date of this prospectus. If Deutsche Bank Securities Inc. releases securities subject to the lock-up agreements, these securities will be available for sale prior to the expiration of these restrictive periods. Ditech has agreed that it will not, without the prior written consent of Deutsche Bank Securities Inc., offer, sell or otherwise dispose of any shares of common stock, options to acquire shares of common stock or securities exchangeable for or convertible into shares of common stock during the 90-day period following the date of this prospectus, except that Ditech may issue shares upon the exercise of options granted prior to the date hereof, and may grant additional options under its stock option plans, provided that, without the prior written consent of Deutsche Bank Securities Inc., such additional options shall not be exercisable during such 90-day period.

    In general, under Rule 144 as currently in effect, an affiliate of Ditech, or person (or persons whose shares are aggregated) who has beneficially owned restricted securities that were not acquired from Ditech or an affiliate of Ditech within the previous one year, will be entitled to sell in any three-month period a number of shares that does not exceed the greater of:

    - 1% (approximately 132,239 shares immediately after this offering) of the then outstanding shares of Ditech's common stock; or

    - the average weekly trading volume of Ditech's common stock in the Nasdaq National Market during the four calendar weeks immediately preceding the date on which notice of the sale is filed with the Commission.

Sales pursuant to Rule 144 are subject to certain requirements relating to manner of sale, notice and availability of current public information about Ditech. A person (or person whose shares are aggregated) who is not deemed to have been an affiliate of Ditech at any time during the 90 days immediately preceding the sale and who beneficially owns restricted securities is entitled to sell such shares pursuant to Rule 144(k) without regard to the limitations described above; provided that at least two years have elapsed since the later of the date the shares were acquired from Ditech or from an affiliate of Ditech.

    An employee, officer or director of or consultant to Ditech who purchased or was awarded shares or options to purchase shares pursuant to a written compensatory plan or contract is entitled to rely on the resale provisions of Rule 701 under the Securities Act, which permits affiliates and non-affiliates to sell their Rule 701 shares without having to comply with Rule 144's holding period restrictions. In addition, non-affiliates may sell Rule 701 shares without complying with public information, volume and notice provisions of Rule 144.

    We filed a registration statement under the Securities Act registering shares of common stock reserved for issuance under our stock option and employee stock purchase plans, thus permitting the resale of such shares by non-affiliates in the public market without restriction under the Securities Act. Such registration statement became effective immediately upon filing.

                                  UNDERWRITING

    Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representatives, Deutsche Bank Securities Inc., BancBoston Robertson Stephens Inc. and Hambrecht & Quist LLC, have severally agreed to purchase from Ditech and the selling stockholders the following respective number of shares of common stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus:

                                                                                 NUMBER
UNDERWRITER                                                                    OF SHARES
----------------------------------------------------------------------------  ------------
Deutsche Bank Securities Inc................................................
BancBoston Robertson Stephens Inc...........................................
Hambrecht & Quist LLC.......................................................
                                                                              ------------
    Total...................................................................     2,250,000
                                                                              ------------
                                                                              ------------

    The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent and that the underwriters will purchase all shares of the common stock offered hereby if any of such shares are purchased.

    The underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover page of this prospectus and
to dealers at a price that represents a concession not in excess of $      per
share under the public offering price. The underwriters may allow and these
dealers may reallow a concession not more than $      per share to other
dealers. After this public offering of the shares, the offering price and other selling terms may be changed by the representatives of the underwriters.

    Certain selling stockholders have granted to the underwriters an option, exercisable no later than 30 days after the date of this prospectus, to purchase up to 337,500 additional shares of common stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. To the extent that the underwriters exercise such option, each of the underwriters will have a firm commitment to purchase approximately the same percentage of such additional shares as the number set forth next to such underwriter's name in the above table bears to the total number of shares of common stock offered hereby. The underwriters may exercise such option only to cover over-allotments made in connection with the sale of common stock offered by this prospectus. If any additional shares of common stock are purchased, the underwriters will offer such additional shares on the same terms as those on which the 2,250,000 shares are being offered.

    The following table summarizes the compensation to be paid to the underwriters by Ditech and the selling stockholders:

                                                                                                TOTAL
                                                                                   --------------------------------
                                                                                       WITHOUT           WITH
                                                                       PER SHARE   OVER-ALLOTMENT   OVER-ALLOTMENT
                                                                      -----------  ---------------  ---------------
Underwriting discounts and commissions paid by:
  Ditech............................................................   $            $                $
  Selling stockholders..............................................   $            $                $

    Ditech and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect thereof.

    Ditech and its officers and directors and certain stockholders have agreed not to offer, sell or otherwise dispose of any shares of common stock for a period of 90 days after the date of this prospectus without the prior written consent of Deutsche Bank Securities Inc. Such consent may be given at any time without any public notice.

    In connection with this offering, certain underwriters may engage in passive market making transactions in the common stock on the Nasdaq National Market immediately prior to the commencement of sales in this offering in accordance with Rule 103 of Regulation M. Passive market making consists of displaying bids on the Nasdaq National Market limited by the bid prices of independent market makers and making purchases limited by such prices and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the common stock during a specified period and must be discontinued when such limit is reached. Passive market making may stabilize the market price of the common stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

    We and the selling stockholders have been advised by the representatives of the underwriters that during and after this offering, subject to applicable limitations, the underwriters may purchase and sell common stock in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with this offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the common stock; and syndicate short positions involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase from us in this offering. The underwriters also may impose penalty bids, whereby selling concessions allowed to the syndicate members or other broker-dealers in respect of the common stock sold in this offering for their account may be reclaimed by the syndicate if such securities are repurchased by the syndicate in stabilizing or short-covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the common stock, which may be higher than the price that might otherwise prevail in the open market. These transactions may be effected on the Nasdaq National Market or otherwise and these activities, if commenced, may be discontinued at any time.

    The representatives of the underwriters have informed us that the underwriters do not intend to confirm orders to any account over which they exercise discretionary authority.

    We estimate that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $540,000.

    We are obligated to pay interest under a credit agreement with and granted a security interest in our assets to BankBoston, N.A., an affiliate of BancBoston Robertson Stephens Inc., a representative of the underwriters. We are also obligated to pay rent to BancBoston Leasing Inc., also an affiliate of BancBoston Robertson Stephens Inc., pursuant to a lease line of credit.

                                 LEGAL MATTERS

    The validity of the issuance of the common stock offered hereby will be passed upon for Ditech by Cooley Godward LLP, Palo Alto, California. Attorneys of Cooley Godward LLP beneficially own 2,300 shares of our common stock. Certain legal matters in connection with the offering will be passed upon for the underwriters by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

                                    EXPERTS

    The financial statements of Ditech as of April 30, 1998 and 1999, and for each of the three years in the period ended April 30, 1999, appearing in this prospectus and registration statement have been audited by and have been included herein in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                             CHANGE IN ACCOUNTANTS

    In April 1998, Ditech's Board of Directors determined to change its accountants and approved the engagement of PricewaterhouseCoopers LLP (formerly Coopers & Lybrand LLP) to replace the former accountants as Ditech's principal accountants. Prior to and as of PricewaterhouseCoopers' appointment, there were no disagreements with the former accountants during the two years ended April 30, 1997 or during the subsequent interim period preceding their replacement on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedures which, if not resolved to the former accountants' satisfaction, would have caused them to make reference to the matter in their report. The former accountants issued an unqualified opinion on the financial statements of Ditech as of and for the two years ended April 30, 1997. The former accountants' report does not cover any of the financial statements of Ditech included in this Prospectus. Ditech did not consult with PricewaterhouseCoopers LLP on any accounting or financial reporting matters in the periods prior to their appointment.

                             ADDITIONAL INFORMATION

    We have filed with the Securities and Exchange Commission, Washington, D.C. 20549, a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock being offered. This prospectus does not contain all the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to Ditech and our common stock, we refer you to the registration statement and to the exhibits and schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete, and in each instance we refer you to the copy of such contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference. A copy of the registration statement and any other document we file with the SEC may be inspected and copied by anyone at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants, such as Ditech, that file electronically with the SEC. The address of the site is http://www.sec.gov.

    We intend to furnish to our stockholders annual reports containing audited financial statements certified by an independent public accounting firm and quarterly reports containing unaudited interim financial information for each of the first three fiscal quarters of each fiscal year of Ditech.

                       DITECH COMMUNICATIONS CORPORATION
                         INDEX TO FINANCIAL STATEMENTS

                                                                                           PAGE
                                                                                        -----------
Report of Independent Accountants.....................................................         F-2

Balance Sheets........................................................................         F-3

Statements of Operations..............................................................         F-4

Statements of Stockholders' Equity (Deficit)..........................................         F-5

Statements of Cash Flows..............................................................         F-6

Notes to Financial Statements.........................................................         F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Ditech Communications Corporation:

    In our opinion, the accompanying balance sheets and the related statements of operations, stockholders' equity (deficit) and cash flows present fairly, in all material respects, the financial position of Ditech Communications Corporation at April 30, 1998 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended April 30, 1999, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PRICEWATERHOUSECOOPERS LLP

May 21, 1999
San Jose, California

                       DITECH COMMUNICATIONS CORPORATION

                                 BALANCE SHEETS

                                 (IN THOUSANDS)

                                                                                      APRIL 30,         JULY 31,
                                                                                 --------------------  -----------
                                                                                   1998       1999        1999
                                                                                 ---------  ---------  -----------
                                                                                                       (UNAUDITED)
                                    ASSETS

Current assets:
  Cash and cash equivalents....................................................  $   3,433  $   3,114   $   8,126
  Accounts receivable, net of allowance for doubtful accounts of $30 and $100
   at April 30, 1998 and 1999 and $100 at July 31, 1999........................      2,190      3,068       3,598
  Inventories..................................................................      2,163      4,606       4,549
  Deferred income taxes........................................................        473        575         706
  Other current assets.........................................................         89         88         301
  Income taxes receivable......................................................        142         --          --
                                                                                 ---------  ---------  -----------
    Total current assets.......................................................      8,490     11,451      17,280
Property and equipment, net....................................................      1,228      1,538       1,706
Investment in preferred stock..................................................      7,508         --          --
Other assets...................................................................         48      1,341       3,702
                                                                                 ---------  ---------  -----------
    Total assets...............................................................  $  17,274  $  14,330   $  22,688
                                                                                 ---------  ---------  -----------
                                                                                 ---------  ---------  -----------
                                  LIABILITIES

Current liabilities:
  Note payable, current portion................................................  $     563  $   1,125   $      --
  Accounts payable.............................................................      1,212      2,559       2,306
  Accrued expenses.............................................................        892      1,454       1,346
  Deferred revenue.............................................................         --        531         416
  Income taxes payable.........................................................         --        417       1,138
  Obligations under capital lease, current portion.............................         41         61          63
                                                                                 ---------  ---------  -----------
    Total current liabilities..................................................      2,708      6,147       5,269
Deferred income taxes..........................................................         91          4          14
Note payable, net of current portion...........................................      7,313      6,188          --
Obligations under capital lease, net of current portion........................         97         76          60
                                                                                 ---------  ---------  -----------
    Total liabilities..........................................................     10,209     12,415       5,343
                                                                                 ---------  ---------  -----------
Commitments and contingencies (Note 6)
Redeemable preferred stock:
  Series A preferred stock, $0.001 par value, 17,250 shares authorized, issued and outstanding at April 30, 1998 and 1999, no shares at July 31, 1999
   (Liquidation value: $19,579 at April 30, 1999)..............................     18,100     19,241          --
  Series B convertible preferred stock, $0.001 par value, 6,260 shares authorized, issued and outstanding at April 30, 1998 and 1999, no shares at
   July 31, 1999
   (Liquidation value: $6,123 at April 30, 1999)...............................      5,661      6,017          --
  Series C preferred stock, $0.001 par value, 7,508 shares authorized, issued and outstanding actual at April 30, 1998 and no shares at April 30 and July
   31, 1999....................................................................      7,361         --          --
                                                                                 ---------  ---------  -----------
    Total redeemable preferred stock...........................................     31,122     25,258          --
                                                                                 ---------  ---------  -----------
                             STOCKHOLDERS' DEFICIT

Common stock, $0.001 par value: 50,000 shares authorized and 3,080 and 4,594 shares issued and outstanding at April 30, 1998 and 1999, and 12,224 shares
  at July 31, 1999.............................................................          3          5          12
Deferred stock compensation....................................................         --     (1,229)     (1,147)
Additional paid in capital.....................................................         75      3,085      43,083
Accumulated deficit............................................................    (24,135)   (25,204)    (24,603)
                                                                                 ---------  ---------  -----------
    Total stockholders' equity (deficit).......................................    (24,057)   (23,343)     17,345
                                                                                 ---------  ---------  -----------
  Total liabilities, redeemable preferred stock and stockholders' equity
   (deficit)...................................................................  $  17,274  $  14,330   $  22,688
                                                                                 ---------  ---------  -----------
                                                                                 ---------  ---------  -----------

   The accompanying notes are an integral part of these financial statements

                       DITECH COMMUNICATIONS CORPORATION

                            STATEMENTS OF OPERATIONS

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                  YEARS ENDED APRIL 30,             JULY 31,
                                                             -------------------------------  --------------------
                                                               1997       1998       1999       1998       1999
                                                             ---------  ---------  ---------  ---------  ---------
                                                                                                  (UNAUDITED)
                                                                                              --------------------
Revenue....................................................  $  14,066  $  12,326  $  25,364  $   5,124  $   9,771
Cost of goods sold.........................................      6,790      5,651     11,858      2,408      4,139
                                                             ---------  ---------  ---------  ---------  ---------
  Gross profit.............................................      7,276      6,675     13,506      2,716      5,632
                                                             ---------  ---------  ---------  ---------  ---------
Operating expenses:
  Sales and marketing......................................      1,521      2,405      5,759      1,285      1,735
  Research and development.................................      1,072      2,367      3,860        848      1,141
  General and administrative...............................        714      1,279      2,399        441        858
                                                             ---------  ---------  ---------  ---------  ---------
  Total operating expenses.................................      3,307      6,051     12,018      2,574      3,734
                                                             ---------  ---------  ---------  ---------  ---------
Income from operations.....................................      3,969        624      1,488        142      1,898
                                                             ---------  ---------  ---------  ---------  ---------
Other income (expense):
  Interest income..........................................         21        175        202         49         63
  Interest expense.........................................       (125)      (768)      (702)      (181)      (172)
                                                             ---------  ---------  ---------  ---------  ---------
    Total other income (expense)...........................       (104)      (593)      (500)      (132)      (109)
                                                             ---------  ---------  ---------  ---------  ---------
    Income from continuing operations before income
     taxes.................................................      3,865         31        988         10      1,789
Provision for income taxes.................................      1,522         24        413          4        750
                                                             ---------  ---------  ---------  ---------  ---------
Income from continuing operations..........................      2,343          7        575          6      1,039
Discontinued operations:
  Loss from operations (net of income tax benefits of
   $1,037).................................................     (2,751)        --         --         --         --
  Gain on disposal (net of income tax benefit of $364).....      2,843         --         --         --         --
                                                             ---------  ---------  ---------  ---------  ---------
Net income.................................................      2,435          7        575          6      1,039
Accretion of mandatorily redeemable preferred stock to
  redemption value.........................................        187      1,374      1,497        362         99
                                                             ---------  ---------  ---------  ---------  ---------
Net income (loss) attributable to common stockholders......  $   2,248  $  (1,367) $    (922) $    (356) $     940
                                                             ---------  ---------  ---------  ---------  ---------
                                                             ---------  ---------  ---------  ---------  ---------
Per share data
  Basic
    Income from continuing operations......................  $    0.09  $   (0.45) $   (0.26) $   (0.11) $    0.11
    Discontinued operations................................       0.00         --         --         --         --
                                                             ---------  ---------  ---------  ---------  ---------
    Net income (loss) per share............................  $    0.09  $   (0.45) $   (0.26) $   (0.11) $    0.11
                                                             ---------  ---------  ---------  ---------  ---------
                                                             ---------  ---------  ---------  ---------  ---------
  Diluted
    Income from continuing operations......................  $    0.09  $   (0.45) $   (0.26) $   (0.11) $    0.08
    Discontinued operations................................       0.00         --         --         --         --
                                                             ---------  ---------  ---------  ---------  ---------
    Net income (loss) per share............................  $    0.09  $   (0.45) $   (0.26) $   (0.11) $    0.08
                                                             ---------  ---------  ---------  ---------  ---------
                                                             ---------  ---------  ---------  ---------  ---------
Number of shares used in per share calculations
  Basic....................................................     24,772      3,061      3,566      3,269      8,359
                                                             ---------  ---------  ---------  ---------  ---------
                                                             ---------  ---------  ---------  ---------  ---------
  Diluted..................................................     25,224      3,061      3,566      3,269     11,251
                                                             ---------  ---------  ---------  ---------  ---------
                                                             ---------  ---------  ---------  ---------  ---------

   The accompanying notes are an integral part of these financial statements

                       DITECH COMMUNICATIONS CORPORATION

                  STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                                 (IN THOUSANDS)

                                               COMMON STOCK            NOTES                       ADDITIONAL
                                          ----------------------  RECEIVABLE FROM  DEFERRED STOCK    PAID IN     ACCUMULATED
                                           SHARES      AMOUNT      STOCKHOLDERS     COMPENSATION     CAPITAL       DEFICIT
                                          ---------  -----------  ---------------  --------------  -----------  -------------
BALANCES, MAY 1, 1996...................     27,903   $      28      $     (87)              --     $   9,610    $    (1,379)
Exercise of stock options...............      1,050           1             --               --           154             --
Tax benefit on exercise of stock
  options...............................         --          --             --               --           307             --
Collection of stockholder notes
  receivable............................         --          --             87               --            --             --
Repurchase of common stock..............    (26,093)        (29)            --               --       (10,071)       (23,637)
Accretion for dividend on Series A and B
  redeemable preferred stock............         --          --             --               --            --           (187)
Net income..............................         --          --             --               --            --          2,435
                                          ---------       -----          -----     --------------  -----------  -------------
BALANCES, APRIL 30, 1997................      2,860          --             --               --            --        (22,768)
Exercise of stock options...............        153           2             --               --            21             --
Issuance of common stock................         67           1             --               --            54             --
Accretion for dividend on Series A and B
  redeemable preferred stock............         --          --             --               --            --         (1,374)
Net income..............................         --          --             --               --            --              7
                                          ---------       -----          -----     --------------  -----------  -------------
BALANCES, APRIL 30, 1998................      3,080           3             --               --            75        (24,135)
Exercise of stock options...............      1,349           1             --               --           910             --
Issuance of common stock................        167           1             --               --           739             --
Repurchase of common stock..............         (2)         --             --               --            (2)            --
Accretion for dividend on Series A and B
  redeemable preferred stock............         --          --             --               --            --         (1,497)
Redemption of Series C preferred
  stock.................................         --          --             --               --            --           (147)
Tax benefit on exercise of stock
  options...............................         --          --             --               --            43             --
Deferred compensation on issuance of
  stock options.........................         --          --             --       $   (1,320)        1,320             --
Amortization of deferred stock
  compensation..........................         --          --             --               91            --             --
Net income..............................         --          --             --                             --            575
                                          ---------       -----          -----     --------------  -----------  -------------
BALANCES, APRIL 30, 1999................      4,594           5             --           (1,229)        3,085        (25,204)
Exercise of stock options...............         10          --             --               --             8             --
Issuance of common stock, net of
  issuance costs........................      3,450           3             --               --        33,956             --
Repurchase of common stock..............         (3)         --             --               --            (3)            --
Accretion for dividend on Series A and
  Series B redeemable preferred stock...         --          --             --               --            --            (99)
Redemption of Series A preferred
  stock.................................         --          --             --               --            --           (339)
Conversion of Series B preferred
  stock.................................      4,173           4             --               --         6,037             --
Amortization of deferred stock
  compensation..........................         --          --             --               82            --             --
Net income..............................         --          --             --               --            --          1,039
                                          ---------       -----          -----     --------------  -----------  -------------
Balances, July 31, 1999 (unaudited).....     12,224   $      12      $      --       $   (1,147)    $  43,083    $   (24,603)
                                          ---------       -----          -----     --------------  -----------  -------------
                                          ---------       -----          -----     --------------  -----------  -------------


                                            TOTAL
                                          ----------
BALANCES, MAY 1, 1996...................  $    8,172
Exercise of stock options...............         155
Tax benefit on exercise of stock
  options...............................         307
Collection of stockholder notes
  receivable............................          87
Repurchase of common stock..............     (33,737)
Accretion for dividend on Series A and B
  redeemable preferred stock............        (187)
Net income..............................       2,435
                                          ----------
BALANCES, APRIL 30, 1997................     (22,768)
Exercise of stock options...............          23
Issuance of common stock................          55
Accretion for dividend on Series A and B
  redeemable preferred stock............      (1,374)
Net income..............................           7
                                          ----------
BALANCES, APRIL 30, 1998................     (24,057)
Exercise of stock options...............         911
Issuance of common stock................         740
Repurchase of common stock..............          (2)
Accretion for dividend on Series A and B
  redeemable preferred stock............      (1,497)
Redemption of Series C preferred
  stock.................................        (147)
Tax benefit on exercise of stock
  options...............................          43
Deferred compensation on issuance of
  stock options.........................          --
Amortization of deferred stock
  compensation..........................          91
Net income..............................         575
                                          ----------
BALANCES, APRIL 30, 1999................     (23,343)
Exercise of stock options...............           8
Issuance of common stock, net of
  issuance costs........................      33,959
Repurchase of common stock..............          (3)
Accretion for dividend on Series A and
  Series B redeemable preferred stock...         (99)
Redemption of Series A preferred
  stock.................................        (339)
Conversion of Series B preferred
  stock.................................       6,041
Amortization of deferred stock
  compensation..........................          82
Net income..............................       1,039
                                          ----------
Balances, July 31, 1999 (unaudited).....  $   17,345
                                          ----------
                                          ----------

   The accompanying notes are an integral part of these financial statements

                       DITECH COMMUNICATIONS CORPORATION

                            STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                                                                       THREE MONTHS ENDED
                                                                          YEARS ENDED APRIL 30,             JULY 31,
                                                                     -------------------------------  --------------------
                                                                       1997       1998       1999       1998       1999
                                                                     ---------  ---------  ---------  ---------  ---------
                                                                                                          (UNAUDITED)
Cash flows from operating activities:
  Net income.......................................................  $   2,435  $       7  $     575  $       6  $   1,039
  Adjustments to reconcile net income to net cash provided by (used
   in) operating activities:
    Loss from discontinued operations..............................      2,751         --         --         --         --
    Gain on disposal of discontinued operations....................     (2,843)        --         --         --         --
    Depreciation and amortization..................................         68        175        482         86        350
    Increase (decrease) in provision for doubtful accounts.........         75        (45)        70         --         --
    Loss on disposal of property and equipment.....................          1         --         34         --         --
    Deferred income taxes..........................................       (142)       (18)      (189)        --       (121)
    Amortization of deferred stock compensation....................         --         --         91         --         82
    Change in assets and liabilities:
      Accounts receivable..........................................        749         58       (948)      (829)      (530)
      Inventories..................................................       (562)      (503)    (2,443)      (999)        57
      Other current assets.........................................        (69)       (58)         1        (22)      (213)
      Income taxes receivable/payable..............................       (848)       705        602          4        721
      Accounts payable.............................................         80       (177)     1,347      1,029       (253)
      Accrued expenses and other...................................       (455)      (246)       562       (264)      (108)
      Deferred revenue.............................................         --         --        531      1,502       (115)
                                                                     ---------  ---------  ---------  ---------  ---------
        Net cash provided by (used in) operating activities of
         continuing operations.....................................      1,240       (102)       715        513        909
                                                                     ---------  ---------  ---------  ---------  ---------
Cash flows from investing activities:
  Proceeds from sales of discontinued operations...................      2,623         --         --         --         --
  Purchases of property and equipment..............................       (289)      (823)      (698)      (123)      (288)
  Other assets.....................................................         --         --       (634)        (4)    (3,009)
  Maturity (purchase) of investments...............................        293        221         --         --         --
                                                                     ---------  ---------  ---------  ---------  ---------
    Net cash provided by (used in) investing activities of
     continuing operations.........................................      2,627       (602)    (1,332)      (127)    (3,297)
                                                                     ---------  ---------  ---------  ---------  ---------
Cash flows from financing activities:
  Issuance of note payable.........................................         --      8,000         --         --         --
  Issuance of subordinated promissory notes........................      8,000         --         --         --         --
  Collection of notes receivable from stockholders.................         87         --         --         --         --
  Repayment of subordinated promissory notes.......................         --     (8,000)        --         --         --
  Repurchase of common stock.......................................    (21,486)        --         (2)        --         (3)
  Principal payments on note payable...............................         --       (125)      (563)      (125)    (7,313)
  Principal payments under capital lease obligations...............         --        (15)       (48)       (23)       (14)
  Proceeds from issuance of preferred stock........................     17,901         --         --         --         --
  Redemption Series A preferred stock..............................         --         --         --         --    (19,655)
  Proceeds from issuance of common stock...........................         --         55         --         --     34,377
  Proceeds from exercise of stock options..........................        155         23        911        230          8
                                                                     ---------  ---------  ---------  ---------  ---------
    Net cash provided by (used in) financing activities of
     continuing operations.........................................      4,657        (62)       298         82      7,400
                                                                     ---------  ---------  ---------  ---------  ---------
Net cash used in discontinued operations...........................     (4,856)        --         --         --         --
                                                                     ---------  ---------  ---------  ---------  ---------
Net increase (decrease) in cash and cash equivalents...............      3,668       (766)      (319)       468      5,012
Cash and cash equivalents, beginning of period.....................        531      4,199      3,433      3,433      3,901
                                                                     ---------  ---------  ---------  ---------  ---------
Cash and cash equivalents, end of period...........................  $   4,199  $   3,433  $   3,114  $   3,114  $   8,126
                                                                     ---------  ---------  ---------  ---------  ---------
                                                                     ---------  ---------  ---------  ---------  ---------

   The accompanying notes are an integral part of these financial statements

                       DITECH COMMUNICATIONS CORPORATION

                         NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION AND NATURE OF BUSINESS

    Ditech Communications Corporation (formerly Automated Call Processing Corporation) (the "Company") is a Delaware corporation that reincorporated from a California corporation in April 1999. The Company designs, develops and markets echo cancellation equipment and optical communications products for use in building and expanding telecommunications and cable communications networks. The Company has established a direct sales force that sells its products in the U.S. and internationally. The Company operates in one business segment.

    Effective March 11, 1997, the Company sold its operations doing business as Automated Call Processing Corporation ("ACP") and its wholly owned subsidiary, Globe Wireless ("GW") and subsequently merged with its wholly owned subsidiary, Ditech Corporation and renamed the Company. The operations of ACP and GW have been presented as discontinued operations in the financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    REVENUE RECOGNITION

    The Company recognizes revenue when a product has been shipped, no material vendor obligations remain outstanding and collection of the resulting receivable is probable. In the event that revenue recognition is deferred due to uncertainty about collectibility or the existence of a material vendor obligation such as installation, the revenue is recognized when the uncertainty is removed and/or the vendor obligation is fulfilled.

    WARRANTIES

    The Company's products are warranted for one to five years. A provision for the estimated future cost of warranty is made at the time a sale is recorded.

    RESEARCH AND DEVELOPMENT

    Research and development costs are expensed as incurred.

    CASH AND CASH EQUIVALENTS

    The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Management believes that the financial institutions in which it maintains such deposits are financially sound and, accordingly, minimal credit risk exists with respect to these deposits. Cash and cash equivalents are held by two major U.S. financial institutions.

                       DITECH COMMUNICATIONS CORPORATION

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    FAIR VALUE OF FINANCIAL INSTRUMENTS

    Carrying amounts of certain of the Company's financial instruments, including cash and cash equivalents, investments, accounts receivable, accounts payable and note payable are considered to approximate fair value based upon comparable market information available at the respective balance sheet dates.

    INVENTORIES

    Inventories are stated at the lower of cost or market. Cost is determined by using the first-in, first-out ("FIFO") method. Appropriate consideration is given to obsolescence, excessive levels, deterioration and other factors in evaluating net realizable value.

    PROPERTY AND EQUIPMENT

    Property and equipment are stated at cost and are depreciated using the straight-line method over their estimated useful lives ranging from three to five years or, in the case of leasehold improvements, the lease period, if shorter. Upon disposal, the assets and related accumulated depreciation are removed from the Company's accounts, and the resulting gains or losses are reflected in the statements of operations.

    CERTAIN RISKS AND CONCENTRATIONS

    The Company's products are concentrated in the telecommunications component industry, which is highly competitive and rapidly changing. Revenues for the Company's products are concentrated with a relatively limited number of customers. During the year ended April 30, 1997, two customers accounted for 65% (54% and 11%) of net revenues. During the year ended April 30, 1998, three customers accounted for 67% (42%, 14%, and 11%) of net revenues. During the year ended April 30, 1999, one customer accounted for 42% of net revenues. Net revenues from customers outside the United States, which were denominated in U.S. dollars, were 10%, 6% and 13% in 1997, 1998 and 1999, respectively. The Company's accounts receivable was concentrated with one customer at April 30, 1998 (representing 75% of receivables) and four customers at April 30, 1999 (representing 25%, 12%, 12% and 10% of receivables).

    A significant component of one of the Company's products is purchased from a sole vendor. If the Company was unable to obtain the component at prices reasonable to the Company, it would experience delays in redesigning the product to function with a component from an alternative supplier. The Company relies on two manufacturers for a majority of the Company's products. The Company may experience delays if it were to shift production to an alternative vender.

    INCOME TAXES

    Income taxes are accounted for under the liability method. Under this method, deferred income taxes are recognized for temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

                       DITECH COMMUNICATIONS CORPORATION

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    UNAUDITED INTERIM FINANCIAL INFORMATION

    The accompanying financial statements at July 31, 1999 and for the three months ended July 31, 1999 and 1998, together with the related notes, are unaudited but include all adjustments (consisting only of normal recurring adjustments) which, in the opinion of management, are necessary for a fair presentation, in all material respects, of the financial position and the operating results and cash flows for the interim date and periods presented. Results for the interim period ended July 31, 1999 are not necessarily indicative of results for the entire fiscal year or future periods.

    PRINCIPALS OF CONSOLIDATION

    In fiscal year 1997, the Company's financial statements included the accounts of the Company and its two subsidiaries. Intercompany transactions and balances were eliminated in consolidation. See Note 3 for discussion on discontinued operations presentation for ACP and GW.

    COMPREHENSIVE INCOME

    The Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("FAS 130"). FAS 130 establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. There was no difference between the Company's net income and its total comprehensive income for 1997, 1998 and 1999.

    ACCOUNTING FOR STOCK-BASED COMPENSATION

    As prescribed by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-based Compensation," ("SFAS 123"), the Company accounts for grants of equity instruments to employees using the intrinsic value method described in Accounting Practice Bulletin No. 25, "Accounting for Stock Issued to Employees," ("APB 25"). All other grants are accounted for using the fair value method described in FAS 123, with appropriate compensation expense recognition in the statement of operations, where significant.

    RECENT ACCOUNTING PRONOUNCEMENTS

    In March 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" (SOP 98-1). This standard requires companies to capitalize qualifying computer software costs which are incurred during the application's development stage and amortize them over the software's estimated useful life. SOP 98-1 is effective for fiscal years beginning after December 15, 1998. The Company is currently evaluating the impact of SOP 98-1 on its financial statements and related disclosures.

    EARNINGS PER SHARE

    Basic earnings per share is calculated based on the weighted average number of shares of common stock outstanding during the period less shares subject to repurchase, which are considered contingently issuable shares. Diluted earnings per share is calculated based on the

                       DITECH COMMUNICATIONS CORPORATION

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) weighted average number of shares of common stock and common stock equivalents outstanding, including the dilutive effect of stock options, using the treasury stock method, common stock subject to repurchase and the assumed conversion of all outstanding shares of Series B preferred stock.

    A reconciliation of the numerator and denominator used in the calculation of the historical basic and diluted net income (loss) per share follows (in thousands, except per share amounts):

                                                                             YEARS ENDED APRIL 30,
                                                                        --------------------------------
                                                                           1997       1998       1999
                                                                        ----------  ---------  ---------
Historical net income (loss) per share, basic and diluted:
Basic:
  Net income..........................................................  $    2,435  $       7  $     575
  Less accretion on mandatorily redeemable preferred stock............         187      1,374      1,497
                                                                        ----------  ---------  ---------
  Net income (loss) attributable to common stockholders...............  $    2,248  $  (1,367) $    (922)
                                                                        ----------  ---------  ---------
                                                                        ----------  ---------  ---------
  Weighted average shares of common stock outstanding.................      24,772      3,061      4,044
  Less stock subject to repurchase....................................          --         --       (478)
                                                                        ----------  ---------  ---------
  Shares used in calculation of basic per share numbers...............      24,772      3,061      3,566
                                                                        ----------  ---------  ---------
                                                                        ----------  ---------  ---------
  Net income (loss) per share.........................................  $     0.09  $   (0.45) $   (0.26)
                                                                        ----------  ---------  ---------
                                                                        ----------  ---------  ---------
Diluted:
  Net income..........................................................  $    2,435  $       7  $     575
  Less accretion on mandatorily redeemable preferred stock............         187      1,374      1,497
                                                                        ----------  ---------  ---------
  Net income (loss) attributable to common stockholders...............  $    2,248  $  (1,367) $    (922)
                                                                        ----------  ---------  ---------
                                                                        ----------  ---------  ---------
  Shares used in calculation of basic per share numbers...............      24,772      3,061      3,566
  Dilutive effect of stock options....................................         452         --         --
                                                                        ----------  ---------  ---------
  Shares used in calculation of diluted per share numbers.............      25,224      3,061      3,566
                                                                        ----------  ---------  ---------
                                                                        ----------  ---------  ---------
  Net income (loss) per share.........................................  $     0.09  $   (0.45) $   (0.26)
                                                                        ----------  ---------  ---------
                                                                        ----------  ---------  ---------

    RECLASSIFICATIONS

    Certain 1997 and 1998 amounts in the Statement of Operations have been reclassified to conform with the 1999 presentation. These reclassifications did not change previously reported shareholders' equity (deficit) or net income.

3. DISCONTINUED OPERATIONS

    Effective March 11, 1997 the Company sold, in their entirety, both the operating entities of ACP and GW. ACP represented the call processing segment of the Company's business and GW represented the wireless marine communications segment of the Company's business. Both had operations that were separate and distinct from Ditech Corporation and each other. ACP was sold for cash of $1,210,000, to a limited liability company and a limited partnership of which the manager and controlling member is a director and shareholder of the Company.

                       DITECH COMMUNICATIONS CORPORATION

3. DISCONTINUED OPERATIONS (CONTINUED)
    All of the common stock in GW was sold for cash of $1,413,000. The sale of GW was to certain shareholders of the Company, a new investor and entities controlled by a director and shareholder of the Company. The Company accounts for its investment in GW Series A preferred stock at the lesser of historical cost or market. As no liquid market exists for the stock, the Company has evaluated the recoverability of the investment based on secondary financings that GW has completed. To date the financings that have been completed indicate that no impairment has occurred. The shares of Series A preferred stock of Globe Wireless are nonredeemable, nonvoting and nonconvertible securities. The shares are entitled to a 6% per annum noncumulative dividend when and if declared by the Board of Directors of Globe Wireless.

    On April 29, 1999 the Company redeemed its Series C preferred stock by distributing the Company's investment in GW preferred stock. This distribution was for full settlement and redemption of the Company's Series C preferred stock.

    The following summarizes the revenues, operations and gain on disposal of the entities.

    Revenue from discontinued operations for the year ended April 30, 1997 were (in thousands):

ACP.................................................................................  $   5,161
GW..................................................................................      2,072
                                                                                      ---------
  Total.............................................................................  $   7,233
                                                                                      ---------
                                                                                      ---------

    Income (loss) from operations of discontinued operations for the year ended April 30, 1997 were (in thousands):

ACP (net of tax benefit of $583)...................................................  $     119
GW (net of tax benefit of $454)....................................................     (2,870)
                                                                                     ---------
                                                                                     $  (2,751)
                                                                                     ---------
                                                                                     ---------

    Gain on disposal of discontinued operations during the year ended April 30, 1997 were (in thousands):

ACP (net of tax benefit of $305)..................................  $      63
GW (net of tax benefit of $59)....................................      2,780
                                                                    ---------
                                                                    $   2,843
                                                                    ---------
                                                                    ---------

                       DITECH COMMUNICATIONS CORPORATION

4. BALANCE SHEET ACCOUNTS

    INVENTORIES:

    Inventories comprised (in thousands):

                                                                  APRIL 30,
                                                             --------------------
                                                               1998       1999
                                                             ---------  ---------   JULY 31,
                                                                                   -----------
                                                                                      1999
                                                                                   -----------
                                                                                   (UNAUDITED)
Raw materials and work in progress.........................  $     484  $   2,362   $   3,014
Finished goods.............................................      1,679      2,244       1,535
                                                             ---------  ---------  -----------
  Total....................................................  $   2,163  $   4,606   $   4,549
                                                             ---------  ---------  -----------
                                                             ---------  ---------  -----------

    PROPERTY AND EQUIPMENT:

    Property and equipment comprised (in thousands):

                                                                                APRIL 30,
                                                                           --------------------
                                                                             1998       1999
                                                                           ---------  ---------
Furniture and fixtures...................................................  $     118  $     154
Equipment................................................................      1,190      1,680
Leasehold improvements...................................................         25         89
Computer software........................................................        190        250
                                                                           ---------  ---------
                                                                               1,523      2,173
Less: accumulated depreciation and amortization..........................       (295)      (635)
                                                                           ---------  ---------
  Total..................................................................  $   1,228  $   1,538
                                                                           ---------  ---------
                                                                           ---------  ---------

    Included in property and equipment are assets under capital lease of $154,000 and $209,000 at April 30, 1998 and 1999, respectively, with related accumulated amortization of $9,000 and $46,000, respectively. Prior to fiscal year 1998, the Company did not have any assets under capital lease.

    ACCRUED EXPENSES:

    Accrued expenses comprised (in thousands):

                                                                                APRIL 30,
                                                                           --------------------
                                                                             1998       1999
                                                                           ---------  ---------
Accrued royalties........................................................  $     171  $     388
Accrued compensation.....................................................        332        624
Accrued professional services............................................         32        420
Other accrued expenses...................................................        357         22
                                                                           ---------  ---------
  Total..................................................................  $     892  $   1,454
                                                                           ---------  ---------
                                                                           ---------  ---------

                       DITECH COMMUNICATIONS CORPORATION

5. NOTE PAYABLE

    In August 1997, the Company entered into an $8 million loan with a bank in conjunction with its line of credit (see Note 6), collateralized by substantially all the Company assets. Interest is based on the bank's Base Rate plus .25% to 1% or LIBOR Rate plus 2.0% to 2.75%, as allowed based on compliance with certain covenants and the Company's elected instrument. Based on the quarterly principal payments the loan will be paid in full December 31, 2002. The Note has covenants including a minimum quick ratio and minimum quarterly earnings before interest, taxes, depreciation and amortization. During fiscal 1998, the Company was out of compliance with certain of the notes covenants. In the second quarter of fiscal 1999 and at April 30, 1999 the Company was out of compliance with specific financial covenants. The Company has received waivers from the bank for these instances of non-compliance. The loan was used to repay the subordinated promissory notes of $8,000,000 to shareholders, which were issued as part of the recapitalization.

    At April 30, 1999, principal payments consist of the following (in thousands):

2000.......................................................  $   1,125
2001.......................................................      2,250
2002.......................................................      2,250
2003.......................................................      1,688
                                                             ---------
                                                                 7,313
Less current portion.......................................     (1,125)
                                                             ---------
                                                             $   6,188
                                                             ---------
                                                             ---------

6. COMMITMENTS AND CONTINGENCIES

    LEASES

    The Company leases its office facilities under a non-cancelable operating lease expiring in December 2003. The Company is responsible for taxes, insurance and maintenance expenses related to the leased facilities. Under the terms of the lease agreement, the lease may be extended, at the Company's option, and the lease provides for potential adjustments of the minimum monthly rent upon exercise of the option(s). The Company also has operating leases on furniture and equipment from unrelated parties. Additionally, the Company has capital leased equipment with future minimum payments.

    At April 30, 1999, future minimum payments under the leases are as follows (in thousands):

YEARS ENDED APRIL 30,                                                      OPERATING     CAPITAL
------------------------------------------------------------------------  -----------  -----------
2000....................................................................   $     932    $      73
2001....................................................................         931           58
2002....................................................................         945           23
2003....................................................................         948            9
2004....................................................................         524           --
                                                                          -----------       -----
                                                                           $   4,280          163
                                                                          -----------
                                                                          -----------
Less amount representing interest.......................................                       26
                                                                                            -----
                                                                                              137
Less current portion                                                                           61
                                                                                            -----
                                                                                        $      76
                                                                                            -----
                                                                                            -----

                       DITECH COMMUNICATIONS CORPORATION

6. COMMITMENTS AND CONTINGENCIES (CONTINUED)
    Rent expense for the years ended April 30, 1997, 1998 and 1999 was $131,000, $384,000 and $728,000, respectively.

    LINE OF CREDIT

    At April 30, 1998, the Company had a revolving line of credit of $3 million collateralized by substantially all of the Company's assets. Borrowings under the agreement bear interest at the bank's Base Rate plus .25% to 1.0% or at LIBOR Rate plus 2.0% to 2.75%, as allowed based on covenants and the Company's elected instrument. On August 13, 1998, the Company converted the existing line into a new revolving line of credit with available borrowings of $2 million or 80% of eligible accounts receivable, whichever is lower, with the same financial institution. The line of credit is subject to the same covenants as the note payable to a bank (see note 5). Borrowings under the agreement are at the bank's Base Rate plus .50% until April 30, 1999 and then are adjustable based on attaining certain covenants at the bank's Base Rate plus .25% to 1.0% or LIBOR Rate plus 2.0% to 3.0%. The line expires on August 20, 2000. There were no amounts outstanding at April 30, 1998 or 1999.

    ARBITRATION

    In January 1998, the Company filed a demand for Arbitration with the American Arbitration Association in Los Angeles County against Antec Corporation, the successor-in-interest through merger to Texscan Corporation. The demand for arbitration alleges that Antec/Texscan breached a contract to purchase optical amplifier products and seeks monetary damages. Antec/Texscan have denied liability and, in December 1998, filed a counterclaim against the Company claiming that the Company breached the purchase contract first and seeking monetary damages. A decision from the arbitration panel is expected in June 1999. Although management believes that it has a valid claim to recover against Antec/Texscan for breach of contract and has meritorious defenses to the counterclaim, if the case is resolved unfavorably to us it could have a material adverse effect on our financial condition and results of operations. The Company has not accrued for any potential losses as they are not probable and currently cannot be estimated.

    TECHNOLOGY ACQUISITION

    In November 1998, the Company entered into an agreement with a partnership for the purchase of technology included in its echo cancellation products which it had previously licensed. The Company issued 166,666 shares of its common stock, increased the royalty percentage until a triggering event and agreed to pay $2.96 million upon a triggering event. A triggering event is defined as an IPO or merger where the Company is not the surviving entity. After the triggering event the Company is no longer required to pay royalties on the technology.

    The value of the technology was capitalized at $740,000 and is included in other assets. The cost will be amortised over a five year life.

                       DITECH COMMUNICATIONS CORPORATION

7. REDEEMABLE PREFERRED STOCK

    The Company has authorized and issued 17,250,000 shares of Series A preferred stock and 6,259,718 shares of Series B preferred stock. Certain former common stockholders of the Company own a portion of the Series A preferred stock. The rights, preferences and privileges of the Series A and Series B preferred stock are as follows:

    LIQUIDATION RIGHTS

    The preferred stock has certain liquidation preferences over the common stock in the event of a liquidating event such as dissolution of the affairs of the Company or a take-over by another corporation. The liquidation preferences entitle the Series A and Series B preferred stockholders to receive $1.00 and $0.86 per share, respectively, in addition to amounts due on unpaid dividends which have been accrued or declared. The Series A preferred stockholders have preference over the Series B preferred stockholders in determining the order of liquidation payout. The preferred stock does not participate in the distribution of assets remaining after the liquidation preference has been paid.

    CONVERSION RIGHTS

    The Series A preferred stock has no conversion rights. The Series B preferred stockholders have the right at any time to convert each share of preferred stock into shares of common stock at the specified conversion rate per share, which currently is $1.29 per share of common stock. The conversion rate will be adjusted for stock splits and recapitalization. In the event of a public offering of the Company's common stock where the net proceeds received by the Company equals or exceeds $20,000,000 and the offering price is at least $3.89 per share, or in the event of approval from two thirds of Series B preferred stockholders, all shares of the Series B preferred stock automatically convert into common stock at the specified conversion rate.

    REDEMPTION RIGHTS

    The Company may not redeem any or all of the Series A and Series B preferred stock until after February 1, 2004, with a request of the majority of the outstanding stockholders. The Series B preferred stock may be redeemed only if there are no shares of Series A preferred stock then outstanding.

    The Company, upon the election of the holders of a majority of the outstanding shares, will redeem all of the Series A preferred stock in the event of a public offering of the Company's common stock. Upon a change in ownership or fundamental change in the Company and an election by a majority of the stockholders, the Series A and Series B preferred stockholders may redeem all of their shares at liquidation value and unpaid dividends. The Series A preferred has preference over the Series B preferred.

    VOTING RIGHTS

    The Series B preferred stockholders are entitled to vote on all matters with the holders of common stock as if on an as converted basis and have the right to elect two directors to the Board of Directors. The Series A preferred stockholders have no rights to vote.

                       DITECH COMMUNICATIONS CORPORATION

7. REDEEMABLE PREFERRED STOCK (CONTINUED)
    DIVIDEND RIGHTS

    The preferred stockholders will be entitled to receive dividends in preference to the common stockholders. In addition, Series A and Series B stockholders dividends shall be on a pro rata basis based on liquidation values of each. From the date of issuance, cumulative dividends are payable when and if declared or accumulate as part of the shares' liquidation preferences at 6% per year, compounded daily.

    The carrying amounts of both Series A and Series B have been increased by amounts representing dividends not currently declared or paid but which will be payable under the dividend rights of the respective series of preferred stock. The increases have been effected by a charge against accumulated deficit.

8. STOCKHOLDERS' EQUITY (DEFICIT)

    REINCORPORATION AND REVERSE STOCK SPLIT

    The Company reincorporated in Delaware on April 21, 1999; all amounts have been retroactively adjusted to effect this presentation. On April 27, 1999 the Company effected a two-for-three reverse split of the Company's common stock. All relevant share data has been adjusted to reflect this reverse stock split.

    RECAPITALIZATION

    In March 1997, the Company recapitalized its financial structure by exchanging substantially all of the then outstanding shares of common stock for cash of $21,486,000 and Series A and C preferred stock. In retiring the common stock outstanding at that time, the excess of the fair value of the common stock over the original issuance price of common stock of $23,637,000 was recorded against retained earnings, which gave rise to the accumulated deficit of $22,768,000 as of April 30, 1997.

    STOCK OPTION PLANS

    The Company's 1997 Stock Option Plan serves as the successor equity incentive program to the Company's 1987 Stock Option Plan and the Supplemental Stock Option Plan (the "Predecessor Plans"). All outstanding stock options under the Predecessor Plans continue to be governed by the terms and conditions of the 1997 Stock Option Plan. The Company has reserved 2,000,000 shares of common stock for issuance under the 1997 Stock Option Plan. Under the 1997 Stock Option Plan, the Board of Directors could grant incentive or non-statutory stock options at a price not less than 100% or 85%, respectively, of fair market value of common stock, as determined by the Board of Directors, at grant date. In November 1998, the Company adopted its 1998 Stock Option Plan and determined not to grant any further options under its 1997 Stock Option Plan. In March and April 1998 the Company increased the number of shares reserved for issuance under the 1998 Stock Option Plan. The Company has reserved a total of 928,041 shares of common stock for issuance under the 1998 Stock Option Plan, under terms similar to those granted under the 1997 Stock Option Plan.

    Options under the 1997 Stock Option Plan and 1998 Stock Option Plan may be immediately exercisable. The options have a ten-year term. Shares issued through early option exercises are

                       DITECH COMMUNICATIONS CORPORATION

8. STOCKHOLDERS' EQUITY (DEFICIT) (CONTINUED) subject to the Company's right of repurchase at the original exercise price. The number of shares subject to repurchase generally decreases by 25% of the options shares one year after the grant date, and thereafter, ratably over 48 months. 596,000 shares were subject to repurchase as of April 30, 1999.

    In March 1999, the Company adopted the 1999 Non-Employee Directors Stock Option Plan, and reserved 100,000 shares for issuance under the plan. Options granted under the plan have a 5 year term and are fully vested at the date of grant.

    All the options associated with the ACP operations were either exercised or cancelled during the year ended April 30, 1997 (with the discontinued operations).

    Activity under the stock option plans referenced above was as follows (in thousands, except per share amounts):

                                                                             OUTSTANDING OPTIONS
                                                          ---------------------------------------------------------
                                               SHARES                                                   WEIGHTED
                                              AVAILABLE    NUMBER OF                     AGGREGATE      AVERAGE
                                              FOR GRANT     SHARES     EXERCISE PRICE      PRICE     EXERCISE PRICE
                                             -----------  -----------  ---------------  -----------  --------------
Balances, May 1, 1996......................         693        1,727     $0.15-$1.50     $     339     $     0.20
  Options granted..........................        (255)         255     $0.83-$1.50           281     $     1.10
  Options exercised........................          --       (1,050)       $0.15             (155)    $     0.15
  Options canceled.........................         162         (162)       $1.50             (243)    $     1.50
                                             -----------  -----------  ---------------  -----------       -------
Balances, April 30, 1997...................         600          770     $0.15-$0.83           222     $     0.29
  Reservation of shares....................         632
  Options granted..........................        (982)         982        $0.83              810     $     0.83
  Options exercised........................          --         (153)       $0.15              (23)    $     0.15
  Options canceled.........................          33          (33)       $0.83              (27)    $     0.83
                                             -----------  -----------  ---------------  -----------       -------
Balances, April 30, 1998...................         283        1,566     $0.15-$0.83           982     $     0.63
  Additional shares reserved...............       1,028
  Reserved shares cancelled................         (95)
  Options granted..........................        (703)         703     $0.83-$9.75         3,110     $     4.42
  Options exercised........................          --       (1,349)    $0.15-$7.50          (911)    $     0.68
  Options canceled.........................          44          (56)    $0.83-$7.50           (67)    $     1.20
                                             -----------  -----------  ---------------  -----------       -------
Balances, April 30, 1999...................         557          864     $0.15-$7.50         3,114     $     3.60
  Options granted..........................         (33)          33       $11.00              372     $    11.00
  Options exercised........................          --          (10)       $0.83               (8)    $     0.83
  Options canceled.........................           8          (13)    $0.83-$9.75           (73)    $     5.72
                                             -----------  -----------  ---------------  -----------       -------
Balances July 31,1999 (unaudited)..........         532          874    $0.15-$11.00     $   3,405     $     3.88
                                             -----------  -----------                   -----------
                                             -----------  -----------                   -----------

                       DITECH COMMUNICATIONS CORPORATION

8. STOCKHOLDERS' EQUITY (DEFICIT) (CONTINUED)

    Options outstanding at April 30, 1999 (in thousands, except per share amounts):

                                                                             OPTIONS EXERCISABLE AT
                                                                                 APRIL 30, 1999
                                                                          ----------------------------
                                     WEIGHTED        WEIGHTED AVERAGE                     WEIGHTED
   RANGE OF          OPTIONS          AVERAGE      REMAINING CONTRACTUAL                   AVERAGE
EXERCISE PRICES    OUTSTANDING    EXERCISE PRICE        LIFE YEARS          OPTIONS    EXERCISE PRICE
---------------  ---------------  ---------------  ---------------------  -----------  ---------------
     $0.15                 33        $    0.15                6.00                33      $    0.15
     $0.83                315        $    0.83                8.31               315      $    0.83
     $1.50                216        $    1.50                9.49               216      $    1.50
     $3.00                 57        $    3.00                9.04                57      $    3.00
     $7.50                  9        $    7.50                9.84                 9      $    7.50
     $9.75                234        $    9.75                9.99               234      $    9.75
                          ---                                                    ---
  $0.15-$9.75             864        $    3.60                9.08               864      $    3.60
                          ---                                                    ---
                          ---                                                    ---

    The estimated weighted average fair value of options granted during fiscal year 1997, 1998 and 1999 was $0.29, $0.29 and $0.60 per share, respectively. The Company applies Accounting Principles Board Opinion No. 25 and related Interpretations in accounting for its stock option plan other than that described above. If compensation cost for the Company's stock option plan had been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS 123, the Company's net income for the years ended April 30, 1997, 1998 and 1999 would have been reduced to the pro forma amounts indicated in the following table (in thousands, except per share amounts):

                                                                                      APRIL 30,
                                                                           -------------------------------
                                                                             1997       1998       1999
                                                                           ---------  ---------  ---------
Income from continuing operations before income taxes, as reported.......  $   3,865  $      31  $     988
Less: net expense per SFAS 123...........................................         31         86        128
                                                                           ---------  ---------  ---------
Pro forma income (loss) from continuing operations.......................      3,834        (55)       860
Less: pro forma provision (benefit) for income taxes.....................      1,510        (22)       362
                                                                           ---------  ---------  ---------
Pro forma income (loss) from continuing operations.......................  $   2,324  $     (33)       498
                                                                           ---------  ---------  ---------
                                                                           ---------  ---------  ---------
Income from continuing operations as reported............................  $   2,343  $       7  $     575
                                                                           ---------  ---------  ---------
                                                                           ---------  ---------  ---------
Net income from continuing operations per share:
  Pro forma..............................................................  $    0.09  $   (0.46) $   (0.28)
                                                                           ---------  ---------  ---------
                                                                           ---------  ---------  ---------
  As reported............................................................  $    0.09  $   (0.45) $   (0.26)
                                                                           ---------  ---------  ---------
                                                                           ---------  ---------  ---------

    The fair value of options granted under the Company's stock option plans during 1997, 1998 and 1999 was estimated on the date of grant using the Black-Scholes option pricing model. The model utilized the multiple option approach with the following weighted average assumptions used:

                       DITECH COMMUNICATIONS CORPORATION

8. STOCKHOLDERS' EQUITY (DEFICIT) (CONTINUED) no dividend yield, expected volatility is zero based on private company status, risk-free interest rates of 6.48%, 5.90% and 4.74% in 1997, 1998 and 1999, respectively, and expected lives of four years. Forfeitures are recognized as they occur.

    During fiscal 1999, the Company granted options to certain employees under the 1997 Stock Plan and 1998 Stock Option Plan with exercise prices below the deemed fair market value of the Company's common stock at the date of grant. In accordance with the requirements of APB 25, the Company has recorded deferred compensation for the difference between the exercise price of the stock options and the fair market value of the Company's shares at the date of grant. This deferred compensation is being amortized to expense over the period during which the options become exercisable, generally four years. At April 30, 1999, the Company had recorded deferred compensation related to these options in the total amount of $1,320,000, of which $91,000 had been amortized to expense during 1999. Future compensation expense from options granted through April 30, 1999 is estimated to be $330,000, $330,000, $330,000 and $239,000 for the years ending
April 30, 2000, 2001, 2002 and 2003, respectively.

EMPLOYEE STOCK PURCHASE PLAN.

    In March and April 1999 the Board adopted, and the stockholders approved, the Company's 1999 Employee Stock Purchase Plan (the "Purchase Plan") covering an aggregate of 133,333 shares of common stock. Employees who participate in an offering period can have up to 10% of their earnings withheld pursuant to the Purchase Plan. The amount withheld will then be used to purchase shares of the common stock on specified dates determined by the Board. The price of common stock purchased under the Purchase Plan will be equal to 85% of the lower of the fair market value of the common stock on the commencement date of each offering period or on the specified purchase date. No shares were purchased under this Plan during fiscal 1999.

9. INCOME TAXES

    The provision for income taxes for continuing operations reflected in the statements for the years ended April 30, 1997, 1998 and 1999 were as follows (in thousands):

                                                                 1997       1998       1999
                                                               ---------  ---------  ---------
Current:
  Federal....................................................  $   1,308  $      41  $     590
  State......................................................        356          1         12
                                                               ---------        ---  ---------
    Total current............................................      1,664         42        602
                                                               ---------        ---  ---------
Deferred:
  Federal....................................................       (105)       (19)      (258)
  State......................................................        (37)         1         69
                                                               ---------        ---  ---------
    Total deferred...........................................       (142)       (18)      (189)
                                                               ---------        ---  ---------
      Total..................................................  $   1,522  $      24  $     413
                                                               ---------        ---  ---------
                                                               ---------        ---  ---------

                       DITECH COMMUNICATIONS CORPORATION

9. INCOME TAXES (CONTINUED)
    The deferred income tax provision reflects the tax effect of changes in the amounts of temporary differences during each year ended April 30, 1997, 1998 and 1999. As of April 30, 1998 and 1999, the Company's deferred tax assets and liabilities consisted of (in thousands):

                                                                              1998       1999
                                                                            ---------  ---------
Deferred tax asset (liability):
  Uniform capitalization..................................................  $     238  $     314
  Depreciation............................................................        (79)      (128)
  Inventory reserves and other, net.......................................        223        385
                                                                            ---------  ---------
    Total.................................................................  $     382  $     571
                                                                            ---------  ---------
                                                                            ---------  ---------

    The Company's effective tax rate differs from the statutory federal income tax rate as shown in the following schedule:

                                                                     1997       1998       1999
                                                                   ---------  ---------  ---------
Tax provision at federal statutory rate..........................       34.0%      34.0%      34.0%
State taxes, net of federal benefit..............................        6.1       13.0        6.1
Other, primarily non-deductible expenses.........................       (0.7)      30.4        1.7
                                                                         ---        ---        ---
    Total........................................................       39.4%      77.4%      41.8%
                                                                         ---        ---        ---
                                                                         ---        ---        ---

10. SEGMENT INFORMATION

    The Company has adopted the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 131 "Disclosures about Segments of an Enterprise and Related Information," ("SFAS 131") effective for fiscal years beginning after December 31, 1997. This statement supercedes Statement of Financial Accounting Standards No. 14, "Financial Reporting for Segments of a Business Enterprise." SFAS 131 changes current practice under Statement No. 14 by establishing a new framework on which to base segment reporting and also required interim reporting of segment information.

    The Company markets its products from its continuing operations, primarily to customers in the United States and in the telecommunications industry. Management uses one measurement of profitability and does not disaggregate its business for internal reporting. The Company's revenues, from its continuing operations, by geographic area are summarized as follows (in thousands):

                                                                  JULY 31,
                                                          ------------------------
                           1997       1998       1999        1998         1999
                         ---------  ---------  ---------  -----------  -----------
                                                                (UNAUDITED)
USA....................  $  12,673  $  11,539  $  22,107   $   4,977    $   8,682
Mexico.................        120        345      1,294           5          370
Rest of the world......      1,273        442      1,963         142          719
                         ---------  ---------  ---------  -----------  -----------
                         $  14,066  $  12,326  $  25,364   $   5,124    $   9,771
                         ---------  ---------  ---------  -----------  -----------
                         ---------  ---------  ---------  -----------  -----------

    International sales are entirely comprised of export sales.

                       DITECH COMMUNICATIONS CORPORATION

11. RELATED PARTY TRANSACTIONS

    Transactions between the Company and its former wholly owned subsidiaries, other than the reorganization transactions described in Notes 1 and 3 to these financial statements, are as follows (in thousands):

                                                                                         GW         ACP
                                                                                      ---------  ---------
Year ended April 30, 1997:
  Benefits, goods and services provided/(used)......................................  $     450  $     (30)
  Income tax refund transferred.....................................................         --        420

12. PROFIT SHARING PLAN

    The Company maintains a 401(k) profit sharing plan for all eligible employees. Employees may contribute to the Plan based on statutory limits. Any Company contributions are at the discretion of the Board of Directors. The Company made no contributions to the Plan during the years ended April 30, 1997, 1998 and 1999.

13. SUPPLEMENTAL CASHFLOW INFORMATION

                                                                             1997       1998       1999
                                                                           ---------  ---------  ---------
Interest paid............................................................  $       7  $     600  $     736
Income taxes paid........................................................      1,072         --         --

Noncash financing and investing activities:
Accretion of preferred stock.............................................        187      1,374      1,497
Acquisition of asset under capital lease.................................         --        154         47
Issuance of Series A preferred stock.....................................      4,743         --         --
Issuance of Series C preferred stock.....................................      7,508         --         --
Redemption of Series C preferred stock...................................         --         --      7,508
Tax benefit on stock options.............................................        307         --         43
Deferred stock compensation..............................................         --         --      1,320
Purchase of technology rights for common stock...........................         --         --        740

14. INITIAL PUBLIC OFFERING: SUBSEQUENT EVENTS (UNAUDITED)

    In March 1999, the Company's Board of Directors (i) authorized management of the Company to file a Registration Statement with the Securities and Exchange Commission permitting the Company to sell its common stock to the public and
(ii) approved the reincorporation of the Company from California to Delaware.

    In June 1999, the Company completed its initial public offering of 3,000,000 shares of common stock and subsequently sold an additional 450,000 shares pursuant to the underwriters' over allotment option. As a result, the Company raised a total of $34.4 million after underwriter fees and other issuance costs. After completing the offering, the Company used the net proceeds to: redeem all shares of Series A Mandatorily Redeemable Preferred Stock for $19.7 million; complete the purchase of the Company's core echo cancellation technology for $3.0 million; and retired its

                       DITECH COMMUNICATIONS CORPORATION

14. INITIAL PUBLIC OFFERING: SUBSEQUENT EVENTS (UNAUDITED) (CONTINUED) outstanding note payable to a bank for $7.3 million. In addition, all outstanding shares of Series B Mandatorily Redeemable Preferred Stock converted into common stock at a conversion ratio of 2 shares of common stock for every 3 shares of Series B Preferred.

    LINE OF CREDIT

    In August 1999, the Company modified its line of credit agreement with its bank to increase the amount available under the line to the lesser of $3 million or 80% of eligible accounts receivable. The interest rate was also modified to be the lesser of the bank's prime rate or LIBOR plus 1.25%. As of July 31, 1999, no amounts had been borrowed against the line of credit.

    ARBITRATION

    In June 1999, the Company received a favorable ruling from the arbitration panel in the matter related to Antec Corporation's breach of a purchase contract. Subsequent to the favorable ruling, the Company was notified by Antec's counsel of its intent to contest the arbitrator's decision. In August, the Company and Antec reached a final settlement in which the Company received a minor settlement award. Additionally, the Company and Antec entered into a patent license agreement. The Company will recognize $1.9 million of revenue in the Company's second quarter of fiscal 2000 associated with the fixed license fee payable in fiscal 2000.

                                     [LOGO]

    YOU SHOULD RELY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. WE ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, SHARES OF COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR ANY SALE OF OUR COMMON STOCK.
                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    3
Risk Factors..............................................................    6
Disclosure Regarding Forward-Looking Statements...........................   15
Use of Proceeds...........................................................   16
Price Range of Common Stock...............................................   16
Dividend Policy...........................................................   17
Capitalization............................................................   17
Selected Financial Data...................................................   18
Management's Discussion and Analysis of Financial Condition and Results of
  Operations..............................................................   20
Business..................................................................   31
Management................................................................   44
Certain Transactions......................................................   54
Principal and Selling Stockholders........................................   56
Description of Capital Stock..............................................   59
Shares Eligible for Future Sale...........................................   61
Underwriting..............................................................   63
Legal Matters.............................................................   65
Experts...................................................................   65
Additional Information....................................................   65

Index to Financial Statements.............................................  F-1

           [LOGO]

2,250,000 SHARES

COMMON STOCK

DEUTSCHE BANC ALEX. BROWN

BANCBOSTON ROBERTSON STEPHENS

HAMBRECHT & QUIST

PROSPECTUS

             , 1999

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The following table sets forth all expenses, other than the underwriting discounts and commissions, payable by the Registrant in connection with the sale of the Common Stock being registered. All the amounts shown are estimates except for the registration fee, the NASD filing fee and the Nasdaq National Market application fee.

Registration fee..............................................  $  42,311
NASD filing fee...............................................     15,720
Nasdaq National Market additional listing fee.................     17,500
Blue sky qualification fee and expenses.......................      5,000
Printing and engraving expenses...............................    120,000
Legal fees and expenses.......................................    175,000
Accounting fees and expenses..................................     90,000
Directors' and Officers' Liability Insurance..................     50,000
Transfer agent and registrar fees.............................      5,000
Miscellaneous.................................................     19,469
                                                                ---------

    Total.....................................................  $ 540,000
                                                                ---------
                                                                ---------

ITEM 14. INDEMNIFICATION OF OFFICERS AND DIRECTORS.

    Under Section 145 of the Delaware General Corporation Law, the Registrant has broad powers to indemnify its directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). The Registrant's Bylaws also provide that the Registrant will indemnify its directors and executive officers and may indemnify its other officers, employees and other agents to the fullest extent not prohibited by Delaware law.

    The Registrant's Certificate of Incorporation provides for the elimination of liability for monetary damages for breach of the directors' fiduciary duty of care to the Registrant and its stockholders. These provisions do not eliminate the directors' duty of care and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Registrant, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for any transaction from which the director derived an improper personal benefit, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

    The Registrant has entered into agreements with its directors and executive officers that require the Registrant to indemnify such persons against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred (including expenses of a derivative action) in connection with any proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director or officer of the Registrant or any of its affiliated enterprises, provided such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Registrant and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

    The Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification by the Underwriters of the Registrant and its officers and directors for certain liabilities arising under the Securities Act or otherwise. In addition, the Indemnity Agreement filed as Exhibit 10.16 to this Registration Statement provides for indemnification by the Registrant and its officers and directors for certain liabilities arising under the Securities Act or otherwise.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

    Since February 22, 1996, except as otherwise noted, the Registrant has sold and issued the following unregistered securities (references to shares of Common Stock take account of a 2-for-3 reverse stock split to occur prior to the closing of this offering):

 (1) On March 11, 1997, the Registrant issued an aggregate of 12,506,539 shares of Series A Redeemable Preferred Stock; 6,259,718 shares of Series B Convertible Preferred Stock; and two Class A Subordinated Promissory Notes to a group of accredited investors for a total purchase price of $25,901,476, payable as follows: for the Series A Redeemable Preferred Stock, $12,506,539; for the Series B convertible stock; $5,394,937; and for the Class A Subordinated Promissory Notes, the aggregate original principal amount of $8,000,000.

 (2) On March 11, 1997, the Registrant redeemed 26,092,717 shares of Common Stock in exchange for 4,743,461 shares of Series A Redeemable Preferred Stock and 7,508,221 shares of Series C Preferred Stock and $21,485,621 in cash.

 (3) On September 15, 1997, the Registrant issued to William A. Hasler 66,666 shares of Common Stock. The stock is subject to a repurchase option that vests over a four-year period.

 (4) On November 15, 1998, the Registrant issued to Telinnovation 166,666 shares of Common Stock as consideration for technology acquired.

 (5) As of June 9, 1999, the Registrant had granted incentive stock options and nonstatutory stock options to employees, directors and consultants covering an aggregate of 2,648,527 shares of the registrant's Common Stock, at a weighted average price of $3.88 a share. Of these options, options to purchase 849,732 shares are currently outstanding. The Registrant has sold 1,512,649 shares of its Common Stock to employees, directors or consultants pursuant to the exercise of stock options.

    The sale and issuance of securities in the transactions described in paragraphs 1, 2 and 4 above were deemed to be exempt from registration under the Securities Act by virtue of Section 4(2) and/or Regulation D thereunder. The purchasers in each case represented their intention to acquire the securities for investment only and not with a view to distribution thereof. Appropriate legends are affixed to the stock certificate issued in such transactions. All recipients either received adequate information about the Registrant or had access, through employment or other relationships, to such information. The sale and issuance of securities in the transactions described in paragraphs 3 and 5 above were deemed to be exempt from registration under the Securities Act by virtue of Section 4(2) and/or Rule 701 of the Securities Act.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(A) EXHIBITS.

EXHIBIT
 NUMBER      DESCRIPTION OF DOCUMENT
-----------  --------------------------------------------------------------------------------------------------------
      1.1 ** Form of Underwriting Agreement.

      3.1    Amended and Restated Certificate of Incorporation of the Registrant, filed June 14, 1999.

      3.2    Bylaws of the Registrant.

      4.1    Reference is made to Exhibits 3.1 and 3.2.

      4.2 *  Specimen Stock Certificate.

      4.3 *  Amended and Restated Registration Agreement, dated March 19, 1999, between Ditech and certain investors.

      5.1 ** Opinion of Cooley Godward LLP.

     10.1 *  Lease Agreement, dated August 31, 1998, between Ditech and Lincoln-Whitehall Pacific, LLC, as amended
             January 25, 1999.

     10.2 *  1997 Ditech Stock Option Plan.

     10.3 *  1998 Amended and Restated Ditech Stock Option Plan.

     10.4 *  1999 Employee Stock Purchase Plan.

     10.5 *  1999 Non-Employee Directors' Stock Option Plan.

     10.6 *  Employment Agreement, dated September 1998, between Ditech and Timothy Montgomery.

     10.7 *  Employment Agreement, dated September 14, 1998, between Ditech and Pong Lim.

     10.8 *  Employment Agreement, dated November 4, 1998, between Ditech and Toni Bellin.

     10.9 *  Credit Agreement, dated August 20, 1997, between Ditech and BankBoston, N.A.

     10.10*  First Amendment to the Credit Agreement, dated August 13, 1998, between Ditech and BankBoston, N.A.

     10.11*  Second Amendment to the Credit Agreement, dated December 18, 1998, between Ditech and BankBoston, N.A.

     10.11.1 Third Amendment to Credit Agreement, dated August 13, 1999, between Ditech and BankBoston, N.A.

     10.12*  Security Agreement, dated August 20, 1997, between Ditech and BankBoston, N.A.

     10.13*  Intellectual Property Security Agreement, dated August 20, 1997, between Ditech and BankBoston, N.A.

     10.14*  Master Amendment and Lease Schedule, dated December 15, 1998, between Ditech and BancBoston Leasing Inc.

     10.15+* Invention Purchase Agreement, dated November 15, 1998, between Ditech and Telinnovation.

     10.16*  Form of Indemnity Agreement to be entered between Ditech and its executive officers and directors.

     10.17*  Employment Agreement dated April 27, 1999, between Ditech and Marc Schwager.

     10.18*  Stock Purchase Agreement, dated as of September 15, 1997 between Ditech and William Hasler.

     10.19*  Form of option agreement under the 1997 Stock Option Plan.

     10.20*  Form of option agreement under the 1998 Stock Option Plan.

EXHIBIT
 NUMBER      DESCRIPTION OF DOCUMENT
-----------  --------------------------------------------------------------------------------------------------------
     10.21** Patent License Agreement, dated as of August 13, 1999, between Ditech and Antec Corporation.

     16.1 *  Letter re: change in certifying accountant.

     23.1    Consent of PricewaterhouseCoopers LLP.

     23.2 ** Consent of Cooley Godward LLP. Reference is made to Exhibit 5.1.

     24.1    Power of Attorney (See page II-5).

     27.1    Financial Data Schedule.

------------------------

* Incorporated by reference from the exhibits with corresponding numbers from the Registrant's Registration Statement (No. 333-75063), declared effective on June 9, 1999.

** To be filed.

+ Confidential treatment has been granted as to a portion of this exhibit pursuant to Rule 406 under the Securities Act. The confidential portion of such exhibit has been omitted and filed separately with the Commission.

(B) FINANCIAL STATEMENT SCHEDULES.

    All schedules are omitted because they are not required, they are not applicable or the information is already included in the financial statements or notes thereto.

ITEM 17. UNDERTAKINGS.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 15 of this Registration Statement or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The undersigned Registrant hereby undertakes that: (1) for purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus as filed as part of the registration statement in reliance upon Rule 430A and contained in the form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective, and (2) for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, Registrant has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of Santa Clara, State of California, on the 7th day of September, 1999.

                                DITECH COMMUNICATIONS CORPORATION

                                By:          /s/ TIMOTHY K. MONTGOMERY
                                     -----------------------------------------
                                               Timothy K. Montgomery
                                       CHIEF EXECUTIVE OFFICER AND PRESIDENT

                               POWER OF ATTORNEY

    Each person whose signature appears below constitutes and appoints Timothy
K. Montgomery and William J. Tamblyn his or her true and lawful attorney-in-fact and agent, each acting alone, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments and registration statements filed pursuant to Rule 462) to the Registration Statement on Form S-1, and to any registration statement filed under Securities and Exchange Commission Rule 462, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

          SIGNATURES                      TITLE                    DATE
------------------------------  --------------------------  -------------------

                                President, Chief Executive
  /s/ TIMOTHY K. MONTGOMERY       Officer and Director
------------------------------    (principal executive       September 7, 1999
    Timothy K. Montgomery         officer)

    /s/ WILLIAM J. TAMBLYN      Chief Financial Officer
------------------------------    (principal financial and   September 7, 1999
      William J. Tamblyn          accounting officer)

       /s/ PONG C. LIM
------------------------------  Chairman of the Board of     September 7, 1999
         Pong C. Lim              Directors

     /s/ GREGORY M. AVIS
------------------------------  Director                     September 7, 1999
       Gregory M. Avis

      /s/ PETER Y. CHUNG
------------------------------  Director                     September 7, 1999
        Peter Y. Chung

          SIGNATURES                      TITLE                    DATE
------------------------------  --------------------------  -------------------

    /s/ WILLIAM A. HASLER
------------------------------  Director                     September 7, 1999
      William A. Hasler

     /s/ KENNETH E. JONES
------------------------------  Director                     September 7, 1999
       Kenneth E. Jones

     /s/ GEORGE J. TURNER
------------------------------  Director                     September 7, 1999
       George J. Turner

                                 EXHIBIT INDEX

EXHIBIT
 NUMBER      DESCRIPTION OF DOCUMENT
-----------  --------------------------------------------------------------------------------------------------------
      1.1 ** Form of Underwriting Agreement.

      3.1    Amended and Restated Certificate of Incorporation of the Registrant, filed June 14, 1999.

      3.2    Bylaws of the Registrant.

      4.1    Reference is made to Exhibits 3.1 and 3.2.

      4.2 *  Specimen Stock Certificate.

      4.3 *  Amended and Restated Registration Agreement, dated March 19, 1999, between Ditech and certain investors.

      5.1 ** Opinion of Cooley Godward LLP.

     10.1 *  Lease Agreement, dated August 31, 1998, between Ditech and Lincoln-Whitehall Pacific, LLC, as amended
             January 25, 1999.

     10.2 *  1997 Ditech Stock Option Plan.

     10.3 *  1998 Amended and Restated Ditech Stock Option Plan.

     10.4 *  1999 Employee Stock Purchase Plan.

     10.5 *  1999 Non-Employee Directors' Stock Option Plan.

     10.6 *  Employment Agreement, dated September 1998, between Ditech and Timothy Montgomery.

     10.7 *  Employment Agreement, dated September 14, 1998, between Ditech and Pong Lim.

     10.8 *  Employment Agreement, dated November 4, 1998, between Ditech and Toni Bellin.

     10.9 *  Credit Agreement, dated August 20, 1997, between Ditech and BankBoston, N.A.

     10.10*  First Amendment to the Credit Agreement, dated August 13, 1998, between Ditech and BankBoston, N.A.

     10.11*  Second Amendment to the Credit Agreement, dated December 18, 1998, between Ditech and BankBoston, N.A.

     10.11.1 Third Amendment to Credit Agreement, dated August 13, 1999, between Ditech and BankBoston, N.A.

     10.12*  Security Agreement, dated August 20, 1997, between Ditech and BankBoston, N.A.

     10.13*  Intellectual Property Security Agreement, dated August 20, 1997, between Ditech and BankBoston, N.A.

     10.14*  Master Amendment and Lease Schedule, dated December 15, 1998, between Ditech and BancBoston Leasing Inc.

     10.15+* Invention Purchase Agreement, dated November 15, 1998, between Ditech and Telinnovation.

     10.16*  Form of Indemnity Agreement to be entered between Ditech and its executive officers and directors.

     10.17*  Employment Agreement dated April 27, 1999, between Ditech and Marc Schwager.

     10.18*  Stock Purchase Agreement, dated as of September 15, 1997 between Ditech and William Hasler.

     10.19*  Form of option agreement under the 1997 Stock Option Plan.

     10.20*  Form of option agreement under the 1998 Stock Option Plan.

     10.21** Patent License Agreement, dated as of August 13, 1999, between Ditech and Antec Corporation.

EXHIBIT
 NUMBER      DESCRIPTION OF DOCUMENT
-----------  --------------------------------------------------------------------------------------------------------
     16.1 *  Letter re: change in certifying accountant.

     23.1    Consent of PricewaterhouseCoopers LLP.

     23.2 ** Consent of Cooley Godward LLP. Reference is made to Exhibit 5.1.

     24.1    Power of Attorney (See page II-5).

     27.1    Financial Data Schedule.

------------------------

* Incorporated by reference from the exhibits with corresponding numbers from the Registrant's Registration Statement (No. 333-75063), declared effective on June 9, 1999.

** To be filed.

+ Confidential treatment has been granted as to a portion of this exhibit pursuant to Rule 406 under the Securities Act. The confidential portion of such exhibit has been omitted and filed separately with the Commission.